Exhibit 99.1

[Execution Version]

CREDIT AGREEMENT

dated as of August 16, 2011,

as amended and restated as of May 16, 2013,

as further amended and restated as of November 10, 2016,

among

THOMSON REUTERS CORPORATION,

The OTHER BORROWERS Party Hereto,

The LENDERS Party Hereto

and

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent

JPMORGAN CHASE BANK, N.A.,

BARCLAYS BANK PLC,

RBC CAPITAL MARKETS,

CITIGROUP GLOBAL MARKETS INC.,

TD SECURITIES and

BMO CAPITAL MARKETS,

as Joint Lead Arrangers and Joint Bookrunners

BARCLAYS BANK PLC,

ROYAL BANK OF CANADA,

CITIBANK, N.A.,

THE TORONTO-DOMINION BANK and

BANK OF MONTREAL,

as Syndication Agents,

BANK OF AMERICA, N.A.,

MORGAN STANLEY SENIOR FUNDING, INC. and

STANDARD CHARTERED BANK,

as Documentation Agents

Schedules

Schedule 1.01	Applicable Funding Account
Schedule 2.01	Commitments
Schedule 2.04A	LC Commitments
Schedule 2.04B	Existing Letters of Credit

Exhibits

Exhibit A	Form of Assignment and Assumption
Exhibit B-1	Form of Borrower Joinder Agreement
Exhibit B-2	Form of Borrower Termination Agreement
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Promissory Note
Exhibit E	Form of Compliance Certificate
Exhibit F	Maturity Date Extension Request
Exhibit G-1	Form of US Tax Compliance Certificate for Non-US Lenders or Non Non-US Issuing Banks that are not Partnerships for US Federal Income Tax Purposes
Exhibit G-2	Form of US Tax Compliance Certificate for Non-US Participants that are not Partnerships for US Federal Income Tax Purposes
Exhibit G-3	Form of US Tax Compliance Certificate for Non-US Participants that are Partnerships for US Federal Income Tax Purposes
Exhibit G-4	Form of US Tax Compliance Certificate for Non-US Lenders or Non Non-US Issuing Banks that are Partnerships for US Federal Income Tax Purposes

CREDIT AGREEMENT dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified from time to time, this “Agreement”), among THOMSON REUTERS CORPORATION; the OTHER BORROWERS from time to time party hereto; the LENDERS from time to time party hereto; and JPMORGAN CHASE BANK, N.A., as Administrative Agent.

The Borrowers (such term and each other capitalized term used and not otherwise defined herein having the meaning assigned to it in Article I), the Lenders and the Administrative Agent are parties to the Credit Agreement dated as of August 16, 2011, as amended and restated as of May 16, 2013 (as in effect immediately prior to its amendment and restatement pursuant hereto, the “Original Credit Agreement”). The Borrowers have requested that the Lenders agree to amend and restate the Original Credit Agreement in the form hereof. The Lenders are willing to amend and restate the Original Credit Agreement in the form hereof and extend credit to the Borrowers pursuant hereto, in each case on the terms and subject to the conditions set forth herein.

Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01.  Defined Terms.    As used in this Agreement, the following terms have the meanings specified below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Accession Agreement” has the meaning set forth in Section 2.07(d).

“Adjusted LIBO Rate” means, with respect to any LIBOR Borrowing denominated in US Dollars for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to (a) the LIBO Rate for US Dollars for such Interest Period multiplied by (b) the Statutory Reserve Rate.

“Administrative Agent” means JPMorgan, in its capacity as administrative agent for the Lenders hereunder and under the other Loan Documents, or any successor appointed in accordance with Article VIII. Unless the context requires otherwise, the term “Administrative Agent” shall include any Affiliate of JPMorgan through which JPMorgan shall elect to perform any of its obligations in such capacity under the Loan Documents.

“Administrative Questionnaire” means an Administrative Questionnaire in a form or forms supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agreement” has the meaning specified in the preamble.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus  1⁄2 of 1% per annum and (c) the Adjusted LIBO Rate on such day (or if such day is not a Business Day, the immediately preceding Business Day) for a deposit in US Dollars with a maturity of one month plus 1% per annum; provided, that for purposes of this definition, Adjusted LIBO Rate for any day shall be based on the Screen Rate (or, if the Screen Rate is not available for such one month maturity, the Interpolated Screen Rate) at approximately 11:00 a.m., London time, on such day for deposits in US Dollars with a maturity of one month; provided further that if the Adjusted LIBO Rate, determined as set forth above, shall be less than zero, such rate shall be deemed to be zero for purposes of this definition. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted LIBO Rate, as the case may be.

“Alternative Currency” means any currency other than US Dollars, Sterling or Euros.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada), each as amended, and the rules and regulations thereunder, or other similar anti-corruption laws in any other jurisdiction where the Company or any of its subsidiaries conduct business.

“Applicable Funding Account” means, as to each Borrower, the applicable account designated by the Administrative Agent and specified on Schedule 1.01 hereto or set forth in such Borrower’s Borrower Joinder Agreement entered pursuant to Section 2.19 or any other account that shall be specified in a written notice signed by a Financial Officer on behalf of the applicable Borrower and delivered to and approved by the Administrative Agent.

“Applicable Law” means all applicable laws, statutes, treaties, rules, codes, ordinances, regulations, permits, certificates, orders, interpretations, licenses, and permits of any Governmental Authority and judgments, decrees, injunctions, writs, orders or like action of any court, arbitrator or other judicial or quasi-judicial tribunal (including, without limitation, those pertaining to health, safety, the environment or otherwise).

“Applicable Lending Office” means (a) with respect to any Lender, the office(s) of such Lender (or any Affiliate of such Lender, if such Affiliate is a Swiss Qualifying Bank) specified as its “Lending Office” on Schedule 2.01, (b) with respect to any Person that becomes a Lender after the Restatement Effective Date, the office(s) of such Lender specified in the Assignment and Assumption or the Accession Agreement executed by such Person or (c) such other office(s) of such Lender (or an Affiliate of such Lender) as such Lender may hereafter designate from time to time as its “Lending Office(s)” by prior notice to the Company and the Administrative Agent; provided that, other than following an Event of Default that has occurred and is continuing, (i) such designation will not cause a Borrower to be subject to the payment of additional amounts with respect to withholding taxes pursuant to Section 2.11(i) or Section 2.15 and (ii) such Lender would be, to the same extent as prior to such designation, an Eligible Assignee if such Lender were an assignee. A Lender may designate different Lending Offices for Loans to Borrowers in different jurisdictions.

“Applicable Percentage” means, with respect to any Lender at any time, the percentage of the aggregate Commitments represented by such Lender’s Commitment at such time; provided that in the case of Section 2.20 when a Defaulting Lender shall exist, “Applicable Percentage” shall mean the percentage of the aggregate Commitments (disregarding any Defaulting Lender’s Commitment) represented by such Lender’s Commitment; provided further that if all the Commitments have expired or been terminated, the Applicable Percentages shall be determined on the basis of the aggregate Commitments most recently in effect, giving effect to any assignments.

“Applicable Rate” means, for any day, the applicable rate per annum set forth below under the caption “Facility Fee Rate”, “LIBOR/EURIBOR Rate Spread” or “ABR Spread”, as the case may be, based upon the ratings by S&P and Moody’s applicable on such date to the Index Debt:

	Ratings (S&P/Moody’s)	Facility Fee Rate (% per annum)	LIBOR/EURIBOR Rate Spread (% per annum)	ABR Spread (% per annum)
Category 1	A1/A+ or higher	0.060%	0.690%	0.000%
Category 2	A2/A	0.080%	0.795%	0.000%
Category 3	A3/A-	0.100%	0.900%	0.000%
Category 4	Baa1/BBB+	0.125%	1.000%	0.000%
Category 5	Baa2/BBB	0.150%	1.100%	0.100%
Category 6	Baa3/BBB- or lower or unrated	0.200%	1.300%	0.300%

For purposes of the foregoing, (i) if either of Moody’s or S&P shall not have in effect a rating for the Index Debt (other than by reason of the circumstances referred to in the last sentence of this definition), then such rating agency shall be deemed to have established a rating in Category 6; (ii) if the ratings established or deemed to have been established by Moody’s and S&P for the Index Debt shall fall within different Categories, the Applicable Rate shall be based on the higher of the two ratings unless one of the two ratings is more than one Category lower than the other, in which case the Applicable Rate shall be based on the Category next below that of the higher of the two ratings; (iii) if the rating established or deemed to have been established by Moody’s or S&P for the Index

Debt shall be changed (other than as a result of a change in the rating system of Moody’s or S&P), such change shall be effective as of the date on which it is first announced by the applicable rating agency; and (iv) so long as no Specified Default or Event of Default shall have occurred and be continuing, the Company may replace either S&P or Moody’s (but not both) with Fitch; provided that, in the event of any such replacement, clause (ii) above shall cease to apply and, in lieu of such clause (ii), if the ratings established or deemed to have been established by Moody’s or S&P (whichever remains as a rating agency for purposes hereof) or Fitch are not in the same Category, then the Applicable Rate will be determined based on the lower of the two ratings unless one of the two ratings is two or more Categories lower than the rating established or deemed to have been established by the other rating agency, in which case the Applicable Rate shall be determined by reference to the Category next above that of the lower of the two ratings. Each change in the Applicable Rate shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of Moody’s, S&P or Fitch, as applicable, shall change, or if either of the two then-applicable rating agencies shall cease to be in the business of rating corporate debt obligations, the Company and the Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such rating agency and, pending the effectiveness of any such amendment, the Applicable Rate shall be determined by reference to the rating from such rating agency most recently in effect prior to such change or cessation.

“Approved Electronic Communication” refers to the delivery of notices and other communications using Electronic Systems to the extent permitted under Section 10.01(b).

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by a Lender, an Affiliate of a Lender or an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” means JPMorgan, Barclays Bank PLC, RBC Capital Markets, Citigroup Global Markets Inc., TD Securities and BMO Capital Markets.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form approved by the Administrative Agent.

“Availability Period” means the period from and including the Restatement Effective Date to but excluding the earlier of the Maturity Date and the date of termination of all the Commitments.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankruptcy Event” means, with respect to any Person, that such Person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority, provided further that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Benefit Plan” means any employee benefit, health, welfare, pension, supplemental pension, deferred compensation, stock, share or other similar incentive compensation, retirement, post-retirement benefit and post-employment benefit and long-term incentive plans or arrangements, disability or any other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that, in any of the foregoing cases, are applicable to present or former employees or directors or officers, and individuals working on contract with any Borrower or any Significant Subsidiary and are currently maintained, administered or participated in by any Borrower or any Significant Subsidiary, or in respect of which any Borrower or any Significant Subsidiary has any contribution obligation or other liability or contingent liability.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means (a) the Company, (b) Thomson Reuters Holdings AG, a company incorporated under the laws of Switzerland, (c) Thomson Reuters Finance S.A., a company incorporated under the laws of Luxembourg, and (d) each subsidiary of the Company that has become a Borrower as provided in Section 2.19, in each case under clauses (b), (c) and (d) above, other than any such Person that has ceased to be a Borrower as provided in Section 2.19.

“Borrower DTTP Filing” means an HM Revenue & Customs’ Form DTTP2, duly completed and filed by the relevant UK Borrower within: (a) where a Lender or Issuing Bank is party hereto at such time as the first UK Borrower becomes a Borrower hereunder, 30 days from the date such UK Borrower becomes a Borrower hereunder, and (b) where a Lender or Issuing Bank becomes party hereto after the date on which the first UK Borrower becomes a Borrower hereunder, 30 days from the date of the relevant Assignment and Assumption executed by such Lender or Issuing Bank, as applicable, which contains the scheme reference number and jurisdiction of tax residence provided by the applicable Lender or Issuing Bank to such UK Borrower and the Administrative Agent.

“Borrower Joinder Agreement” means a Borrower Joinder Agreement substantially in the form of Exhibit B-1.

“Borrower Termination Agreement” means a Borrower Termination Agreement substantially in the form of Exhibit B-2.

“Borrowing” means Loans of the same Type and currency made, converted or continued on the same date and, in the case of LIBOR Loans and EURIBOR Loans, as to which a single Interest Period is in effect.

“Borrowing Minimum” means (a) in the case of a Borrowing denominated in US Dollars, US$2,500,000, (b) in the case of a Borrowing denominated in Sterling, £1,000,000, (c) in the case of a Borrowing denominated in Euros, €2,500,000 and (d) in the case of a Borrowing denominated in any Alternative Currency, the smallest amount of such Alternative Currency that is an integral multiple of 100,000 units of such currency and that has a US Dollar Equivalent in excess of US$2,500,000.

“Borrowing Multiple” means (a) in the case of a Borrowing denominated in US Dollars, US$100,000, (b) in the case of a Borrowing denominated in Sterling, £100,000, (c) in the case of a Borrowing denominated in Euros, €100,000 and (d) in the case of a Borrowing denominated in any Alternative Currency, 100,000 units of such Alternative Currency.

“Borrowing Request” means a request by a Borrower for a Borrowing in accordance with Section 2.03.

“Breaching Party” has the meaning set forth in Section 2.15(d).

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that (a) when used in connection with a LIBOR Loan denominated in any currency, the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in such currency in the London interbank market, (b) when used in connection with a EURIBOR Loan, the term “Business Day” shall also exclude any day on which the TARGET payment system is not open for the settlement of payments in Euros, (c) when used in connection with any Loan to, or Letter of Credit issued for the account of, a Canadian Borrower, the term “Business Day” shall also exclude any day on which banks are not open for business in Toronto and (d) when used in connection with a Loan to, or Letter of Credit issued for the account of, any Borrower organized in a jurisdiction other than the United States of America, the United Kingdom or Canada, the term “Business Day” shall also exclude any day on which commercial banks in the jurisdiction of organization of such Borrower are authorized or required by law to remain closed.

“Canadian Borrower” means the Company and any other Borrower that is incorporated or otherwise organized under the laws of Canada or any political subdivision thereof.

“Canadian Pension Event” means (a) the occurrence of a Termination Event with respect to a Canadian Pension Plan; (b) the failure by a Borrower or any Significant Subsidiary to make a required contribution to a Canadian Pension Plan, which results in a deemed trust or lien arising pursuant to the PBA against the assets of any Borrower or any Significant Subsidiary; (c) the occurrence of any event or condition which might reasonably constitute grounds under the PBA for the appointment of a third party to administer a Canadian Pension Plan; (d) the failure to fund all Canadian Pension Plans as required by Applicable Law; (e) the failure to make on a timely basis all required contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to the appropriate funding agency in accordance with all Applicable Laws and the terms of each Canadian Pension Plan of each Borrower and each Significant Subsidiary; (f) the violation of any provision of the terms of any Canadian Pension Plan or applicable pension benefit laws; or (g) the merger of any Canadian Pension Plan with another pension plan or the transfer of assets and liabilities from or to any Canadian Pension Plan to any other Canadian or non-Canadian pension plan, other than in connection with the termination of employment of members of a Canadian Pension Plan in the ordinary course.

“Canadian Pension Plan” means a Benefit Plan that is a “registered pension plan” as defined in the ITA, or any other pension, supplemental pension or retirement savings plan which is applicable to any Borrower or any Significant Subsidiary’s employees resident in Canada, whether or not registered.

“Capital Stock” means, with respect to any Person, any and all shares, units, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred interest, any limited or general partnership interest, any beneficial interest in a trust and any limited liability company membership interest.

“Cash Collateralize” has the meaning set forth in Section 2.04(i).

“Change in Control” means an event or series of events by which at any time (a) a “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, but excluding any employee benefit plan of the Company or its subsidiaries, and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than the Woodbridge Group, becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the total voting power of the Capital Stock of the Company having the power, directly or indirectly, to elect members of the board of directors or equivalent governing body of such Person, or (b) any Borrower other than the Company ceases to be a wholly-owned subsidiary (directly or indirectly) of the Company, unless at such time such other Borrower has no Obligations outstanding and has terminated its ability to obtain extensions of credit under this Agreement.

“Change in Law” means (a) the adoption or taking effect of any law, rule, regulation or treaty after the Restatement Effective Date, (b) any change in any law, rule, regulation or treaty or in the interpretation or application thereof by any Governmental Authority after the Restatement Effective Date or (c) compliance by any Lender or Issuing Bank (or, for purposes of Section 2.13(b), by any lending office of such Lender or Issuing Bank or by such Lender’s or Issuing Bank’s holding company, if any) with any request, rule, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Restatement Effective Date; provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, promulgated or issued.

“Charges” has the meaning set forth in Section 10.18.

“Claims” has the meaning set forth in Section 2.16(c).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commitment Increase” has the meaning set forth in Section 2.07(d).

“Commitment” means, with respect to each Lender, the commitment of such Lender to make Loans pursuant to Section 2.01 and to acquire participations in Letters of Credit hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to Section 2.07 or assignments by or to such Lender pursuant to Section 10.04. The initial amount of each Lender’s Commitment is set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as the case may be. The aggregate amount of the Commitments on the Restatement Effective Date is US$2,400,000,000.

“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the Administrative Agent or any Loan Party pursuant to any Loan Document which is distributed by the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications, including through an Electronic System.

“Company” means Thomson Reuters Corporation, an Ontario corporation, and its permitted successors and assigns hereunder.

“Compliance Certificate” means a certificate substantially in the form of Exhibit E.

“Consenting Lender” has the meaning set forth in Section 2.07(e).

“consolidated” means, when used with reference to any accounting term, the amount described by such accounting term, determined on a consolidated basis in accordance with IFRS, after elimination of intercompany items.

“Consolidated EBITDA” means, for any period, net earnings of the Company on a consolidated basis plus (i) without duplication and to the extent deducted in determining such net earnings, the sum of (A) income tax expense; (B) interest expense (including, to the extent accounted for as interest expense, interest relating to debt, pension and other post-employment benefit plans), amortization or writeoff of Debt discount and Debt issuance costs and commissions, discounts and other fees, costs and charges associated with Debt (including the Loans); (C) depreciation and amortization expense; (D) amortization of identifiable intangible assets; (E) all amounts attributable to net other operating expense, including, without limitation, net losses on disposals of businesses and investments, equity in losses of associates or affiliates and deal costs associated with acquisitions; (F) all amounts attributable to net other finance expense, including, without limitation, losses from the redemption of Debt, expense on intercompany loans and dividends relating to changes in foreign currency exchange rates and losses on derivative instruments; (G) any extraordinary, unusual or non-recurring expenses, charges or losses (including non-cash restructuring charges and also including, whether or not includable as a separate item in the statement of net earnings for such period, losses on sales of assets outside of the ordinary course of business); (H) with respect to any discontinued operation, any loss resulting therefrom; and (I) any other non-cash expense, charges or losses, including, without limitation, asset impairments, minus (ii) without duplication and to the extent included in determining such net earnings, the sum of any (A) income tax credits (to the extent not netted from income tax expense); (B) interest income; (C) all amounts attributable to net other operating income, including, without limitation, net gains on disposals of businesses and investments and equity in gains or earnings of associates or affiliates; (D) all amounts attributable to net other finance income, including, without limitation, income on intercompany loans and dividends relating to changes in foreign currency exchange rates and income on derivative instruments; (E) extraordinary, unusual or non-recurring income or gains (including, whether or not otherwise includable as a separate item in the statement of net earnings for such period, gains on the sales of assets outside of the ordinary course of business); (F) with respect to any discontinued operation, any gain resulting therefrom; and (G) any other non-cash income or gains, all as determined on a consolidated basis and in each case, exclusive of the cumulative effect of foreign currency gains or losses. Notwithstanding the foregoing, in calculating Consolidated EBITDA for any period, if such Person or any of its consolidated subsidiaries has made any Material Acquisition, Material Disposition or Material Investment (each as defined below) during the period of four consecutive fiscal quarters ended on the date on which the most recent fiscal quarter ended, Consolidated EBITDA for the relevant period for testing compliance under Section 6.04 shall be calculated after giving pro forma effect thereto as if such Material Acquisition, Material Disposition or Material Investment had occurred on the first day of the relevant period for testing compliance. As used in this definition, (1) “Material Acquisition” means any acquisition or series of related acquisitions of property that (x) constitutes all or substantially all of the Capital Stock or all or substantially all of the assets of any Person or comprises all or substantially all of any operating unit of a business and (y) involves consideration of US$500,000,000 or more; (2) “Material Disposition” means any sale, transfer, lease or other disposition or series of related sales, transfers, leases or other dispositions of property that (x) constitutes all or substantially all of the Capital Stock or all or substantially all of the assets of any subsidiary of such Person or involves assets comprising all or substantially all of any operating unit of a business of such Person or any of its subsidiaries and (y) yields gross proceeds to such Person or any of its subsidiaries of US$500,000,000 or more; and (3) “Material Investment” means any entity in which such Person or any subsidiary of such Person has made or disposed of an investment of US$500,000,000 or more.

“Consolidated Total Debt” means, as of any date of determination, the aggregate stated amount of all Debt (net of cash and cash invested in Permitted Investments) of the Company and its consolidated subsidiaries on the Company’s consolidated statement of financial position.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Debt” means, as of any date and with respect to any Person, all amounts that are classified as indebtedness (or a term of a similar import) on the consolidated statement of financial position of such Person as of such date as determined in accordance with IFRS, with the total amount of all such debt increased or reduced, as the case may be, by the effect of all net monetary payment obligations/receivables of the Company or its subsidiaries in respect of Hedge Agreements (measured as the Hedge Agreement Termination Value thereof) which are related to such debt.

“Declining Lender” has the meaning set forth in Section 2.07(e).

“Default” means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would become an Event of Default.

“Defaulting Lender” means any Lender that (a) has failed, within two Business Days after the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to any Loan Party, the Administrative Agent, any Issuing Bank or any Lender any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such

Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified any Loan Party, the Administrative Agent or any Issuing Bank in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by the Administrative Agent or a Loan Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans and participations in then outstanding Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon the Administrative Agent or such Loan Party’s receipt of such certification in form and substance reasonably satisfactory to it, (d) has become the subject of a Bankruptcy Event or (e) has, or has a Parent that has, come the subject of a Bail-In Action. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (e) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to the Loan Parties, each Issuing Bank and each Lender.

“Designated Currency” means any currency (a) that is freely transferable and convertible into US Dollars in the London market, (b) for which LIBO Rates can be determined by reference to the Screen Rate as provided in the definition of “LIBO Rate” and (c) that has been designated by the Administrative Agent as a Designated Currency at the request of the Company and with the consent of each Lender. If the Lenders and the Administrative Agent shall so elect, the designation of a currency as a Designated Currency may be limited to one or more of the Borrowers.

“Designated Issuing Banks” means JPMorgan and at least one other Issuing Bank.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country that is subject to the supervision of an EEA Resolution Authority, (b) any Person established in an EEA Member Country that is a parent of an institution described in clause (a) above or (c) any financial institution established in an EEA Member Country that is a subsidiary of an institution described in clause (a) or (b) above and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country

(including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Electronic System” means any electronic system, including e-mail, e-fax, Intralinks®, ClearPar®, Debt Domain, Syndtrak and any other Internet or extranet-based site, whether such electronic system is owned, operated or hosted by the Administrative Agent or any Issuing Bank and any of their respective Related Parties or any other Person, providing for access to data protected by passcodes or other security system.

“Eligible Assignee” means (a) an Eligible Institution lending through one or more Applicable Lending Offices that is entitled to receive interest payments under this Agreement from the US Borrowers, the Canadian Borrowers or the UK Borrowers free and clear of any withholding tax imposed by the United States of America, Canada or the United Kingdom, respectively (in each case other than any such withholding tax to which payments to such Person’s assignor are subject as a result of any Change in Law), assuming the taking by such Borrower of all actions required in order for available exemptions from such tax to be effective and (b) any other Person (other than, in each case, a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person) or the Company or any Subsidiary) that has been approved in writing as an Eligible Assignee by the Administrative Agent and, if no Event of Default shall have occurred and be continuing, by the Company (such consent by the Company and the Administrative Agent not to be unreasonably withheld or delayed).

“Eligible Institution” means, with respect to any assignment of the rights, interest and obligations of a Lender hereunder, a Person that is at the time of such assignment (a) a commercial bank organized or licensed under the laws of the United States or any state thereof having shareholders’ equity of at least US$2,000,000,000, and any Affiliate thereof, (b) a commercial bank organized under the laws of any other country that is a member of the Organization of Economic Cooperation and Development, or a political subdivision of any such country, having shareholders’ equity of at least US$2,000,000,000, and any Affiliate thereof, (c) a commercial finance company, insurance company or other financial institution which in the ordinary course of business extends credit of the type extended hereunder, having shareholders’ equity of at least US$2,000,000,000, and any Affiliate thereof, (d) a Lender hereunder, (e) an Affiliate of a Lender hereunder that does not otherwise qualify as an Eligible Assignee, provided such Lender continues to be obligated under this Agreement, or (f) the successor (whether by transfer of assets, merger or otherwise) to all or substantially all of the commercial lending business of the assigning Lender; provided that each such successor of each Person described in clauses (a) through (c) and (f) shall have a short term public debt rating of not less than A-1 by S&P or P-1 by Moody’s; provided further that, notwithstanding the foregoing, the term “Eligible Institution” shall not include the Company, its subsidiaries or any of its or their Affiliates or any natural person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person which for purposes of Title IV of ERISA is a member of any Borrower’s controlled group, or under common control with the Company, within the meaning of Section 414 (b), (c), (m) or (o) of the Code, and the regulations promulgated and rulings issued thereunder.

“ERISA Event” means (a) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, unless the 30-day notice requirement with respect thereto has been waived by the PBGC; (b) the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 404l(e) of ERISA); (c) the cessation of operations at a facility in the circumstances described in Section 4062(e) of ERISA; (d) the withdrawal by any Borrower or an ERISA Affiliate from a Multiemployer Plan during a plan year for which it was a “substantial employer” as defined in Section 4001(a)(2) of ERISA; (e) the failure by any Borrower or any ERISA Affiliate to make a payment to a Plan required under Section 302 of ERISA, which results in a lien pursuant to Section 303(k) of ERISA; (f) the institution by the PBGC of proceedings to terminate a Plan, pursuant to Section 4042 of ERISA, or the occurrence of any event or condition which might reasonably constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, a Plan by the PBGC; or (g) the insolvency within the meaning of Section 4205 of ERISA of a Multiemployer Plan in connection with which any Borrower or an ERISA Affiliate shall incur any liability.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EURIBO Rate” means, with respect to any EURIBOR Borrowing for any Interest Period, (a) the applicable Screen Rate or (b) if no Screen Rate is available for such Interest Period, the applicable Interpolated Screen Rate, in each case as of the Specified Time on the Quotation Day. Notwithstanding the foregoing, if the EURIBO Rate, determined as provided above, would otherwise be less than zero, then the EURIBO Rate shall be deemed to be zero for all purposes.

“EURIBOR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the EURIBO Rate.

“Euro” or “€” means the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the European Monetary Union Legislation.

“Event of Default” has the meaning assigned to such term in Article VII.

“Exchange Rate” means on any day, for purposes of determining the US Dollar Equivalent of any other currency, the rate at which such other currency may be exchanged into US Dollars at the time of determination on such day as set forth on the Reuters WRLD Page for such currency. In the event that such rate does not appear on any Reuters WRLD Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Company, or, in the absence of such an agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about such time as the Administrative Agent shall elect after determining that such rates shall be the basis for determining the Exchange Rate, on such date for the purchase of US Dollars for delivery two Business Days later; provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Existing Letters of Credit” means those Letters of Credit (as defined in the Original Credit Agreement) that are (a) outstanding on the Restatement Effective Date and (b) listed on Schedule 2.04B.

“Existing Maturity Date” has the meaning set forth in Section 2.07(e).

“Extension Closing Date” has the meaning set forth in Section 2.07(e).

“FATCA” means (a) Sections 1471 through 1474 of the Code, as of the Restatement Effective Date (or any amended or successor version that is substantially comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, (b) any treaty, law or regulation of any jurisdiction other than the United States of America, or relating to an intergovernmental agreement between the United States of America and any other jurisdiction, in each case which facilitates the implementation of the foregoing clause (a), and (c) any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“Fitch” means Fitch, Inc., or any successor to its rating agency business.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depository institutions (as determined in such manner as the NYFRB shall set forth on its public website from time to time) and published on the next succeeding Business Day by the NYFRB as the federal funds effective rate; provided that if such rate shall be less than zero, such rate shall be deemed to be zero for all purposes.

“Financial Officer” means, with respect to any Borrower, (a) the chief financial officer, principal accounting officer, treasurer, controller or assistant controller of such Borrower or (b) any other duly authorized officer of such Borrower that shall have been specified in a written notice from the Company to the Administrative Agent;

“Governmental Actions” means all authorizations, consents, approvals, waivers, exceptions, variances, orders, licenses, exemptions, publications, filings, notices to and declarations of or with any Governmental Authority, other than routine reporting requirements the failure to comply with which will not affect the validity or enforceability of this Agreement or any other Loan Document or have a material adverse effect on the transactions contemplated by this Agreement or any other Loan Document.

“Governmental Authority” means any nation or government, any state, province, municipality, region or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in any jurisdiction (including any supra-national body exercising such powers or functions, such as the European Union or the European Central Bank).

“Guidelines” means, together, guideline S-02.123 in relation to interbank loans of 22 September 1986 (Merkblatt “Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)” vom 22. September 1986), guideline S-02.122.1 in relation to bonds of April 1999 (Merkblatt “Obligationen” vom April 1999), guideline S-02.130.1 in relation to money market instruments and book claims of April 1999 (Merkblatt vom April 1999 betreffend Geldmarktpapiere und Buchforderungen inländischer Schuldner), guideline S-02.128 in relation to syndicated credit facilities of January 2000 (Merkblatt “Steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen” vom Januar 2000), circular letter No. 15 of 7 February 2007 (1-015-DVS-2007) in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss Withholding Tax and Swiss Stamp Taxes (Kreisschreiben Nr. 15 “Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer und der Stempelabgaben” vom 7. Februar 2007) and circular letter No. 34 of 26 July 2011 (1-034-V-2011) on deposits (Kreisschreiben Nr. 34 “Kundenguthaben” vom 26. Juli 2011), in each case as issued, amended or replaced from time to time, by the Swiss Federal Tax Administration or as substituted or superseded and overruled by any law, statute, ordinance, court decision, regulation or the like as in force from time to time.

“Hedge Agreement Termination Value” means, in respect of any one or more Hedge Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Hedge Agreements, (a) for any date on or after the date such Hedge Agreements have been closed out at termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market or other readily available quotations provided by any recognized dealer in such Hedge Agreements (which may include any Lender or any Affiliate of such Lender).

“Hedge Agreements” means any interest rate swap, commodity or equity swap, cap, floor or forward rate agreements or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other similar agreements designed to protect against fluctuations in interest rates or currency, commodity or equity values and any confirmations executed in connection with any such agreements or arrangements.

“HMRC DT Treaty Passport Scheme” means the Board of H.M. Revenue and Customs Double Taxation Treaty Passport scheme.

“IFRS” means international financial reporting standards which are in effect from time to time as used by the Company.

“Increase Effective Date” has the meaning set forth in Section 2.07(d)(ii).

“Increasing Lender” has the meaning set forth in Section 2.07(d)(i).

“Indebtedness” means, for any Person, all Debt of such Person which in any event shall include, without duplication, all (a) reimbursement obligations (contingent or otherwise) in respect of outstanding letters of credit and (b) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, any Debt, indebtedness or obligations of others of the kinds referred to above. Notwithstanding anything to the contrary set forth above, Capital Stock, including Capital Stock having a preferred interest, shall not constitute Indebtedness for purposes of this Agreement.

“Indemnitee” has the meaning set forth in Section 10.03(b).

“Index Debt” means the Company’s senior, unsecured, non-credit-enhanced long-term Indebtedness for borrowed money.

“Information Memorandum” means the Confidential Information Memorandum dated October 6, 2016, relating to the Company and the Transactions.

“Initial Borrowings” has the meaning set forth in Section 2.07(d)(ii).

“Interest Election Request” means a request by a Borrower to convert or continue a Borrowing in accordance with Section 2.06.

“Interest Payment Date” means (a) with respect to any ABR Loan, the first Business Day following the last day of each March, June, September and December and (b) with respect to any LIBOR Loan or EURIBOR Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a LIBOR Borrowing or EURIBOR Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period.

“Interest Period” means, with respect to any LIBOR Borrowing or EURIBOR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one week or one, two, three or six months thereafter (or such other period thereafter as the applicable Borrower may request and for which interbank offered rates shall be available in accordance with the definition of “Screen Rate”), as the applicable Borrower may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Interpolated Screen Rate” means, with respect to any LIBOR Borrowing denominated in any currency for any Interest Period or EURIBOR Borrowing for any Interest Period, a rate per annum which results from interpolating on a linear basis between (a) the applicable Screen Rate for the longest maturity for which such Screen Rate is available that is shorter than the Interest Period for such LIBOR Borrowing or such EURIBOR Borrowing and (b) the applicable Screen Rate for the shortest maturity for which such Screen Rate is available that is longer than the Interest Period for such LIBOR Borrowing or such EURIBOR Borrowing, in each case as of the Specified Time on the Quotation Day.

“IRS” means the United States Internal Revenue Service.

“Issuing Bank” means each of (a) JPMorgan, (b) Barclays Bank PLC, (c) Royal Bank of Canada, (d) Citibank, N.A., (e) The Toronto-Dominion Bank, (f) Bank of Montreal and (g) any other Lender that shall have become an Issuing Bank hereunder as provided in Section 2.04(j) (other than any such Person that shall have ceased to be an Issuing Bank as provided in Section 2.04(k)), each in its capacity as an issuer of Letters of Credit hereunder. Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank (if such Affiliate of such Issuing Bank is a Swiss Qualifying Bank), in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate (it being agreed that such Issuing Bank shall cause such Affiliate to comply with the requirements of Section 2.04 with respect to such Letters of Credit); provided that the Borrowers shall not be responsible for payment of any additional amounts pursuant to Section 2.11(i), 2.15 or 2.18 as a result of any such Letter of Credit being issued by such Affiliate instead of by such Issuing Bank.

“Issuing Bank Agreement” has the meaning assigned to such term in Section 2.04(j).

“ITA” means the Income Tax Act (Canada), as amended, and any successor thereto, and any regulations promulgated thereunder.

“JPMorgan” means JPMorgan Chase Bank, N.A.

“LC Commitment” means, with respect to any Issuing Bank, the maximum permitted amount of the LC Exposure that may be attributable to Letters of Credit issued by such Issuing Bank. The initial amount of each Issuing Bank’s LC Commitment is set forth on Schedule 2.04A or in such Issuing Bank’s Issuing Bank Agreement. The LC Commitment of any Issuing Bank may be increased or reduced by written agreement between such Issuing Bank and the Company, provided that a copy of such written agreement shall have been delivered to the Administrative Agent.

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, (a) the sum of the US Dollar Equivalents of the undrawn amounts of all outstanding Letters of Credit at such time plus (b) the sum of the US Dollar Equivalents of the amounts of all LC Disbursements that have not yet been reimbursed by or on behalf of the applicable Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the aggregate LC Exposure at such time, adjusted to give effect to any reallocation under Section 2.20(c) of the LC Exposures of Defaulting Lenders in effect at such time.

“Lenders” means the Persons listed on Schedule 2.01 and any other Person that shall have become a Lender pursuant to an Assignment and Assumption or Section 2.07(d), other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

“Letter of Credit” means any Existing Letter of Credit or any standby or “at sight” letter of credit issued pursuant to this Agreement.

“LIBO Rate” means, with respect to any LIBOR Borrowing denominated in any currency for any Interest Period, (a) the applicable Screen Rate or (b) if no Screen Rate is available for such Interest Period, the applicable Interpolated Screen Rate, in each case as of the Specified Time on the Quotation Day. Notwithstanding the foregoing, if the LIBO Rate, determined as provided above, would otherwise be less than zero, then the LIBO Rate shall be deemed to be zero for all purposes.

“LIBOR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate or the LIBO Rate.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, a Person or any of its subsidiaries shall be deemed to own, subject to a Lien, any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Loan Documents” means this Agreement, each Borrower Joinder Agreement, each Borrower Termination Agreement, each notice referred to in Section 2.07(d)(i) pursuant to which any Commitment Increase becomes effective, each

Accession Agreement, each agreement (if any) pursuant to which any subsidiary of the Company shall have guaranteed the Obligations as required hereunder and, except for purposes of Section 10.01, each promissory note issued hereunder, each Issuing Bank Agreement, each written agreement (if any) between the Company and any Issuing Bank related to the increase or decrease of such Issuing Bank’s LC Commitment and each written agreement (if any) referred to in Section 2.04(k).

“Loan Parties” means, at any time, the Company, each other Borrower at such time and any subsidiary of the Company that at such time has guaranteed the Obligations pursuant to the Loan Documents.

“Loans” means the loans made by the Lenders to the Borrowers pursuant to this Agreement.

“Local Time” means (a) with respect to a Loan or Borrowing denominated in US Dollars (other than a LIBOR Loan or Borrowing made by a Swiss Borrower) or a Letter of Credit, New York City time, and (b) with respect to a LIBOR Loan or Borrowing made by a Swiss Borrower or any Loan or Borrowing denominated in Sterling, Euros or an Alternative Currency, London time.

“Luxembourg Borrower” means Thomson Reuters Finance S.A. and any other Borrower that is a subsidiary of the Company that is incorporated or otherwise organized under the laws of Luxembourg.

“Margin Stock” has the meaning assigned to that term in Regulation U of the Board as in effect from time to time.

“Material Adverse Change” means (a) a materially adverse change in the business, assets, liabilities, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, (b) any material impairment of the ability of any Borrower to perform its Obligations under this Agreement or any other Loan Document, taken as a whole, or (c) any material impairment of the rights of, or remedies of, the Administrative Agent, the Lenders or the Issuing Banks under this Agreement or any other Loan Document.

“Maturity Date” shall mean November 10, 2021, as such date may be extended pursuant to Section 2.07(e).

“Maturity Date Extension Request” means a request by the Company, in the form of Exhibit F hereto or such other form as shall be approved by the Administrative Agent, for the extension of the Maturity Date pursuant to Section 2.07(e).

“Maximum Rate” has the meaning set forth in Section 10.18.

“MEPP Liability” has the meaning assigned to such term in clause (i) of Article VII.

“MNPI” means material information concerning the Company and its consolidated subsidiaries or its securities that has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD under the Securities Act of 1933, as amended, and any comparable regulation under the laws of Canada. For purposes of this definition, “material information” means information concerning the Company and its consolidated subsidiaries or its securities that could reasonably be expected to be material for purposes of the United States and Canadian federal, state and provincial securities laws.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to its rating agency business.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, which is subject to Title IV of ERISA and to which the Company or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Multiple Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (a) is maintained for employees of the Company or an ERISA Affiliate and at least one Person other than the Company and its ERISA Affiliates or (b) was so maintained and in respect of which the Company or an ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Non-Refundable Portion” has the meaning set forth in Section 2.11(i).

“Non-US Issuing Bank” means, with respect to any Borrower that is a US Person, an Issuing Bank that is not a US Person.

“Non-US Lender” means, with respect to any Borrower that is a US Person, a Lender that is not a US Person.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” shall mean the rate for a federal funds transaction quoted at 11:00 a.m., New York City time, on such day received to the Administrative Agent from a Federal funds broker of recognized standing selected by it; provided further that if the NYFRB Rate determined as set forth above shall be less than zero, such rate shall be deemed to be zero for all purposes.

“Obligations” means (a) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, (b) each payment required to be made by any Borrower under this Agreement in respect of any Letter of Credit, when and as due, including the reimbursement of LC Disbursements and interest thereon and obligations to provide cash collateral and (c) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Loan Parties under this Agreement and the other Loan Documents.

“OFAC” means the United States Treasury Department Office of Foreign Assets Control.

“Original Credit Agreement” has the meaning assigned to such term in the preliminary statement hereto.

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight Eurodollar borrowings by US-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on its public website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate (from and after such date as the NYFRB shall commence to publish such composite rate); provided that if such rate shall be less than zero, such rate shall be deemed to be zero for all purposes.

“Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

“Participant” has the meaning set forth in Section 10.04(f).

“Participant Register” has the meaning set forth in Section 10.04(f).

“PBA” means, collectively, the Pension Benefits Act (Ontario), and similar acts of each Province in Canada or to the extent applicable the federal jurisdiction, and all regulations thereunder as amended from time to time.

“PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.

“Permitted Investments” means (a) noncallable, direct general obligations of, or obligations the payment of the principal of and interest on which are unconditionally guaranteed by, the United States of America, the United Kingdom or the Government of Canada; (b) bonds, participation certificates or other obligations of the Federal National Mortgage Association, Government National Mortgage Association and Federal Home Loan Mortgage Corporation; (c) certificates of deposit, bankers’ acceptances or other obligations issued by commercial banks which are fully insured by the Federal Deposit Insurance Corporation or certificates of deposit, bankers’ acceptances or other deposit obligations issued by commercial banks whose unsecured obligations are rated in one of the three highest rating categories by Moody’s or S&P and money market funds and other commingled vehicles that are A- rated by a NRSRO or that comply with Section 2(a)(7) of the Securities Exchange Act of 1934; (d) obligations issued or guaranteed by a state or political subdivision of a state rated in one of the three highest rating categories by Moody’s or S&P; (e) any commercial paper rated A-1 by S&P or P-1 by Moody’s or better; or (f) any other investments permitted under this Agreement and which the Administrative Agent has approved in writing.

“Permitted Liens” means, with respect to any Person, any of the following:

(a)  Liens for taxes, assessments or governmental charges not delinquent or being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with IFRS are maintained on such Person’s books;

(b)  Liens arising out of deposits in connection with workers’ compensation, unemployment insurance, old age pensions or other social security or retirement benefits legislation;

(c)  deposits or pledges to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds, and other obligations of like nature arising in the ordinary course of such Person’s business;

(d)  Liens imposed by law, such as mechanics’, workers’, materialmen’s, carriers’ or other like liens arising in the ordinary course of such Person’s business which secure the payment of obligations which are not past due or which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS are maintained on such Person’s books;

(e)  rights of way, zoning restrictions, easements and similar encumbrances affecting such Person’s real property which do not materially interfere with the use of such property;

(f)  Liens securing Debt otherwise permitted hereunder in an aggregate amount not exceeding US$1,000,000,000; provided, that to the extent that Indebtedness is incurred under clause (i) of the definition of Permitted Subsidiary Indebtedness in excess of US$3,000,000,000, the aggregate amount permitted under this clause (f) shall be reduced on a dollar-for-dollar basis;

(g)  purchase money security interests for the purchase of equipment to be used in the Borrowers’ and their subsidiaries’ business, encumbering only the equipment so purchased, and which secures only the purchase-money Indebtedness incurred to acquire the equipment so purchased, which Indebtedness qualifies under clause (f) above;

(h)  any interest or title of a licensor, lessor or sublessor under any lease permitted by this Agreement;

(i)  Liens arising from judgments, decrees or attachments to the extent not constituting an Event of Default under clause (f) of Article VII;

(j)  licenses, leases or subleases granted to third parties in the ordinary course of business not interfering in any material respect with the business of the Company or any of its subsidiaries;

(k)  Liens of sellers of goods, gas or oil to the Borrowers and their subsidiaries arising under Article 2 of the Uniform Commercial Code or under other state statutes in the ordinary course of business, covering only the goods, gas or oil sold and covering only the unpaid purchase price for such goods, gas or oil and related expenses;

(l)  banker’s liens and similar liens (including rights of set-off) in respect of bank deposits;

(m)  Liens on the property or assets of any subsidiary of a Borrower in favor of a Borrower or any subsidiary of a Borrower;

(n)  Liens arising in the ordinary course of business to secure liability (in an amount not in excess of the premium for such insurance) for premiums to insurance carriers;

(o)  any Lien existing on any property or asset prior to the acquisition thereof (or the acquisition of, or merger or consolidation with, the Person owning such property or asset) by a Borrower or any subsidiary of a Borrower, and any Lien securing obligations incurred to refinance, replace, refund, renew or extend the obligations secured by such Liens; provided that in each case (i) such Lien is not created in contemplation of or in connection with such acquisition, (ii) such Lien does not apply to any other property or assets of any Borrower or any subsidiary of a Borrower (other than fixtures and improvements on any such real property), and (iii) the principal amount of any Indebtedness secured by such Liens shall not be increased unless fitting within clause (f) above;

(p)  all presently recorded restrictions, reservations, covenants, conditions, oil and gas leases, mineral severances, and other instruments, other than liens and conveyances that affect the property; and

(q)  any other matters which may be disclosed by a current and accurate survey of the real properties of any Borrower or its subsidiaries and which do not materially and adversely affect the ability of such Borrower and its subsidiaries, directly or indirectly, to conduct the business as presently conducted.

“Permitted Subsidiary Indebtedness” means any of the following:

(a)  Indebtedness under this Agreement;

(b)  Indebtedness under any Hedge Agreements entered into in ordinary course and not for any speculative purposes;

(c)  Indebtedness owed to any financial institution in respect of intraday overdrafts and related liabilities arising from ordinary course treasury, depository or cash management services or in connection with any automated clearing house transfers of funds; provided that such Indebtedness is promptly covered by the Company or a subsidiary of the Company;

(d)  Indebtedness arising from intercompany loans between the Company and any of its subsidiaries or between any of the subsidiaries of the Company, provided, however, that in the case of any intercompany loans to any Borrower, such Indebtedness is subordinated by its terms to the Obligations;

(e)  endorsements of instruments in the ordinary course of business and consistent with past practices of the Borrowers and their subsidiaries;

(f)  Indebtedness arising in the ordinary course of business (and consistent with past practice of the Borrowers and their subsidiaries) and owing to a financial institution providing netting services to such Person not related to borrowing of funds; provided that such Indebtedness is promptly repaid or otherwise extinguished by such Person;

(g)  Indebtedness consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business of the Borrowers and their subsidiaries (and consistent with past practices of the Borrowers and their subsidiaries);

(h)  Indebtedness represented by appeal, bid, performance, surety or similar bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of the Borrowers and their subsidiaries, in each case to the extent incurred in the ordinary course of business in accordance with customary industry practices in amounts customary in the Borrowers’ industry; and

(i)  other Indebtedness in an aggregate principal amount not exceeding US$4,000,000,000 at any time outstanding of subsidiaries of the Company, not including in such calculations Debt of subsidiaries of the Company that have guaranteed the Obligations pursuant to a guarantee containing provisions substantially equivalent to those in Article IX or otherwise reasonably satisfactory to the Administrative Agent; provided, that to the extent any Liens securing Debt under clause (f) of the definition of Permitted Liens are created and in existence, the aggregate principal amount of Indebtedness permitted under this clause (i) shall be reduced on a dollar-for-dollar basis by such secured Debt.

“Person” means an individual, partnership, corporation (including, without limitation, a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture or other entity, or a Governmental Authority.

“Plan” means a Single Employer Plan or a Multiple Employer Plan.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by JPMorgan as its prime rate in effect at its principal office in New York City. Each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective.

“Quotation Day” means (a) with respect to any currency (other than Sterling) for any Interest Period, two Business Days prior to the first day of such Interest Period and (b) with respect to Sterling for any Interest Period, the first day of such Interest Period, in each case unless market practice differs in the Relevant Interbank Market for any currency, in which case the Quotation Day for such currency shall be determined by the Administrative Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day shall be the last of those days).

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

“Register” has the meaning set forth in Section 10.04(d).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees and agents of such Person and such Person’s Affiliates.

“Relevant Interbank Market” means (a) with respect to any currency (other than Euros), the London interbank market and (b) with respect to Euros, the European interbank market.

“Required Lenders” means, at any time, Lenders having Revolving Credit Exposures and unused Commitments representing more than 50% of the sum of the total Revolving Credit Exposures and unused Commitments at such time.

“Restatement Effective Date” means the date on which the conditions specified in Section 4.01 are satisfied (or waived in accordance with Section 10.02).

“Restricted Sub-Participation” means a sub-participation agreement or any other agreement (other than an assignment in compliance with Section 10.04(b)) with any Person (the “Sub-Participant”) that by its terms purports to give the Sub-Participant, whether upon the occurrence of any contingency or otherwise, (a) any legal or beneficial rights that in either case are direct rights under this Agreement as against any Swiss Borrower, (b) any right to direct the exercise by the Administrative Agent or any Arranger, Issuing Bank or Lender of any rights it may have under this Agreement as against any Swiss Borrower (it being understood that provisions requiring a Lender to obtain the Sub-Participant’s consent to certain amendments or waivers will not constitute such a right, provided that such requirement is solely as between such Lender and the Sub-Participant and the failure on the part of such Lender to seek such consent from the Sub-Participant would not, as between any Swiss Borrower and such Lender, invalidate any amendment or waiver agreed to by such Lender without such consent of the Sub-Participant), or (c) any right to require interest to be paid by any Swiss Borrower under this Agreement directly to such Person under any circumstances.

“Revolving Credit Exposure” means, with respect to any Lender at any time, the aggregate amount of (a) the sum of the US Dollar Equivalents of such Lender’s outstanding Loans and (b) such Lender’s LC Exposure.

“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the OFAC or the U.S. Department of State, (b) the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or the Financial Transactions Reports Analysis Centre of Canada.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any comprehensive territorial Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria). If any country, region or territory is no longer the subject or target of comprehensive territorial Sanctions, then it shall not be considered a Sanctioned Country for purposes hereof.

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or the Financial Transactions Reports Analysis Centre of Canada, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clause (a) or (b).

“Screen Rate” means (a) in respect of the LIBO Rate, means the London interbank offered rate as administered by the ICE Benchmark Administration (or any other Person that takes over the administration of such rate) for deposits in the applicable currency (for delivery on the first day of such Interest Period) for a period equal in length to the applicable Interest Period as set forth on the Reuters screen page that displays such rate (currently page LIBOR01 or LIBOR02) or, in the event such rate does not appear on a page of the Reuters screen, on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion and (b) in respect of the EURIBO Rate for any Interest Period, the percentage per annum determined by the Banking Federation of the European Union for such Interest Period as set forth on the Reuters screen page that displays such rate (currently EURIBOR01) or, in the event such rate does not appear on a page of the Reuters screen, on the appropriate page of such other information service that publishes such rate as shall be selected by the Administrative Agent from time to time in its reasonable discretion.

“Significant Subsidiary” means a subsidiary of the Company which meets any of the following conditions:

(a)  the Company’s and its other subsidiaries’ investments in, and advances to, such subsidiary exceed 10% of the total assets of the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter;

(b)  the Company’s and its other subsidiaries’ proportionate share (as determined by ownership interests) of the total assets (after intercompany eliminations) of such subsidiary exceeds 10% of the total assets the Company and its consolidated subsidiaries as of the end of the most recently completed fiscal quarter; or

(c)  the Company’s and its other subsidiaries’ proportionate share (as determined by ownership interests) in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles (“Income From Continuing Operations”) of such subsidiary exceeds 10% of such Income From Continuing Operations of the Company and its consolidated subsidiaries for the most recently completed fiscal quarter.

“Single Employer Plan” means a single employer plan, as defined in Section 4001(a)(15) of ERISA, which is subject to Title IV of ERISA and which (a) is maintained for employees of the Company or an ERISA Affiliate and no Person other than the Company and its ERISA Affiliates or (b) was so maintained and in respect of which the Company or an ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Specified Default” means any event or condition that upon notice, lapse of time or both would become an Event of Default under any of clauses (a), (c)(i), (d), (e) or (k) of Article VII.

“Specified Time” means (a) with respect to the LIBO Rate, 11:00 a.m., London time and (b) with respect to the EURIBO Rate, 11:00 a.m., Brussels time.

“S&P” means Standard & Poor’s Ratings Group, a division of S&P Global Inc., or any successor to its rating agency business.

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” or “£” means the lawful currency of the United Kingdom.

“Subsequent Borrowings” has the meaning set forth in Section 2.07(d).

“subsidiary” means, with respect to any Person, any Person of which more than 50% of the outstanding Capital Stock (or comparable interest) having ordinary voting power (irrespective of whether at the time Capital Stock (or comparable interest) of any other class or classes of such Person shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by said Person (whether directly or through one of more other subsidiaries). In the case of an unincorporated entity, a Person shall be deemed to have more than 50% of interests having ordinary voting power only if such Person’s vote in respect of such interests comprises more than 50% of the total voting power of all such interests in the unincorporated entity. Any reference herein to a “subsidiary” that does not identify the parent company of such subsidiary means a subsidiary of the Company.

“Swiss Borrower” means Thomson Reuters Holdings AG and any other Borrower that is a Swiss Subsidiary.

“Swiss Qualifying Bank” means any Person, if acting on its own account, that is licensed as a bank by the banking laws in force in its jurisdiction of incorporation or, if acting through an Affiliate or branch, in the jurisdiction where such branch is situated, and which, in each case, exercises as its main purpose a true banking activity, having bank personnel, premises, communication devices of its own and authority of decision making, all in accordance with the Guidelines.

“Swiss Subsidiary” means any subsidiary that is incorporated or otherwise organized under the laws of Switzerland.

“Swiss Ten Non-Bank Rule” means the rule that the aggregate number of creditors under the Loan Documents that are not Swiss Qualifying Banks must not at any time exceed 10, all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues that are in force from time to time.

“Swiss Twenty Non-Bank Rule” means the rule that (without duplication) the aggregate number of creditors (including the Lenders and Issuing Banks), other than Swiss Qualifying Banks, of a Swiss Borrower under all its outstanding debts relevant for classification as debenture (Kassenobligation) (including debt arising under this Agreement and intragroup loans (if and to the extent intragroup loans are not exempt in accordance with the art. 14a of the Swiss Federal Ordinance on Withholding Tax)), facilities and/or private placements must not at any time exceed 20, all in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues which are in force at such time.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of October 13, 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Taxes” has the meaning assigned to such term in Section 2.15.

“Termination Event” means (a) the termination or partial termination of a Canadian Pension Plan by a Borrower or by any Significant Subsidiary; (b) the institution of proceedings by any Governmental Authority to terminate in whole or in part or have a third party appointed to administer a Canadian Pension Plan; or (c) any other event or condition which might constitute grounds for the termination of, winding up or partial termination or winding up or the appointment of a third party to administer any Canadian Pension Plan.

“Transactions” means the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, the making of Loans, the use of the proceeds thereof, the issuance of the Letters of Credit, the creation of the guarantees provided for herein and in the other Loan Documents and the other transactions contemplated hereby.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate, the LIBO Rate, the EURIBO Rate or the Alternate Base Rate.

“UK Borrower” means any Borrower that is a subsidiary of the Company that is incorporated or otherwise organized under the laws of England and Wales.

“US Borrower” means any Borrower that is a subsidiary of the Company that is organized under the laws of the United States of America, any state thereof or the District of Columbia.

“US Dollar Equivalent” means, on any date of determination, (a) with respect to any amount in US Dollars, such amount and (b) with respect to any amount in any currency other than US Dollars, the equivalent in US Dollars of such amount, determined by the Administrative Agent pursuant to Section 1.05 using the Exchange Rate with respect to such currency at the time in effect under the provisions of such Section.

“US Dollars” or “US$” means the lawful currency of the United States of America.

“US Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“US Tax Compliance Certificate” has the meaning assigned to such term in Section 2.15(f)(ii)(B)(3).

“USA Patriot Act” means the USA PATRIOT Improvement and Reauthorization Act, Title III of Pub. L. 109-177 (signed into law March 9, 2009), as amended from time to time.

“VAT” means any value added tax, including value added tax as provided for in the United Kingdom Value Added Tax Act 1994, and any other tax of a similar nature, including such tax as may be levied in accordance with, but subject to derogation from, EC Directive 77/388/EEC.

“Withdrawal Liability” shall have the meaning assigned to such term in clause (i) of Article VII.

“Woodbridge Group” means at any particular time such of:

(a)  The Woodbridge Company Limited, an Ontario corporation (“Woodbridge”),

(b)  the Affiliates of Woodbridge, and

(c)  the respective successors and assigns of Woodbridge or any such Affiliate,

as, at such time, are controlled directly or indirectly by one or more corporations all of the shares of which are held by one or more individuals who are members of the family of the late first Lord Thomson of Fleet or trusts for their benefit.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

SECTION 1.02.  Classification of Loans and Borrowings.  For purposes of this Agreement, Loans and Borrowings may be classified and referred to by Type (e.g., a “LIBOR Loan” or a “LIBOR Borrowing”).

SECTION 1.03.  Terms Generally.   The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns (subject to any restrictions on assignments as set forth in this Agreement), (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04.  Accounting Terms; IFRS.    (a) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, if the Company notifies the Administrative Agent that the Company requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Restatement Effective Date in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Company that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then (i) the Administrative Agent, the Lenders and the Company shall negotiate in good faith to amend such provision to preserve the original intent thereof in light of such change in IFRS (and for no other purpose) and (ii) such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

(b)  Without limiting paragraph (a) of this Section, in the event that any leasing arrangements (both current and future) of the Company and its subsidiaries that are not financial obligations and do not constitute “Debt”, in each case under IFRS as in effect on December 31, 2015, shall, as a result of any change in IFRS after December 31, 2015, be required to be treated as financial obligations, such leases shall not constitute “Debt” for purposes of this Agreement.

SECTION 1.05.  Currency Translation.   The Administrative Agent shall determine the US Dollar Equivalent of any Borrowing denominated in a currency other than US Dollars as of the date of the commencement of the initial Interest Period therefor and as of the date of the commencement of each subsequent Interest Period therefor, in each case using the Exchange Rate for such currency in relation to US Dollars in effect on the date that is three Business Days prior to the date on which the applicable Interest Period shall commence, and each such amount shall, except as provided in the last two sentences of this Section, be the US Dollar Equivalent of such Borrowing until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall determine the US Dollar Equivalent of any Letter of Credit denominated in a currency other than US Dollars as of the date such Letter of Credit is issued, amended to increase its face amount, extended or renewed and as of the last Business Day of each subsequent calendar month, in each case using the Exchange Rate for such currency in relation to US Dollars in effect on the date that is three Business Days prior to the date on which such Letter of Credit is issued, amended to increase its face amount, extended or renewed or as of the last Business Day of such subsequent calendar month, as the case may be, and each such amount shall, except as provided in the last two sentences of this Section, be the US Dollar Equivalent of such Letter of Credit until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall notify the Company and the Lenders of each calculation of the US Dollar Equivalent of each Borrowing or Letter of Credit. Notwithstanding the foregoing, for purposes of any determination under Article V, Article VI (other than Section 6.04) or Article VII or any determination under any other provision of this Agreement expressly requiring the use of a current exchange rate, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than US Dollars shall be translated into US Dollars at the Exchange Rate for the applicable currency in relation to US Dollars in effect on the date of such determination. For purposes of Section 6.04, amounts in currencies other than US Dollars shall be translated into US Dollars at the currency exchange rates used in preparing the annual and quarterly financial statements most recently delivered pursuant to Section 5.01.

ARTICLE II

The Credits

SECTION 2.01.  Commitments.  Subject to the terms and conditions set forth herein, each Lender agrees to make Loans denominated in US Dollars, Sterling, Euro or Designated Currencies to the Borrowers from time to time during the Availability Period in an aggregate principal amount at any time outstanding that will not result in (a) the aggregate Revolving Credit Exposures exceeding the aggregate Commitments or (b) the Revolving Credit Exposure of any Lender exceeding its Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Loans.

SECTION 2.02.  Loans and Borrowings.  (a) Each Loan shall be made as part of a Borrowing consisting of Loans of the same Type and currency and made to a single Borrower by the Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b)  Subject to Section 2.12, (i) each Borrowing denominated in US Dollars shall be comprised entirely of LIBOR Loans or ABR Loans (as the applicable Borrower may request in accordance with Article II), (ii) each Borrowing denominated in Sterling or any Alternative Currency shall be comprised entirely of LIBOR Loans and (iii) each Borrowing denominated in Euros shall be comprised entirely of EURIBOR

Loans. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender (if such Affiliate of such Lender is a Swiss Qualifying Bank) to make such Loan; provided that any exercise of such option shall not affect the obligation of the applicable Borrower to repay such Loan in accordance with the terms of this Agreement or result in any obligation of the applicable Borrower to pay additional amounts pursuant to Section 2.11(i), 2.15 or 2.18.

  (c)  At the commencement of each Interest Period for any LIBOR Borrowing or EURIBOR Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum. At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of US$100,000 and not less than US$1,000,000; provided that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.04(e). Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of 15 LIBOR Borrowings and EURIBOR Borrowings outstanding at such time.

  (d)  Notwithstanding any other provision of this Agreement, no Borrower shall be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.

  SECTION 2.03.  Requests for Borrowings.  To request a Borrowing, the applicable Borrower shall notify the Administrative Agent by telephone confirmed promptly by hand delivery or fax or by other Approved Electronic Communication to the Administrative Agent of a written Borrowing Request, in the form of Exhibit C or any other form approved by the Administrative Agent and signed by a Financial Officer of the applicable Borrower, (a) in the case of a LIBOR Borrowing denominated in US Dollars, not later than 1:00 p.m., Local Time, three Business Days before the date of the proposed Borrowing, (b) in the case of a LIBOR Borrowing denominated in Sterling or an Alternative Currency or a EURIBOR Borrowing, not later than 11:00 a.m., Local Time, three Business Days before the date of the proposed Borrowing and (c) in the case of an ABR Borrowing, not later than 11:00 a.m., Local Time, on the date of the proposed Borrowing. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

  (i)  the Borrower requesting such Borrowing (or on whose behalf another Borrower is requesting such Borrowing);

 (ii)  the currency and the aggregate principal amount of such Borrowing;

(iii)  the date of such Borrowing, which shall be a Business Day;

(iv)  in the case of a Borrowing denominated in US Dollars, the Type of such Borrowing;

  (v)  in the case of a LIBOR Borrowing or EURIBOR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

 (vi)  the Applicable Funding Account; and

(vii)  in the case of a Borrowing by any Borrower that is not a Canadian Borrower, a US Borrower or organized under the laws of the United Kingdom, the jurisdiction in which such Borrower is organized and the jurisdiction from which payments of the principal and interest on such Borrowing will be made.

  (b)      If no election as to the Type of Borrowing denominated in US Dollars is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to a LIBOR Borrowing or EURIBOR Borrowing, then the applicable Borrower will be deemed to have selected an Interest Period of one month’s duration. Any Borrowing Request that shall fail to specify any of the information required by the preceding provisions of this paragraph may be rejected by the Administrative Agent, and, if so rejected, will be of no force or effect. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

  SECTION 2.04.  Letters of Credit.  (a)  General.  Subject to the terms and conditions set forth herein, any Borrower may request the issuance by any Issuing Bank of Letters of Credit denominated in US Dollars, Sterling, Euro or any Designated Currency for its own account (or for the account of a subsidiary of the Company so long as such Borrower is a joint and several co-applicant), or the amendment, renewal or extension of outstanding Letters of Credit, at any time and from time to time during the Availability Period, in each case in a form reasonably acceptable to the Administrative Agent and the applicable Issuing Bank; provided that no Issuing Bank will be required to issue Letters of Credit denominated in any currency not set forth in such Issuing Bank’s Issuing Bank Agreement. No Issuing Bank specified on Schedule 2.04A shall be required to issue commercial Letters of Credit. From and after the Restatement Effective Date, each Existing Letter of Credit shall continue to be outstanding as a Letter of Credit hereunder.

  (b)  Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions.  To request the issuance of a Letter of Credit (or the amendment, renewal (other than an automatic renewal permitted pursuant to paragraph (c) of this Section) or extension of an outstanding Letter of Credit), a Borrower shall hand deliver, fax or transmit by Approved Electronic Communication to an Issuing Bank and the Administrative Agent, reasonably in advance of the requested date of issuance, amendment, renewal or extension, a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount and the currency of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to enable the applicable Issuing Bank to prepare, amend, renew or extend such Letter of Credit. If requested by the applicable Issuing Bank, the applicable Borrower also shall submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit the Company and the applicable Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension (i) the LC Exposure shall not exceed US$240,000,000, (ii) the amount of the LC Exposure attributable to Letters of Credit issued by the applicable Issuing Bank will not exceed the LC Commitment of such Issuing Bank, (iii) the aggregate Revolving Credit Exposures will not exceed the aggregate Commitments, (iv) the Revolving Credit Exposure of each Lender will not exceed the Commitment of such Lender and (v) in the event the Maturity Date shall have been extended as provided in Section 2.07(e), the LC Exposure attributable to Letters of Credit expiring after any Existing Maturity Date shall not exceed the aggregate Commitments that shall have been extended to a date after the latest expiration date of such Letters of Credit. If the Required Lenders notify the Issuing Banks that a Specified Default or an Event of Default exists and instruct the Issuing Banks to suspend the issuance, amendment, renewal or extension of Letters of Credit, no Issuing Bank shall issue, amend, renew (other than pursuant to an automatic renewal permitted pursuant to paragraph (c) of this Section if such Issuing Bank no longer is entitled to give a notice of non-renewal) or extend any Letter of Credit without the consent of the Required Lenders until such notice is withdrawn by the Required Lenders (and each Lender that shall have delivered such a notice agrees promptly to withdraw it at such time as it determines that no Specified Default or Event of Default exists).

(c)  Expiration Date.  Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) unless a later date is agreed to in writing by the applicable Issuing Bank and the Administrative Agent, the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Maturity Date. A Letter of Credit may provide for automatic renewals for additional periods of up to one year (or such longer period as may be agreed to in writing by the applicable Issuing Bank and the Administrative Agent) subject to a right on the part of the applicable Issuing Bank to prevent any such renewal from occurring by giving notice to the beneficiary during a specified period in advance of any such renewal, and the failure of such Issuing Bank to give such notice by the end of such period shall for all purposes hereof be deemed an extension of such Letter of Credit; provided that in no event shall any Letter of Credit, as extended from time to time, expire after the date that is five Business Days prior to the Maturity Date.

(d)  Participations.  By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, the applicable Issuing Bank hereby grants to each Lender, and each Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage from time to time of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of such Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the applicable Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the applicable Borrower for any reason (each such payment to be made in the currency of the applicable LC Disbursement). Each Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit, or the occurrence and continuance of a Default, or reduction or termination of all the Commitments, or any force majeure or other event that under any rule of law or uniform practices to which any Letter of Credit is subject (including Section 3.14 of ISP 98 or any successor publication of the International Chamber of Commerce) permits a drawing to be made under such Letter of Credit after the expiration thereof or of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Lender further acknowledges and agrees that, in issuing, amending, renewing or extending any Letter of Credit, the relevant Issuing Bank shall be entitled to rely, and shall not incur any liability for relying, upon the representation of and warranty of the Company and the applicable Borrower deemed made pursuant to Section 4.02.

(e)  Reimbursement.  If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the applicable Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement, in the currency of such LC Disbursement, not later than 12:00 noon, Local Time, on the Business Day immediately following the day that such Borrower receives notice of such LC Disbursement; provided that, in the case of an LC Disbursement in US Dollars such Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such payment be financed with an ABR Borrowing in an equivalent amount and, to the extent so financed, such Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Borrowing. If such Borrower fails to make such payment when due, the applicable Issuing Bank shall promptly notify the Administrative Agent thereof, and the Administrative Agent shall notify each Lender of the applicable LC Disbursement, the amount and currency of the payment then due from such Borrower in respect thereof and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice (and, in any event, if such notice is received by 12:00 noon, Local Time, on a Business Day, no later than 2:00 p.m., Local Times on such Business Day and if received after 12:00 noon, Local Time, on a Business Day, no later than 10:00 a.m., Local Time, on the immediately succeeding Business Day), each Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from such Borrower, in the applicable currency and in the same manner as provided in Section 2.05 with respect to Loans made by such Lender (and Section 2.05 shall apply, mutatis mutandis, to the payment obligations of the Lenders pursuant to this paragraph), and the Administrative Agent shall promptly pay to such Issuing Bank the amounts so received by it from the

Lenders. Promptly following receipt by the Administrative Agent of any payment from the applicable Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to such Issuing Bank or, to the extent that Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank, as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse such Issuing Bank for any LC Disbursement (other than the funding of ABR Loans as contemplated above) shall not constitute a Loan and shall not relieve the applicable Borrower of its obligation to reimburse such LC Disbursement.

(f)  Obligations Absolute.    Each Borrower’s obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever, and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not strictly comply with the terms of such Letter of Credit, (iv) any force majeure or other event that under any rule of law or uniform practices to which any Letter of Credit is subject (including Section 3.14 of ISP 98 or any successor publication of the International Chamber of Commerce) permits a drawing to be made under such Letter of Credit after the stated expiration date thereof or of the Commitments or (v) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of set-off against, the applicable Borrower’s obligations hereunder. None of the Administrative Agent, the Lenders, the Issuing Banks or any of their Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of such Issuing Bank; provided that nothing in this Section shall be construed to excuse an Issuing Bank from liability to the applicable Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by each Borrower to the extent permitted by applicable law) suffered by such Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of an Issuing Bank (as finally determined by a non-appealable judgment of a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an Issuing Bank may, in its sole discretion but acting in good faith, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)  Disbursement Procedures.     The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit and shall promptly notify the Administrative Agent and the applicable Borrower by telephone (confirmed by fax or Approved Electronic Communication) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve the applicable Borrower of its obligation to reimburse such Issuing Bank and the applicable Lenders with respect to any such LC Disbursement.

(h)  Interim Interest.  If an Issuing Bank shall make any LC Disbursement, then, unless the applicable Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that such Borrower reimburses such LC Disbursement at (i) in the case of any LC Disbursement denominated in US Dollars, the rate per annum then applicable to ABR Loans denominated in US Dollars and (ii) in the case of an LC Disbursement denominated in any other currency, a rate per annum determined by the applicable Issuing Bank (which determination will be conclusive absent manifest error) to represent its cost of funds plus the Applicable Rate used to determine interest applicable to LIBOR Loans or EURIBOR Loans; provided that, if such Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.11(d) shall apply. Interest accrued pursuant to this paragraph shall be paid to the Administrative Agent, for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment, and shall be payable on demand or, if no demand has been made, on the date on which the applicable Borrower reimburses the applicable LC Disbursement in full.

(i)  Cash Collateralization.   If any Event of Default shall occur and be continuing, on the Business Day that the Company receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposures representing more than 50% of the aggregate amount of LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, each applicable Borrower shall deposit (“Cash Collateralize”) in respect of each outstanding Letter of Credit issued for such Borrower’s account, in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders and the applicable Issuing Bank, an amount in cash and in the currency of such Letter of Credit equal to the portion of the LC Exposure attributable to such Letter of Credit as of such date plus any accrued and unpaid fees and interest thereon; provided that the obligation to Cash Collateralize shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to any Borrower described in clause (e) of Article VII. The Borrowers also shall deposit cash collateral in accordance with this paragraph as and to the extent required by Section 2.20. Each such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrowers under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrowers’ risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Monies in such account shall, notwithstanding anything to the contrary in Section 2.16(b), be applied by the Administrative Agent to reimburse the applicable Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to, in the case of any such application at a time when any Lender is a Defaulting Lender (but only if, after giving effect thereto, the remaining cash collateral shall be less than the aggregate LC Exposure of all the Defaulting Lenders), the consent of each Issuing Bank), be applied to satisfy other obligations of the Borrowers under the Loan Documents. If the Borrowers are required to provide cash collateral hereunder as a result of the occurrence of an Event of Default, such cash collateral (to the extent not applied as aforesaid) shall be returned to the Borrowers within three Business Days after all Events of Default have been cured or waived. If the Borrowers are required to provide an amount of cash collateral hereunder pursuant to Section 2.20, such amount (to the extent not applied as aforesaid) shall be returned to the Borrowers as promptly as practicable to the extent that, after giving effect to such return, no Issuing Bank shall have any exposure in respect of any outstanding Letter of Credit that is not fully covered by the Commitments of the non-Defaulting Lenders and/or the remaining cash collateral.

(j)  Designation of Additional Issuing Banks.   From time to time, the Company may, by notice to the Administrative Agent and the Lenders, designate as additional Issuing Banks one or more Lenders that agree to serve in such capacity as provided below. The acceptance by a Lender of any appointment as an Issuing Bank hereunder shall be evidenced by an agreement (an “Issuing Bank Agreement”), which shall be in a form satisfactory to the Company and the Administrative Agent and shall be executed by such Lender, the Company and the Administrative Agent. From and after the effective date of such agreement, (i) such Lender shall have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents and (ii) references herein and in the other Loan Documents to the term “Issuing Bank” shall be deemed to include such Lender in its capacity as an Issuing Bank. The Issuing Bank Agreement of any Issuing Bank may limit the currencies in which and the Borrowers for the accounts of which such Issuing Bank will issue Letters of Credit, and any such limitations will, as to such Issuing Bank, be deemed to be incorporated in this Agreement.

(k)  Replacement of an Issuing Bank.  An Issuing Bank may be replaced at any time by written agreement among the Company, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Company or the applicable Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.10(b). From and after the effective date of any such replacement, the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(l)  Issuing Bank Reports.  Unless otherwise agreed by the Administrative Agent, each Issuing Bank shall report in writing to the Administrative Agent (i) on or prior to each Business Day on which such Issuing Bank issues, amends, renews or extends any Letter of Credit, the date of such issuance, amendment, renewal or extension and the currencies and face amounts of the Letters of Credit issued, amended, renewed or extended by it and outstanding after giving effect to such issuance, amendment, renewal or extension (and whether the amounts thereof shall have changed), it being understood that such Issuing Bank shall not effect any issuance, renewal, extension or amendment resulting in an increase in the aggregate amount of the Letters of Credit issued by it without first obtaining written confirmation from the Administrative Agent that such increase is then permitted under this Agreement, (ii) on each Business Day on which such Issuing Bank makes any LC Disbursement, the date, currency and amount of such LC Disbursement, (iii) on any Business Day on which the applicable Borrower fails to reimburse an LC Disbursement required to be reimbursed to such Issuing Bank on such day, the date of such failure and the currency and amount of such LC Disbursement and (iv) on any other Business Day, such other information as the Administrative Agent shall reasonably request as to the Letters of Credit issued by such Issuing Bank.

(m)  LC Exposure Determination.  For all purposes of this Agreement, the amount of a Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases (other than any such increase consisting of the reinstatement of an amount previously drawn thereunder and reimbursed) whether or not such maximum stated amount is in effect at the time of determination.

SECTION 2.05.  Funding of Borrowings.   (a)  Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds in the applicable currency by 1:00 p.m., Local Time, to the account of the Administrative Agent most recently designated by such Administrative Agent for such purpose by notice to the Lenders. The Administrative Agent will make such Loan proceeds available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to the Applicable Funding Account of such Borrower; provided that ABR Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.04(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(b)  Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and such Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with the banking industry rules on interbank compensation or (ii) in the case of such Borrower, the interest rate applicable to the subject Loan, but without duplication of interest otherwise payable by such Borrower hereunder in respect of the portion of the Borrowing represented by such amount. If the applicable Borrower and such Lender shall both pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the applicable Borrower the amount of such interest paid by the applicable Borrower for such period. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. Any such payment by any Borrower shall be without prejudice to any claim such Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

SECTION 2.06.  Interest Elections.  (a)  Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a LIBOR Borrowing or EURIBOR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request or as otherwise provided in Section 2.03. Thereafter, the applicable Borrower may elect to convert such Borrowing to a Borrowing of a different Type or to continue such Borrowing and, in the case of a LIBOR Borrowing or EURIBOR Borrowing, may elect Interest Periods therefor, all as provided in this Section and on terms consistent with the other provisions of this Agreement. A Borrower may elect different options with respect to different portions of an affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing and the Loans resulting from an election made with respect to any such portion shall be considered a separate Borrowing.

  (b)  To make an election pursuant to this Section, a Borrower shall notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if such Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each such Interest Election Request shall be irrevocable and shall be confirmed promptly by delivery to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by a Financial Officer on behalf of the applicable Borrower. Notwithstanding any other provision of this Section, a Borrower shall not be permitted to (i) change the currency of any Borrowing, (ii) convert any Borrowing not denominated in US Dollars into an ABR Borrowing or any Borrowing not denominated in Euro into a EURIBOR Borrowing or (iii) elect an Interest Period for LIBOR Loans or EURIBOR Loans that does not comply with Section 2.02(d).

  (c)  Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

  (i)  the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

 (ii)  the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)  the Type of the resulting Borrowing; and

(iv)  if the resulting Borrowing is to be a LIBOR Borrowing or EURIBOR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a LIBOR Borrowing or EURIBOR Borrowing but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration.

  (d)  Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

  (e)  If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a LIBOR Borrowing or EURIBOR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period, (i) in the case of a LIBOR Borrowing denominated in US Dollars, such Borrowing shall be converted to an ABR Borrowing and (ii) in the case of any other LIBOR Borrowing or any EURIBOR Borrowing, such Borrowing shall become due and payable on the last day of such Interest Period.

(f)  Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Company, then, so long as an Event of Default is continuing (i) no outstanding Borrowing denominated in US Dollars may be converted to or continued as a LIBOR Borrowing and (ii) unless repaid, each LIBOR Borrowing denominated in US Dollars shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.

SECTION 2.07.  Termination, Reduction, Extension and Increase of Commitments.  (a)  Unless previously terminated, the Commitments shall automatically terminate on the Maturity Date.

(b)  The Company may at any time terminate, or from time to time reduce, the Commitments; provided that (i) each reduction of the Commitments shall be in an amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum, in each case for Borrowings denominated in US Dollars and (ii) the Company shall not terminate or reduce the Commitments if, after giving effect to such termination or reduction and to any concurrent payment or prepayment of Loans or LC Disbursements, the aggregate amount of Revolving Credit Exposures would exceed the aggregate amount of Commitments.

(c)  The Company shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Company pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitments may state that such notice is conditioned upon the effectiveness of other credit facilities or the occurrence of other specified events, in which case such notice may be revoked by the Company (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the Commitments shall be made ratably among the Lenders in accordance with their Commitments.

(d)  (i)  The Company may at any time and from time to time, by written notice to the Administrative Agent (which shall promptly deliver a copy to each of the Lenders) executed by the Company and one or more financial institutions (any such financial institution referred to in this Section being called an “Increasing Lender”), which may include any Lender, cause new Commitments to be extended by the Increasing Lenders (or cause the Commitments of the Increasing Lenders to be increased, as the case may be) in an amount for each Increasing Lender (which shall not be less than US$5,000,000) set forth in such notice; provided that (A) the aggregate amount of all new Commitments and increases in existing Commitments pursuant to this paragraph shall not be greater than US$600,000,000 after the Restatement Effective Date and the sum of the new Commitments and increases in existing Commitments that become effective on any day shall not be less than US$50,000,000 (or any portion of such

US$600,000,000 aggregate amount remaining unused), (B) each Increasing Lender, if not already a Lender hereunder, shall be subject to the approval of the Administrative Agent and the Designated Issuing Banks (which approval shall not be unreasonably withheld or delayed) and (C) each Increasing Lender, if not already a Lender hereunder, shall become a party to this Agreement by completing and delivering to the Administrative Agent a duly executed accession agreement in a form satisfactory to the Administrative Agent and the Company (an “Accession Agreement”). New Commitments and increases in Commitments shall become effective on the date specified in the applicable notice delivered pursuant to this paragraph. Upon the effectiveness of any Accession Agreement to which any Increasing Lender is a party, such Increasing Lender shall thereafter be deemed to be a party to this Agreement with an initial Commitment as specified in such Accession Agreement and shall be entitled to all rights, benefits and privileges accorded a Lender hereunder and subject to all obligations of a Lender hereunder. Notwithstanding the foregoing, no increase in the Commitments (or in the Commitment of any Lender) pursuant to this paragraph shall become effective unless (i) the Administrative Agent shall have received documents consistent with those described in Sections 4.01(b) and 4.01(c), giving effect to such increase, and (ii) on the effective date of such increase, the conditions set forth in Sections 4.02(a) and 4.02(b) shall be satisfied (without giving effect to the first parenthetical in Section 4.02(a)(i) and with all references in such paragraphs to a Borrowing being deemed to be references to such increase and with the annual and quarterly financial statements referred to in Section 3.05(a) being deemed for this purpose to be the annual and, if applicable, quarterly financial statements most recently delivered pursuant to Section 5.01(a) or 5.01(b)) and the Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company.

(ii)  On the effective date (the “Increase Effective Date”) of any increase in the Commitments pursuant to paragraph (d)(i) of this Section (a “Commitment Increase”), (A) the aggregate principal amount of the Borrowings outstanding (the “Initial Borrowings”) immediately prior to the Commitment Increase on the Increase Effective Date shall be deemed to be repaid, (B) each Increasing Lender that shall have had a Commitment prior to the Commitment Increase shall pay to the Administrative Agent in same day funds (in the applicable currencies), an amount equal to the difference between (x) the product of (1) such Lender’s Applicable Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing (as hereinafter defined) and (y) the product of (1) such Lender’s Applicable Percentage (calculated without giving effect to the Commitment Increase) multiplied by (2) the amount of each Initial Borrowing, (C) each Increasing Lender that shall not have had a Commitment prior to the Commitment Increase shall pay to Administrative Agent in same day funds (in the applicable currencies) an amount equal to the product of (1) such Increasing Lender’s Applicable Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing, (D) after the Administrative Agent receives the funds specified in clauses (B) and (C) above, the Administrative Agent shall pay to each Lender (in the applicable currencies) the portion of such funds that is equal to the difference between (x) the product of

(1) such Lender’s Applicable Percentage (calculated without giving effect to the Commitment Increase) multiplied by (2) the amount of each Initial Borrowing, and (y) the product of (1) such Lender’s Applicable Percentage (calculated after giving effect to the Commitment Increase) multiplied by (2) the amount of each Subsequent Borrowing, (E) after the effectiveness of the Commitment Increase, the applicable Borrowers shall be deemed to have made new Borrowings (the “Subsequent Borrowings”) in amounts (in the currencies of the Initial Borrowings) equal to the amounts of the Initial Borrowings and of the Types and for the Interest Periods specified in a Borrowing Request delivered to the Administrative Agent in accordance with Section 2.03, (F) each Lender shall be deemed to hold its Applicable Percentage of each Subsequent Borrowing (calculated after giving effect to the Commitment Increase) and (G) each applicable Borrower shall pay each Lender any and all accrued but unpaid interest on its Loans comprising the Initial Borrowings. The deemed payments made pursuant to clause (A) above shall be subject to compensation by the applicable Borrowers pursuant to the provisions of Section 2.14 if the Increase Effective Date occurs other than on the last day of the Interest Period relating thereto.

(e)  The Company may, by delivery of a Maturity Date Extension Request to the Administrative Agent (which shall promptly deliver a copy to each of the Lenders) not less than 30 days and not more than 60 days prior to any anniversary of the Restatement Effective Date, request that the Lenders extend the Maturity Date for an additional period of one year; provided that there shall be no more than two extensions of the Maturity Date pursuant to this paragraph since the Restatement Effective Date. Each Lender shall, by notice to the Company and the Administrative Agent given not more than 20 days after the date of the Administrative Agent’s receipt of the Maturity Date Extension Request, advise the Company whether or not it agrees to the requested extension (each Lender agreeing to a requested extension being called a “Consenting Lender”, and each Lender declining to agree to a requested extension being called a “Declining Lender”). Any Lender that has not so advised the Company and the Administrative Agent by such day shall be deemed to have declined to agree to such extension and shall be a Declining Lender. If Lenders constituting the Required Lenders shall have agreed to a Maturity Date Extension Request, then the Maturity Date shall, as to the Consenting Lenders, be extended, effective on the applicable anniversary of the Restatement Effective Date, to the first anniversary of the Maturity Date theretofore in effect (the first date on which such consent of the Required Lenders is obtained and the conditions specified below are satisfied being referred to as the “Extension Closing Date”). The decision to agree or withhold agreement to any Maturity Date Extension Request shall be at the sole discretion of each Lender. The Commitment of any Declining Lender shall terminate on the Maturity Date in effect prior to giving effect to any such extension (such Maturity Date being called the “Existing Maturity Date”). The principal amount of any outstanding Loans made by Declining Lenders, together with any accrued interest thereon and any accrued fees and other amounts payable to or for the account of such Declining Lenders hereunder, shall be due and payable on the Existing Maturity Date, and on the Existing Maturity Date the Borrowers shall also make such other prepayments of their Loans pursuant to Section 2.09 as shall be required in order that, after giving effect to the termination of the Commitments of, and all payments to,

Declining Lenders pursuant to this sentence, the aggregate Revolving Credit Exposures would not exceed the aggregate Commitments. Upon the payment of all outstanding Loans and other amounts payable to a Declining Lender pursuant to the foregoing sentence, such Declining Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, 2.15, 2.18 and 10.03. Notwithstanding the foregoing provisions of this paragraph, the Company shall have the right, pursuant to and in accordance with Sections 2.17 and 10.04, at any time prior to the Existing Maturity Date, to replace a Declining Lender with a Lender or other financial institution (subject to, in each case, the prior written consent of the Administrative Agent and the Designated Issuing Banks, which written consent shall not be unreasonably withheld or delayed) that will agree to the applicable Maturity Date Extension Request, and any such replacement Lender shall for all purposes constitute a Consenting Lender. Notwithstanding the foregoing, (i) no extension of the Maturity Date pursuant to this paragraph shall become effective unless (A) the Administrative Agent shall have received documents consistent with those described in Sections 4.01(b) and 4.01(c), giving effect to such extension, and (B) on the applicable Extension Closing Date, the conditions set forth in Sections 4.02(a) and 4.02(b) shall be satisfied (without giving effect to the first parenthetical in Section 4.02(a)(i) and with all references in such paragraphs to a Borrowing being deemed to be references to such extension and with the annual and quarterly financial statements referred to in Section 3.05(a) being deemed for this purpose to be the annual and, if applicable, quarterly financial statements most recently delivered pursuant to Section 5.01(a) or 5.01(b)) and the Administrative Agent shall have received a certificate to that effect dated such date and executed by a Financial Officer of the Company, and (ii) no Issuing Bank shall have any obligation to issue any Letter of Credit expiring after the Existing Maturity Date, or to amend, renew or extend any Letter of Credit such that it would expire after the Existing Maturity Date, unless such Issuing Bank shall have consented to the applicable Maturity Date Extension (such consent to be deemed given if such Issuing Bank is a Consenting Lender).

SECTION 2.08.  Repayment of Loans; Evidence of Debt.    (a)  Each Borrower hereby unconditionally promises to pay to the Administrative Agent, for the account of the applicable Lender, the then unpaid principal amount of each Loan of such Borrower on the Maturity Date. Each Borrower will pay the principal amount of each Loan made to such Borrower and the accrued interest on such Loan in the currency of such Loan.

(b)  Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of each Borrower to such Lender resulting from each Loan made, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)  The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, Type and currency of each such Loan, the Borrower to which such Loan was made and, in the case of any LIBOR Loan or EURIBOR Loan, the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative

Agent hereunder for the account of the Lenders or any of them and each Lender’s share thereof.

(d)  The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of any Borrower to repay the Loans in accordance with the terms of this Agreement.

(e)  Any Lender may request that Loans made by it to any Borrower be evidenced by a promissory note. In such event, the applicable Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and substantially in the form of Exhibit D. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 10.04) be represented by one or more promissory notes in such form payable to the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.09.  Prepayment of Loans.  (a)  Any Borrower shall have the right at any time and from time to time to prepay any Borrowing of such Borrower in whole or in part, subject to prior notice in accordance with paragraph (d) of this Section.

(b)  If the aggregate Revolving Credit Exposures shall exceed 100% but be less than 105%, of the aggregate Commitments, then (i) on the last day of any Interest Period for any LIBOR Borrowing or EURIBOR Borrowing and (ii) on the last day of any month on which any ABR Borrowing shall be outstanding, the applicable Borrowers shall prepay Loans in an aggregate amount equal to the lesser of (A) the amount necessary to eliminate such excess (after giving effect to any other prepayment of Loans on such day) and (B) the amount of the applicable Borrowings referred to in clause (i) or (ii), as applicable. If the aggregate amount of the Revolving Credit Exposures on any date shall exceed 105% of the aggregate Commitments, then the applicable Borrowers shall, not later than the next Business Day, prepay one or more Borrowings in an aggregate principal amount sufficient to eliminate such excess.

(c)  Prior to any optional or mandatory prepayment of Borrowings hereunder, the applicable Borrower shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to paragraph (d) of this Section.

(d)  The applicable Borrower shall notify the Administrative Agent by written notice signed by a Financial Officer on behalf of the applicable Borrower of any prepayment of a Borrowing hereunder (i) in the case of a LIBOR Borrowing denominated in US Dollars, not later than 11:00 am, Local Time, three Business Days before the date of such prepayment (or, in the case of a prepayment under paragraph (b) above, as soon thereafter as practicable), (ii) in the case of a LIBOR Borrowing denominated in Sterling or an Alternative Currency or a EURIBOR Borrowing, not later than 11:00 a.m., Local Time, three Business Days before the date of such prepayment (or, in the case of a prepayment under paragraph (b) above, as soon thereafter as practicable) and (iii) in the case of an ABR Borrowing, not later than 11:00 a.m., Local Time, on the date of such prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of optional prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.07(c), then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.07(c). Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing.

SECTION 2.10.  Fees.  (a)  Each Borrower agrees to pay, in US Dollars, to the Administrative Agent for the account of each Lender, a facility fee, which shall accrue at the Applicable Rate on the daily amount of each Commitment of such Lender, whether used or unused, during the period from and including the Restatement Effective Date to but excluding the date on which such Commitment terminates; provided, that if any Lender continues to have any Revolving Credit Exposure after its Commitment terminates, then such facility fee shall continue to accrue on the daily amount of such Lender’s Revolving Credit Exposure from and including the date on which such Commitment terminates to but excluding the date on which such Lender ceases to have any Revolving Credit Exposure. Accrued facility fees shall be payable in arrears on the first Business Day following the last day of March, June, September and December of each year, commencing on the first such date to occur after the Restatement Effective Date, and on the date on which the Commitments shall terminate; provided that any facility fees accruing on the aggregate Revolving Credit Exposures after the date on which the Commitments terminate shall be payable on demand. All facility fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)  Each Borrower agrees to pay (i) to the Administrative Agent for the account of each Lender, a participation fee with respect to such Lender’s participations in Letters of Credit, which shall accrue at the Applicable Rate used to determine the interest rate applicable to LIBOR Loans, on the daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Restatement Effective Date to but excluding the later of the date on which such Lender’s Commitment terminates and the date on which such Lender ceases to have any LC Exposure and (ii) to each Issuing Bank, a fronting fee, which shall accrue at such rate per annum as may be agreed upon by the Company and such Issuing Bank on the portion of the daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) attributable to those Letters of Credit issued by such Issuing Bank during the period from and including the Restatement Effective Date to but excluding the later of the date of termination of all the

Commitments and the date on which there ceases to be any such LC Exposure, as well as each Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued or becoming payable in respect of Letters of Credit through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Restatement Effective Date; provided that all such fees shall be payable on the date on which the Commitments terminate and any such fees accruing after the date on which the Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Banks pursuant to this paragraph shall be payable within 10 days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c)  The Borrowers agree to pay to the Administrative Agent fees in the amounts and at the times separately agreed upon between the Company and the Administrative Agent.

(d)  All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (in the case of the fees referred to in paragraphs (a), (b)(i) and (c) of this Section) or to the Issuing Banks (in the case of the fees payable to them) for distribution, where applicable, to the Lenders. Fees paid shall not be refundable under any circumstances.

SECTION 2.11.  Interest.      (a)  The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)  The Loans comprising each LIBOR Borrowing shall bear interest at (i) in the case of a Borrowing denominated in US Dollars, the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate, and (ii) in the case of a Borrowing denominated in Sterling or any Designated Currency, the LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c)  The Loans comprising each EURIBOR Borrowing shall bear interest at the EURIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(d)  Notwithstanding the foregoing, if any principal of or interest on any Loan or LC Disbursement, any fee or any other amount payable by any Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan or LC Disbursement, 2% per annum plus the interest rate otherwise applicable to such Loan or LC Disbursement as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% per annum plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(e)  Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and upon the termination of the Commitments; provided that (i) interest accrued pursuant to paragraph (d) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any LIBOR Loan or EURIBOR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. All interest shall be payable in the currency in which the applicable Loan is denominated.

(f)  All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest on Borrowings denominated in Sterling and (ii) interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall each be computed on the basis of a year of 365 days (or, in the case of ABR Borrowings, 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Adjusted LIBO Rate, LIBO Rate, EURIBO Rate or Alternate Base Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(g)  For the purposes of the Interest Act (Canada), in any case in which an interest rate is stated in this Agreement to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year for which the calculation is made and divided by either 360 or such other period of time, as the case may be. In addition, the principles of deemed investment of interest do not apply to any interest calculations under this Agreement and the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

(h)  If any provision of this Agreement would obligate a Canadian Borrower to make any payment of interest or other amount payable to the Administrative Agent, any Lender or any Issuing Bank in an amount or calculated at a rate which would be prohibited by law or would result in the receipt by the Administrative Agent, such Lender or such Issuing Bank of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Administrative Agent, such Lender or such Issuing Bank of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (i) first, by reducing the amount or rates of interest required to be paid under this Section; and (ii) second, by reducing any fees, commissions, premiums and other amounts which would constitute interest for purposes of Section 347 of the Criminal Code (Canada). If, notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, the Administrative Agent, such Lender or such Issuing Bank shall have received an amount in excess of the maximum permitted by such clause, then the applicable Canadian Borrower shall be entitled, by notice in writing to the Administrative Agent, such Lender or such Issuing Bank, to obtain reimbursement from it of an amount equal to such excess, and, pending such reimbursement, such amount shall be deemed to be an amount payable by the Administrative Agent, such Lender or such Issuing Bank to the applicable Canadian Borrower. Any amount or rate of interest referred to in this paragraph shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term of any Loan or LC Disbursement on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be prorated over that period of time and otherwise be prorated over the period from the Restatement Effective Date to the Maturity Date and, in the event of dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.

(i)  As part of entering into this Agreement, the parties hereto have assumed that the interest payable at the rates set forth in this Agreement is not and will not become subject to Swiss Withholding Tax. Notwithstanding the foregoing, the parties hereto agree that in the event that (i) Swiss Withholding Tax is due on interest payments or other payments by any Swiss Borrower under this Agreement and (ii) such Swiss Borrower is unable, by reason of Swiss law, to comply with Section 2.15(a) (as such Section would be in effect without giving effect to this paragraph (i)), the interest rates payable by the Swiss Borrower under this Agreement, including limitations herein, shall be increased in such a way that the amount of interest effectively paid to each Lender (other than a Lender that is a Breaching Party) corresponds to an amount which (after making any deduction of the Non-Refundable Portion (as defined below) of the Swiss Withholding Tax) equals the payment that would have been due had no deduction of Swiss Withholding Tax been required. For the purposes of this paragraph, “Non-Refundable Portion” shall mean Swiss Withholding Tax at the standard rate (being, as at the Restatement Effective Date, 35%) unless a tax ruling issued by the Swiss Federal Tax Administration confirms that, in relation to a specific Lender based on an applicable double tax treaty, the Non-Refundable Portion is a specified lower rate, in which case such lower rate shall be applied in relation to such Lender. Each Swiss Borrower shall provide to the Administrative Agent the documents required by law or applicable double taxation treaties for the Lenders to claim a refund of any Swiss Withholding Tax so deducted.

SECTION 2.12.  Alternate Rate of Interest.  If prior to the commencement of any Interest Period for a LIBOR Borrowing or EURIBOR Borrowing:

(a)  the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate, the LIBO Rate or the EURIBO Rate, as the case may be, for such Interest Period; or

(b)  the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate, the LIBO Rate or the EURIBO Rate, as the case may be, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining the Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the applicable Borrower and the Lenders as promptly as practicable thereafter and, until the Administrative Agent notifies the applicable Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, an affected LIBOR Borrowing or EURIBOR Borrowing, as the case may be, shall be ineffective, (ii) any affected LIBOR Borrowing or EURIBOR Borrowing that is requested to be continued shall (A) if denominated in US Dollars, be continued as an ABR Borrowing, or (B) otherwise, be repaid on the last day of the then current Interest Period applicable thereto and (iii) any Borrowing Request for an affected LIBOR Borrowing or EURIBOR Borrowing shall (A) if denominated in US Dollars, be deemed a request for an ABR Borrowing, or (B) otherwise, be ineffective.

SECTION 2.13.  Increased Costs.  (a)  If any Change in Law shall:

(i)    impose, modify or deem applicable any reserve, special deposit, insurance charge or similar requirement against assets of, deposits with or for the account of or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate) or any Issuing Bank;

(ii)   subject any Recipient to any taxes (other than taxes referred to in paragraph (e) below), assessments or other charges on its loans, letters of credit or commitments, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)  impose on any Lender, any Issuing Bank or any Relevant Interbank Market any other condition affecting this Agreement or LIBOR Loans or EURIBOR Loans made by such Lender or any Letter of Credit or participations therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan (or of maintaining its obligation to make any Loan) or to increase the cost to such Lender, Issuing Bank or other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or issue any Letter of Credit) or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or other Recipient hereunder (whether of principal, interest or otherwise), then the Borrowers will pay to such Lender, Issuing Bank or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, Issuing Bank or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)  If any Lender or Issuing Bank determines that any Change in Law regarding capital adequacy or liquidity requirements has had or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the applicable Borrower or Borrowers will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered.

(c)  A certificate of a Lender or Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as the case may be, and the manner (with reasonable specificity) in which such amount or amounts have been calculated, as specified in paragraph (a) or (b) of this Section, shall be delivered to the Company and shall be conclusive absent manifest error. The Borrowers shall pay such Lender or Issuing Bank, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof, unless the obligation to pay such amount is being contested by the Company in good faith.

(d)  Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 90 days prior to the date that such Lender or Issuing Bank, as the case may be, notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall be extended to include the period of retroactive effect thereof.

(e)  The foregoing provisions of this Section shall not apply to taxes on payments by the Borrowers hereunder, which shall be governed solely by Section 2.15.

(f)  Notwithstanding the foregoing, no Lender or Issuing Bank shall be entitled to seek compensation for additional amounts or costs imposed pursuant to this Section (including, without limitation, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act or Basel III) if it shall not be the general practice of such Lender or Issuing Bank at such time to seek similar compensation (on a proportionate basis) under similar circumstances from other similarly situated investment grade borrowers under yield protection provisions in credit agreements with such borrowers that provide for such compensation (and, upon any request by such Lender or Issuing Bank for payment, such Lender shall so confirm to the Company in writing).

SECTION 2.14.  Break Funding Payments.    In the event of (a) the payment of any principal of any LIBOR Loan or EURIBOR Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any LIBOR Loan or EURIBOR Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any LIBOR Loan or EURIBOR Loan on the date specified in any notice delivered pursuant hereto (regardless of whether any such notice may be revoked under Section 2.09(d) and is revoked in accordance therewith) or (d) the assignment of any LIBOR Loan or EURIBOR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Company pursuant to Section 2.17, then, in any such event, the applicable Borrower shall compensate each Lender for the loss, cost and expense (but not for any lost profit) attributable to such event. Such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) with respect to a LIBOR Loan or EURIBOR Loan, the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate, the LIBO Rate or the EURIBO Rate, as the case may be, that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable currency of a comparable amount and period from other banks in the Relevant Interbank Market. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Company and shall be conclusive absent manifest error. The applicable Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof, unless the obligation to pay such amount is being contested by the Company in good faith.

SECTION 2.15.  Taxes.  (a)  Subject to the other provisions of this Section, any and all payments made by or on account of any Borrower under this Agreement or under any other Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or any other taxes, levies, imposts, duties, charges, fees, deductions or withholdings now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding, (i) in the case of the Administrative Agent, each Lender and each Issuing Bank, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction under the laws of which the Administrative Agent, such Lender or such Issuing Bank, as the case may be, is organized or any political subdivision thereof, (ii) in the case of each Lender, taxes imposed on its overall net income, capital taxes and franchise taxes imposed on it by the jurisdiction of such Lender’s Applicable Lending Office or any political subdivision thereof , and (iii) in the case of the Administrative Agent, each Lender and each Issuing Bank, US Federal withholding taxes imposed under FATCA (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities not excluded by the foregoing clauses (i), (ii), or (iii) being hereinafter referred to as “Taxes”). If any Taxes are required to be deducted or withheld from any amounts payable to the Administrative Agent, any Lender or any Issuing Bank hereunder or under any other Loan Document or are required to be remitted by the Administrative Agent, any Lender or any Issuing Bank on account of such Taxes, the amounts so payable to the Administrative Agent, such Lender or such Issuing Bank shall be increased to the extent necessary so that after making all required deductions, withholdings or remittances of Taxes (including deductions, withholdings and remittances of Taxes applicable to amounts paid under this paragraph), the Administrative Agent, such Lender or such Issuing Bank receives a net amount equal to the full amount it would have received if no deduction, withholding or remittance had been made. Whenever any Taxes are payable with respect to amounts payable under this Agreement or any other Loan Document, as promptly as possible thereafter, the applicable Borrower shall send to the Administrative Agent, for its own account or for the account of the applicable Lender or Issuing Bank, a certified copy of an original official receipt received by such Borrower showing payment thereof. If any Borrower fails to pay or cause to be paid any Taxes when due to the appropriate Governmental Authority or fails to remit to the Administrative Agent the required receipts or other required documentary evidence, or if Taxes are imposed on or paid by the Administrative Agent, a Lender or an Issuing Bank, the Borrowers shall indemnify the Administrative Agent, the Lenders and the Issuing Banks for all such Taxes, including Taxes, interest or penalties thereon. The agreements in this Section shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments, the repayment, satisfaction or discharge of all obligations under any Loan Document and the termination of this Agreement and the payment of the obligations hereunder and all other amounts payable hereunder.

(b)  Any and all payments made under this Agreement or any other Loan Document which (in whole or in part) constitute consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply. If VAT is chargeable on any supply made by any Borrower, the Administrative Agent, any Lender or any Issuing Bank (the “VAT Supplier”) to a Borrower, the Administrative Agent, any Lender or any Issuing Bank (the “VAT Recipient”) in connection with this Agreement or any other Loan Document, the VAT Recipient shall pay to the relevant Governmental Authorities or to the VAT Supplier (as appropriate and in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT. The VAT Supplier shall then promptly provide an appropriate invoice to such party.

(c)  If the Administrative Agent shall be required to deduct or withhold any taxes from payments received by it for the account of any Lender or Issuing Bank hereunder, it shall make such deductions and withholding and shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law (which, for purposes of this Section, includes FATCA). Each Lender or Issuing Bank shall indemnify the Administrative Agent (but, in the case of Taxes, only to the extent any Borrower has not already indemnified the Administrative Agent for such Taxes and without limiting the obligations of the Borrowers to do so), within 10 days after demand therefor, for the full amount of any taxes attributable to payments made to such Lender or Issuing Bank that are paid by the Administrative Agent, and any penalties, interest and reasonable expenses arising therefrom and with respect thereto, whether or not such taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.

(d)  (i)  Neither any Swiss Borrower nor the Company nor any other Borrower shall be required to make a tax gross up or a tax indemnity payment under this Agreement, or an increased interest payment under Section 2.11(i), to a Lender or Issuing Bank or an assignee, transferee or sub-participant thereof in respect of Swiss Withholding Tax due on interest payments or other payments by such Swiss Borrower under this Agreement as a direct result of such Lender and Issuing Bank, assignee, transferee or sub-participant breaching the provisions regarding (x) the representation and warranty in paragraph (e) of this Section as to its status as a Swiss Qualifying Bank or (y) the limitations on assignments, transfers and Restricted Sub-Participations set forth in this paragraph (d) or in Section 10.04(b) or 10.04(i). In such case, such Swiss Borrower shall be entitled to (1) deduct such Swiss Withholding Tax from any interest payment or other payment due from it to the breaching Lender, Issuing Bank, assignee, transferee or sub-participant (the “Breaching Party”) under this Agreement or (2) be promptly reimbursed by the Breaching Party for any Swiss Withholding Tax amount due from such Swiss Borrower in relation to interest paid or any other payment to the Breaching Party under this Agreement if the interest payment or such other payment was already made by such Swiss Borrower without a deduction for the relevant Swiss Withholding Tax amount.

(e)  (i)  Each Issuing Bank and each Lender that is an Issuing Bank or Lender as of the Restatement Effective Date represents and warrants to the Company and each Swiss Borrower that:

(A)  as of the Restatement Effective Date, it is and will remain a Swiss Qualifying Bank (as interpreted on such date); and

(B)  as of the Restatement Effective Date, it has not entered into a Restricted Sub-Participation with any Person.

(ii)  Each Issuing Bank and each Lender that becomes an Issuing Bank or Lender after the Restatement Effective Date represents and warrants to the Company and each Swiss Borrower that:

(A)  as of the date of becoming a party to this Agreement, it is and will remain a Swiss Qualifying Bank (as interpreted on such date); and

(B)  as of the date of becoming a party to this Agreement, it has not entered into a Restricted Sub-Participation with any Person.

(f)  (i)  Any Lender or Issuing Bank that is entitled to an exemption from, or reduction of, withholding tax with respect to any payment made under this Agreement or any other Loan Document shall deliver to the Company and the Administrative Agent, at the time or times reasonably requested by the Company or the Administrative Agent, such properly completed and executed documentation reasonably requested by the

Company or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender or Issuing Bank, if reasonably requested by the Company or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Company or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender or Issuing Bank is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 2.15(f)(ii)(A), 2.15(f)(ii)(B) or 2.15(f)(ii)(D)) shall not be required if in the reasonable judgment of the Lender or Issuing Bank such completion, execution or submission would subject such Lender or Issuing Bank to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender or Issuing Bank.

(ii)  Without limiting the generality of the foregoing, in the event that any Borrower is a US Person:

(A)  any Lender or Issuing Bank that is a US Person shall deliver to such Borrower and the Administrative Agent on or prior to the date on which such Lender or Issuing Bank becomes a Lender or Issuing Bank under this Agreement (and from time to time thereafter upon the reasonable request of such Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender or Issuing Bank is exempt from US Federal backup withholding tax;

(B)  any Non-US Lender or Non-US Issuing Bank shall, to the extent it is legally entitled to do so, deliver to such Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender or Non-US Issuing Bank becomes a Lender or Issuing Bank under this Agreement (and from time to time thereafter upon the reasonable request of such Borrower or the Administrative Agent), whichever of the following is applicable:

(1)  in the case of a Non-US Lender or Non-US Issuing Bank claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under this Agreement or any other Loan Document, executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, US Federal withholding tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under this Agreement or any other Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, establishing an exemption from, or reduction of, US Federal withholding tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)  executed originals of IRS Form W-8ECI;

(3)  in the case of a Non-US Lender or Non-US Issuing Bank claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit G-1 to the effect that such Non-US Lender or Non-US Issuing Bank is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of such Borrower within the meaning of Section 871(h)(3)(B) of the Code or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “US Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable; or

(4)  to the extent a Non-US Lender or Non-US Issuing Bank is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, a US Tax Compliance Certificate substantially in the form of Exhibit G-2 or Exhibit G-3, IRS Form W-9 and/or another certification documents from each beneficial owner, as applicable; provided that if the Non-US Lender or Non-US Issuing Bank is a partnership and one or more direct or indirect partners of such Non-US Lender or Non-US Issuing Bank are claiming the portfolio interest exemption, such Non-US Lender or Non-US Issuing Bank may provide a US Tax Compliance Certificate substantially in the form of Exhibit G-4 on behalf of each such direct or indirect partner;

(C)  any Non-US Lender or Non-US Issuing Bank shall, to the extent it is legally entitled to do so, deliver to such Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Non-US Lender or Non-US Issuing Bank becomes a Lender or Issuing Bank under this Agreement (and from time to time thereafter upon the reasonable request of such Borrower or the Administrative Agent), executed originals of any other form prescribed by Applicable Law as a basis for claiming exemption from, or a reduction in, US Federal withholding tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit such Borrower or the Administrative Agent to determine withholding or deduction required to be made; and

(D)  if a payment made to a Lender or Issuing Bank under this Agreement or any other Loan Document would be subject to US Federal withholding tax imposed by FATCA if such Lender or Issuing Bank were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender or Issuing Bank shall deliver to such Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by such Borrower or the Administrative Agent such documentation prescribed by Applicable Law

(including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by such Borrower or the Administrative Agent as may be necessary for such Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender or Issuing Bank has complied with such Lender’s or Issuing Bank’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the Restatement Effective Date.

Each Lender and Issuing Bank agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the applicable Borrower and the Administrative Agent in writing of its legal inability to do so.

(g)  For purposes of determining withholding taxes imposed under FATCA, from and after the Restatement Effective Date, the Borrowers and the Administrative Agent shall treat (and the Lenders and Issuing Banks hereby authorize the Administrative Agent to treat) the Loans and obligations in respect of LC Disbursements as not qualifying as “grandfathered obligations” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i)(A).

(h)  (i)  Subject to paragraph (h)(ii) below, each Lender and Issuing Bank and each UK Borrower that makes a payment to which such Lender or Issuing Bank is entitled shall cooperate in completing any procedural formalities necessary for such UK Borrower to obtain authorization to make such payment without withholding or deduction for or on account of Taxes imposed under the laws of the United Kingdom.

(ii)      (A)  A Lender or an Issuing Bank that is a party hereto as such at the time the first UK Borrower becomes a Borrower hereunder and which (x) holds a passport under the HMRC DT Treaty Passport scheme and (y) wishes such scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence to each UK Borrower and the Administrative Agent;

(B)  a Lender or an Issuing Bank which becomes a party hereto in such capacity after the day on which the first UK Borrower becomes a Borrower hereunder and which (x) holds a passport under the HMRC DT Treaty Passport scheme and (y) wishes such scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence to each UK Borrower and the Administrative Agent, and set out such details in the Assignment and Assumption that it executes, and

(C)  upon satisfying either clause (A) or (B) above, as applicable, such Lender or such Issuing Bank shall have satisfied its obligation under paragraph (h)(i) above.

(iii)  If a Lender or an Issuing Bank has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (h)(ii) above, the UK Borrower(s) shall make a Borrower DTTP filing with respect to such Lender or Issuing Bank, and shall promptly provide such Lender or Issuing Bank with a copy of such filing; provided that if:

(A)   each UK Borrower making a payment to such Lender or Issuing Bank has not made a Borrower DTTP Filing in respect of such Lender or Issuing Bank; or

(B)   each UK Borrower making a payment to such Lender or Issuing Bank has made a Borrower DTTP Filing in respect of such Lender or Issuing Bank but:

(1)  such Borrower DTTP Filing has been rejected by HM Revenue & Customs; or

(2)  HM Revenue & Customs has not given such UK Borrower authority to make payments to such Lender or Issuing Banks without a deduction for tax within 60 days of the date of such Borrower DTTP Filing;

and in each case, such UK Borrower has notified such Lender or Issuing Bank in writing of the circumstances referred to in clause (1) or (2) above, then such Lender or such Issuing Bank and such UK Borrower shall co-operate in completing any additional procedural formalities necessary for such UK Borrower to obtain authorization to make that payment without withholding or deduction for or on account of Taxes imposed under the laws of the United Kingdom.

(iv)    If a Lender or an Issuing Bank has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (h)(ii) above, no UK Borrower shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of such Lender’s Commitment or its participation in any Loan, or such Issuing Bank’s LC Commitment, in each case, unless such Lender or Issuing Bank otherwise agrees.

(v)   Each UK Borrower shall, promptly on making a Borrower DTTP Filing, deliver a copy of such Borrower DTTP Filing to the Administrative Agent for delivery to the relevant Lender or Issuing Bank.

(vi)    Each Lender and Issuing Bank shall promptly notify the UK Borrowers and Administrative Agent if it determines in its sole discretion that it is ceases to be entitled to claim the benefits of an income tax treaty to which the United Kingdom is a party with respect to payments made by any UK Borrower hereunder.

SECTION 2.16.  Payments Generally; Pro Rata Treatment; Sharing of Set-offs.   (a)  Each Borrower shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or reimbursement of LC Disbursements or otherwise) prior to the time expressly required hereunder or under such other Loan Document for such payment or, if no such time is expressly required, prior to 3:00 p.m., Local Time, on the date when due, in immediately available funds, without any defense, set-off, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent for the account of the applicable Lenders to such account as the Administrative Agent shall from time to time specify for payments of such type in one or more notices delivered to the Company, except that payments to be made directly to an Issuing Bank as expressly provided herein shall be made directly to such parties and payments pursuant to Sections 2.13, 2.14, 2.15, 2.18 and 10.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder of principal or interest in respect of any Loan or LC Disbursement shall, except as otherwise expressly provided herein, be made in the currency of such Loan or LC Disbursement; all other payments hereunder and under each other Loan Document shall be made in US Dollars. Any payment required to be made by the Administrative Agent hereunder shall be deemed to have been made by the time required if the Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Administrative Agent to make such payment.

(b)  If at any time insufficient funds are received by the Administrative Agent from any Borrower (or from the Company or any other Loan Party as guarantor of the Obligations of such Borrower) and available to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due from such Borrower hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal of the Loans and unreimbursed LC Disbursements then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of such principal then due to such parties.

(c)  If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of its Loans or participations in LC Disbursements or accrued interest on any of the foregoing (collectively “Claims”) resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Claims than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Claims of the other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amounts of their respective Claims; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Claims to any Person that is an Eligible Assignee. Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation.

(d)  Unless the Administrative Agent shall have received notice from a Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any Lenders or Issuing Banks hereunder that the such Borrower will not make such payment, the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the applicable Lenders or Issuing Banks, as the case may be, the amount due. In such event, if such Borrower has not in fact made such payment, then each applicable Lender or Issuing Bank, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the interest rate applicable under Section 2.11 or, if no interest rate is applicable to the amount that is the subject of such payment, the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e)  If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(d), 2.04(e), 2.05(b), 2.16(d) or 10.03(c), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), (i) apply any amounts thereafter received by it for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid and/or (ii) hold any such amounts in a segregated account as cash collateral for, and application to, any future funding obligations of such Lender under any such Section, in the case of each of clauses (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

SECTION 2.17.  Mitigation Obligations; Replacement of Lenders.  (a)  If any Lender requests compensation under Section 2.13 or 2.18, or if any Borrower is required to pay any Taxes or additional amount to any Lender or Governmental Authority for the account of any Lender pursuant to Section 2.11(i) or 2.15, then such Lender shall use reasonable efforts, with prior notice to the Company, to designate a different lending office for funding or booking its affected Loans or other extensions of credit hereunder or to assign its affected rights and obligations hereunder to another of its offices, branches or affiliates engaged in making loans if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.11(i), 2.13, 2.15 or 2.18, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense, would not be contrary to any general policy of such Lender and would not be otherwise materially disadvantageous to such Lender (as determined by such Lender in its good faith judgment). The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)  If (i) any Lender requests compensation under Section 2.13 or 2.18, (ii) any Borrower is required to pay any Taxes or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.11(i), 2.15, (iii) any Lender is a Declining Lender, (iv) any Lender is a Defaulting Lender or (v) any Lender refuses to consent to any amendment or waiver of this Agreement or any other Loan Document requested by the Company that requires the consent of all or all affected Lenders, and such amendment or waiver is consented to by the Required Lenders, then the Company may elect to, (i) upon payment to such Lender of all amounts payable to it pursuant to clause (x) in the proviso below, cancel the Commitment of such Lender, provided that after giving effect to such payment and termination, the aggregate amount of Revolving Credit Exposures would not exceed the aggregate amount of Commitments, or (ii) at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.04, including payment by the Company of the processing and recordation fee referenced in Section 10.04(b)(ii)(D)), all its interests, rights (other than its existing rights to payment pursuant to Sections 2.11(i), 2.13, 2.15 or 2.18) and obligations under the Loan Documents to an assignee that shall assume such obligations (which may be another Lender, if a Lender accepts such assignment); provided that (w) the Company shall have received the prior written consent of the Administrative Agent and the Designated Issuing Banks (in each case, in accordance with and subject to the restrictions contained in Section 10.04), (x) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and funded participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal, funded participations and accrued interest and fees) or the applicable Borrower (in the case of all other amounts), (y) in the case of any such assignment resulting from a claim for compensation under Section 2.13 or 2.18 or payments required to be made pursuant to Section 2.11(i), 2.15, such assignment will result in a material reduction in such compensation or payments and (z) in the case of an assignment under clause (v) above, such assignment, together with any other assignments under such clause, will enable the Company to obtain the approvals required for the obtaining of the requested amendment and waiver. A Lender shall not be required to make any such assignment and delegation if (i) prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Company to require such assignment and delegation cease to apply or (ii) such assignment or delegation would subject such Lender to any unreimbursed cost or expense, would be contrary to any general policy of such Lender or would be otherwise materially disadvantageous to such

Lender (as determined by such Lender in its good faith judgment). Each party hereto agrees that an assignment and delegation required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Company, the Administrative Agent and the assignee and that the Lender required to make such assignment and delegation need not be a party thereto (it being understood and agreed that such Lender shall not be deemed to make the representations and warranties in such Assignment and Assumption if such Lender has not executed such Assignment and Assumption).

SECTION 2.18.  Foreign Borrower Costs.  (a)  If the cost to (i) any Lender of making or maintaining any Loan to, or participating in any Letter of Credit issued for the account of, or (ii) any Issuing Bank of issuing, amending, renewing or extending any Letter of Credit issued for the account of, any Borrower is increased (or the amount of any sum received or receivable by any Lender (or its Applicable Lending Office) or Issuing Bank is reduced) by an amount deemed by such Lender or Issuing Bank to be material, by reason of the fact that such Borrower is incorporated in, or conducts business in, a jurisdiction outside the United States of America, the United Kingdom or Canada, such Borrower shall indemnify such Lender or Issuing Bank for such increased cost or reduction within 15 days after demand by such Lender or Issuing Bank (with a copy to the Administrative Agent). A certificate of such Lender or Issuing Bank claiming compensation under this paragraph and setting forth the additional amount or amounts to be paid to it hereunder (and the basis for the calculation of such amount or amounts) shall be conclusive in the absence of manifest error.

(b)  Each Lender and Issuing Bank will promptly notify the Company and the Administrative Agent of any event of which it has knowledge that will entitle such Lender or Issuing Bank to additional interest or payments pursuant to paragraph (a) above, but in any event within 45 days after such Lender or Issuing Bank obtains actual knowledge thereof; provided that (i) if any Lender or Issuing Bank fails to give such notice within 45 days after it obtains actual knowledge of such an event, such Lender or Issuing Bank shall, with respect to compensation payable pursuant to this Section in respect of any costs resulting from such event, only be entitled to payment under this Section for costs incurred from and after the date 45 days prior to the date that such Lender or Issuing Bank does give such notice and (ii) each Lender will designate a different Applicable Lending Office and each Issuing Bank will designate its Affiliates to issue Letters of Credit, in each case with prior notice to the Company, if, in the judgment of such Lender or Issuing Bank, as applicable, such designation will avoid the need for, or reduce the amount of, such compensation, will not be contrary to any general policy of such Lender or Issuing Bank and will not be materially otherwise disadvantageous to such Lender or Issuing Bank or cause a Borrower to be subject to the payment of additional amounts pursuant to Section 2.15.

(c)  Notwithstanding the foregoing, no Lender or Issuing Bank shall be entitled to compensation under this Section to the extent the increased costs or reductions suffered for which such Lender or Issuing Bank is claiming compensation have been or are being incurred at the time such Lender or Issuing Bank becomes a party to this Agreement, except to the extent that such Lender’s assignor was entitled immediately prior to the assignment to such Lender to receive compensation with respect to such increased costs or reductions suffered pursuant to this Section.

(d)  The foregoing provisions of this Section shall not apply to taxes on payments by the Borrowers hereunder, which shall be governed solely by Section 2.15.

SECTION 2.19.  Accession of Subsidiary Borrowers.  The Company may at any time and from time to time designate any subsidiary of the Company that is incorporated or otherwise organized under the laws of Canada, Luxembourg, the United Kingdom, the United States of America or Switzerland or, with the prior written consent of each Lender, any other subsidiary as a Borrower by delivery to the Administrative Agent of a Borrower Joinder Agreement executed by such subsidiary and by the Company, and upon such delivery such subsidiary shall for all purposes of this Agreement be a Borrower and a party to this Agreement. Any subsidiary of the Company that is a Borrower may cease to be a Borrower hereunder upon such subsidiary or the Company executing and delivering to the Administrative Agent a Borrower Termination Agreement with respect to such subsidiary, whereupon such subsidiary shall cease to be a Borrower hereunder. Notwithstanding the foregoing, (a) no Borrower Joinder Agreement shall become effective as to any subsidiary if it shall be unlawful for such subsidiary to become a Borrower hereunder or for any Lender to make Loans or otherwise extend credit to such subsidiary as provided herein and (b) no Borrower Termination Agreement will become effective as to any subsidiary until all Loans made to such subsidiary shall have been repaid, all amounts payable by such subsidiary in respect of interest and/or fees (and, to the extent notified by the Administrative Agent or any Lender, any other amounts payable under this Agreement by such subsidiary) shall have been paid in full and each Letter of Credit issued for the account of such subsidiary shall have been cancelled, terminated or otherwise cash collateralized on terms and conditions reasonably satisfactory to the applicable Issuing Bank; provided that such Borrower Termination Agreement shall be effective to terminate the right of such subsidiary to request or receive further extensions of credit under this Agreement. As soon as practicable upon receipt of a Borrower Joinder Agreement or a Borrower Termination Agreement, the Administrative Agent shall make available a copy thereof to each Lender.

SECTION 2.20.  Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)  the facility fee shall cease to accrue on the daily amount of the unfunded portion of the Commitment of such Defaulting Lender pursuant to Section 2.10(a);

(b)  the Commitments and Revolving Credit Exposures of such Defaulting Lender shall not be included in determining whether the Required Lenders or any other requisite Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.02); provided, that this clause (b) shall not apply to the vote of a

Defaulting Lender in the case of an amendment, waiver or other modification which pursuant to Section 10.02 requires the consent of “each Lender”, “such Lender”, or “each Lender affected thereby” except as otherwise provided in Section 10.02;

(c)  if any LC Exposure exists at the time such Lender becomes a Defaulting Lender, then:

  (i)  all or any part of the LC Exposure of such Defaulting Lender (other than any portion thereof attributable to unreimbursed LC Disbursements with respect to which such Defaulting Lender shall have funded its participation as contemplated by Sections 2.04(d) and 2.04(e)) shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages, but only to the extent that (x) the sum of all non-Defaulting Lenders’ Revolving Credit Exposures plus such Defaulting Lender’s LC Exposure would not exceed the total of all non-Defaulting Lenders’ Commitments and (y) such reallocation would not result in the Revolving Credit Exposure of any non-Defaulting Lender exceeding such non-Defaulting Lender’s Commitment;

 (ii)  if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within one Business Day following notice by the Administrative Agent cash collateralize for the benefit of the applicable Issuing Banks the Borrowers’ obligations corresponding to such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above, but excluding any portion thereof referred to in the parenthetical in such clause (i)) in accordance with the procedures set forth in Section 2.04(i) for so long as such LC Exposure is outstanding;

(iii)  if the Borrowers cash collateralize any portion of such Defaulting Lender’s LC Exposure pursuant to clause (ii) above, the Borrowers shall not be required to pay participation fees to such Defaulting Lender pursuant to Section 2.10(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv)  if the LC Exposure of such Defaulting Lender is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.10(b) shall be adjusted in accordance with such non-Defaulting Lenders’ Applicable Percentages; and

 (v)  if all or any portion of such Defaulting Lender’s LC Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of the Issuing Banks or any other Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender, and any participation fees payable under Section 2.10(b), in each case, with respect to such Defaulting Lender’s LC Exposure or such portion thereof, as the case may be, shall be payable to the Issuing Banks (and allocated among them ratably based on the amount of such Defaulting Lender’s LC Exposure attributable to Letters of Credit issued by each Issuing Bank) until and except to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(d)  so long as such Lender is a Defaulting Lender, no Issuing Bank shall be required to issue, amend, renew or extend any Letter of Credit unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding LC Exposure will be 100% covered by the Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the applicable Borrowers in accordance with Section 2.20(c), and participating interests in any newly issued or increased Letter of Credit shall be allocated among the non-Defaulting Lenders in a manner consistent with Section 2.20(c)(i) (and such Defaulting Lender shall not participate therein).

If (i) a Bankruptcy Event or Bail-In Action with respect to a Parent of any Lender shall occur following the Restatement Effective Date and for so long as such event shall continue or (ii) any Issuing Bank shall have a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, such Issuing Bank shall not be required to issue, amend, renew or extend any Letter of Credit unless such Issuing Bank shall have entered into arrangements with the applicable Borrowers or such Lender satisfactory to such Issuing Bank to defease any risk to it in respect of such Lender hereunder.

In the event that the Administrative Agent, the Company and each Issuing Bank shall agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposures of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine to be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

ARTICLE III

Representations and Warranties

Each Borrower represents and warrants (on behalf of itself and, where applicable, each of its subsidiaries) to the Lenders that:

SECTION 3.01.  Organization; Powers.      Such Borrower and each Significant Subsidiary (a) is an entity duly organized, incorporated, amalgamated, continued or formed, as the case may be, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and (b) is duly qualified to do business in, and is in good standing in, all other jurisdictions where the nature of its business or the nature of property owned or used by it makes such qualification necessary, except where such failure would not result in a Material Adverse Change. The Company, such Borrower and each Significant Subsidiary has all requisite corporate (or other applicable) powers, capacity and authority to own or lease and operate its properties and to carry on its business as now conducted, except where a failure to do so would not reasonably be expected to result in a Material Adverse Change.

SECTION 3.02.  Authorization; No Conflicts.     The execution, delivery and performance by such Borrower of this Agreement and each other Loan Document to which it is a party, and the transactions contemplated thereunder, (a) are within such Borrower’s corporate (or other applicable) powers, have been duly authorized by all necessary corporate (or other applicable) action, (b) do not contravene (i) the Company’s or such Borrower’s certificate of incorporation, constitutive documents or by-laws, (ii) any material law, rule or regulation applicable to the Company or such Borrower or (iii) any material contractual obligation or legal restriction binding on or affecting the Company or such Borrower, and (c) will not result in or require the imposition of any Lien or encumbrance on, or security interest in, any property (including, without limitation, accounts or contract rights) of the Company or such Borrower, except as provided in this Agreement and any other Loan Document.

SECTION 3.03.  Governmental Approvals.    No Governmental Action is required for the execution or delivery by such Borrower of this Agreement or any other Loan Document to which it is a party or for the performance by such Borrower of its obligations under this Agreement or any other Loan Document other than those which have previously been duly obtained, are in full force and effect, are not subject to any pending or, to the knowledge of the Company or such Borrower, threatened appeal or other proceeding seeking reconsideration and as to which all applicable periods of time for review, rehearing or appeal with respect thereto have expired.

SECTION 3.04.  Enforceability.    This Agreement and each other Loan Document to which the Company or such Borrower is a party is a legal, valid and binding obligation of the Company or such Borrower, enforceable against the Company or such Borrower in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other similar laws of general application affecting rights and remedies of creditors generally.

SECTION 3.05.  Financial Condition; No Material Adverse Change.  (a) The Company’s consolidated statement of financial position and statements of income, comprehensive income, changes in equity and cash flow (i) as of and for the fiscal year ended December 31, 2015, audited and reported on by PricewaterhouseCoopers LLP, independent registered public accounting firm, and (ii) as of and for the fiscal quarter ended September 30, 2016 as filed with, or furnished to, as the case may be, the Canadian securities regulatory authorities and the Securities and Exchange Commission, present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Company and its consolidated subsidiaries as of such dates and for such periods in accordance with IFRS, subject to year-end audit adjustments and the absence of footnotes in the case of the statements referred to in clause (ii) above.

(b)  Since December 31, 2015, no event, circumstance or change has occurred that constitutes or would reasonably be expected to result in a Material Adverse Change.

SECTION 3.06.  Litigation and Environmental Matters.  (a) There are no pending or, to the knowledge of such Borrower, threatened litigation or proceedings (including, without limitation, any environmental claims) affecting any such Borrower before any court, governmental agency or arbitrator (i) in respect of the Transactions or any of the other transactions contemplated hereby and (ii) in respect of any other matters that would reasonably be expected to result in a Material Adverse Change.

(b)  Such Borrower and its subsidiaries are in compliance with all applicable environmental laws (including all permits and licenses required thereunder), other than such non-compliance that would not reasonably be expected to result in a Material Adverse Change (taking into consideration all fines, penalties and sanctions that may be imposed because of such non compliance) or to adversely affect the ability of such Borrower to perform its obligations under this Agreement or any other Loan Document to which such Borrower is a party. Neither such Borrower nor any subsidiary thereof has received from any Governmental Authority any notice of any material violation of any environmental law where the implications of such violation could reasonably be expected to result in a Material Adverse Change.

SECTION 3.07.  Compliance with Laws.      The extensions of credit hereunder and the use of the proceeds of the Loans and the Letters of Credit will comply with all provisions of Applicable Law in all material respects.

SECTION 3.08.  Investment Company Status.     Such Borrower is not required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

SECTION 3.09.  Margin Regulations.    Neither such Borrower nor any subsidiary thereof is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to such Borrower will be used for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of the Board. Not more than 25% of the consolidated assets of such Borrower and its subsidiaries, taken as a whole, consist of Margin Stock.

SECTION 3.10.  Disclosure.  The Information Memorandum and all other information, reports or other papers or data produced by or on behalf of the Company or any subsidiary thereof and furnished to the Administrative Agent and the Lenders were, at the time the same were so furnished, complete and correct in all material respects when taken as a whole in light of the circumstances under which they were made; provided that, with respect to any projected financial information or other forward-looking information, the Company only represents that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time.

SECTION 3.11.  Anti-Corruption Laws and Sanctions.  The Company has implemented and maintains in effect policies and procedures reasonably designed to promote and achieve compliance by the Company, its subsidiaries and their respective directors, officers, employees and agents with applicable Anti-Corruption Laws and applicable Sanctions, and the Company and its subsidiaries and, to the knowledge of the Company and its subsidiaries, their respective officers, directors, employees and agents, are in compliance with applicable Anti-Corruption Laws and applicable Sanctions in all material respects. None of (a) the Company, any subsidiary or, to the knowledge of the Company or such subsidiary, any of their respective directors, officers or employees, or (b) to the knowledge of the Company, any agent of the Company or any subsidiary that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person, except to the extent licensed, otherwise authorized or permitted under Applicable Law or in a manner that would not result in a violation of any applicable Sanctions by the Company, any subsidiary or any Lender. No Borrowing or Letter of Credit, use of proceeds thereof or other transaction contemplated by this Agreement will violate any applicable Anti-Corruption Law or materially violate any applicable Sanctions.

SECTION 3.12.  Compliance with Swiss Ten Non-Bank Rule and Swiss Twenty Non-Bank Rule.    Each Swiss Borrower is in compliance with the Swiss Ten Non-Bank Rule and the Swiss Twenty Non-Bank Rule, provided that a Swiss Borrower shall not be in breach of this representation and warranty if its number of creditors in respect of either the Swiss Ten Non-Bank Rule or the Swiss Twenty Non-Bank Rule is exceeded solely by reason of (a) a failure by one or more Lenders or Issuing Banks to comply with their obligations under Section 2.15(e), 10.04(b) or 10.04(i) or (b) one or more Lenders or Issuing Banks ceasing to qualify as Swiss Qualifying Banks for the purpose of this Agreement. For the purpose of making the representation and warranty in this Section, the Swiss Borrowers shall be entitled to assume (i) the continuing accuracy of any representation and warranty made by a Lender or Issuing Bank to the Swiss Borrowers that such Lender or Issuing Bank is a Swiss Qualifying Bank and (ii) that no Lender or Issuing Bank has made any assignment, participation or other transfer to a non-Swiss Qualifying Bank except as permitted under this Agreement.

ARTICLE IV

Conditions

SECTION 4.01.  Restatement Effective Date.      The amendment and restatement of the Original Credit Agreement in the form hereof and the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 10.02):

(a)  The Administrative Agent (or its counsel) shall have received from each party hereto (including Lenders constituting at least the Required Lenders under and as defined in the Original Credit Agreement) either (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence reasonably satisfactory to the Administrative Agent (which may include fax or other electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b)  The Administrative Agent shall have received favorable written opinions (addressed to the Administrative Agent, the Lenders and the Issuing Banks and dated the Restatement Effective Date) of (i) Torys LLP, special counsel to the Canadian Borrowers in Ontario, Canada and in the State of New York, (ii) Niederer Kraft & Frey Ltd, Swiss counsel for the Swiss Borrower, and (iii) Etude Loesch, counsel for the Luxembourg Borrower, in each case in form and substance reasonably satisfactory to the Administrative Agent. The Company hereby requests such counsel to deliver such opinions.

(c)  The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of each Loan Party, the authorization and legality of the Transactions and any other legal matters relating to the Loan Parties, the Loan Documents or the Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(d)  The Administrative Agent shall have received a certificate, dated the Restatement Effective Date and signed by the President, a Vice President or a Financial Officer of the Company, confirming that (i) the representations and warranties of each Loan Party set forth in this Agreement are true and correct in all material respects on and as of the Restatement Effective Date, (ii) on the Restatement Effective Date no Specified Default or Event of Default has occurred and is continuing and (iii) the condition set forth in paragraph (f) of this Section has been satisfied.

(e)  The Administrative Agent shall have received all fees due and payable for the accounts of the Lenders, and the Administrative Agent and each Arranger shall have received all fees due and payable for its own account, on or prior to the Restatement Effective Date, to the extent such fees have been documented and invoiced not fewer than two Business Days prior to the Restatement Effective Date.

(f)  The lending commitments under the Original Credit Agreement (other than those continuing hereunder) shall have been terminated, the loans, interest, fees and other amounts outstanding or accrued thereunder, whether or not at the time due and payable, shall have been paid in full, or shall be paid in full on the Restatement Effective Date with the proceeds of the Loans made pursuant to this Agreement, and all letters of credit outstanding thereunder (other than the Existing Letters of Credit) shall have expired or been terminated.

(g)  The Administrative Agent and the Lenders shall have received all documentation and other information requested by them for purposes of ensuring compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act, not fewer than five Business Days prior to the Restatement Effective Date.

The Administrative Agent shall notify the Company and the Lenders of the Restatement Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the amendment and restatement of the Original Credit Agreement in the form hereof and the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 10.02) at or prior to 5:00 p.m., New York City time, on November 15, 2016 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

SECTION 4.02.  Each Credit Event.    The obligation of each Lender to make a Loan on the occasion of any Borrowing (other than a conversion or continuation of an outstanding Borrowing), and of each Issuing Bank to issue, amend, renew or extend any Letter of Credit, is subject to receipt of the request therefor in accordance herewith and to the satisfaction of the following conditions:

(a)  The representations and warranties of each Loan Party set forth in the Loan Documents (other than those set forth in Section 3.05(b) or 3.06(a)) shall be true and correct in all material respects on and as of the date of such Borrowing or the date of issuance, amendment, renewal or extension of such Letter of Credit, as applicable (except to the extent such representations and warranties by their terms relate to earlier dates in which case they shall be true and correct in all material respects on and as of such earlier dates).

(b)  At the time of and immediately after giving effect to such Borrowing or the issuance, amendment, renewal or extension of such Letter of Credit, as applicable, no Specified Default or Event of Default shall have occurred and be continuing.

Each Borrowing and each issuance, amendment, renewal or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Company and the applicable Borrower on the date thereof as to the matters specified in paragraphs (a) and (b) of this Section.

SECTION 4.03.  Initial Credit Events for New Borrowers.      The obligations of the Lenders to make Loans to, and the obligations of the Issuing Banks to issue Letters of Credit for the account of, any subsidiary that becomes a Borrower as provided in Section 2.19 are subject to the satisfaction of the following conditions:

(a)  The Administrative Agent (or its counsel) shall have received such Borrower’s Borrower Joinder Agreement, duly executed by all parties thereto.

(b)  The Administrative Agent shall have received such documents and certificates (including such legal opinions) as the Administrative Agent or its counsel may reasonably request relating to the formation, existence and good standing of such Borrower, the authorization and legality of the Transactions insofar as they relate to such Borrower and any other legal matters relating to such Borrower, its Borrower Joinder Agreement or such Transactions, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(c)  The Administrative Agent, Lenders and Issuing Banks shall have received, at least five Business Days prior to the making of such Loans or issuance of such Letters of Credit, all documentation and other information relating to such Borrower requested by them for purposes of ensuring compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act.

The Administrative Agent shall notify the Borrowers and the Lenders of the satisfaction of the conditions set forth in paragraph (a) or (b) of this Section, and such notice shall be conclusive and binding.

ARTICLE V

Affirmative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Borrower covenants and agrees that:

SECTION 5.01.  Financial Statements and Other Information.    In the case of the Company, it will furnish to the Administrative Agent, which will make available to each Lender:

(a)  as soon as available and in any event within 60 days after the end of each of the first three quarters of each fiscal year of the Company, a consolidated statement of financial position of the Company and its consolidated subsidiaries as at the end of such quarter and consolidated statements of income, comprehensive income, changes in equity and cash flows of the Company and its consolidated subsidiaries for such quarter and the period commencing at the end of the previous fiscal year and ending with the end of such quarter, all in reasonable detail and duly certified by a Financial Officer of the Company as fairly presenting in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as at such date and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods ended on such date, except for normal year end adjustments, all in accordance with IFRS consistently applied; provided, that such quarterly financial statements shall be deemed delivered pursuant to this clause (a) if such statements have been filed with the Securities and Exchange

Commission or applicable Canadian securities regulatory authorities and are publicly available;

(b)  as soon as available and in any event within 90 days after the end of each fiscal year of the Company, a consolidated statement of financial position of the Company and its consolidated subsidiaries as at the end of such year and consolidated statements of income, comprehensive income, changes in equity and cash flow of the Company and its consolidated subsidiaries for such year, accompanied by an opinion (which opinion shall be unqualified as to going concern and scope) of an accounting firm of national standing to the effect that such financial statements present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as at the end of such year and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for such year, together with a Compliance Certificate of the chief financial officer, the treasurer or the controller of the Company (i) demonstrating and certifying compliance by the Company with the covenant set forth in Section 6.04 and (ii) stating that, to the best of his/her knowledge, no Event of Default has occurred and is continuing or, if an Event of Default has occurred and is continuing, containing a statement as to the nature thereof and the action which the Company has taken and proposes to take with respect thereto; provided, that such annual financial statements shall be deemed delivered pursuant to this clause (b) if such statements have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available;

(c)  as soon as possible and in any event within five days after the occurrence of each Event of Default known to the Company, a statement of the chief financial officer, treasurer or general counsel of the Company setting forth details of such Default or Event of Default and the action which the Company has taken and proposes to take with respect thereto;

(d)  as soon as possible and in any event within five days after the Company becomes aware of the occurrence thereof, notice of all material actions, suits, proceedings or other events (i) of the type described in Section 3.06(a) or (ii) for which the Administrative Agent, the Lenders or the Issuing Banks will be entitled to indemnity under Section 10.03;

(e)  as soon as reasonably possible, copies of all material reports that the Company sends to any of its security holders, and copies of all reports and registration statements which the Company or any of its subsidiaries files with the Securities and Exchange Commission, the applicable Canadian securities regulatory authorities or any national securities exchange; provided, that such reports shall be deemed delivered pursuant to this clause (e) if such reports have been filed with the Securities and Exchange Commission or the applicable Canadian securities regulatory authorities and are publicly available; and

(f)  promptly, such other information respecting the business, assets, liabilities, results of operations or condition (financial or otherwise), of the Company or any subsidiary thereof as any Lender, through the Administrative Agent, may from time to time reasonably request.

Information required to be delivered pursuant to this Section shall be deemed to have been delivered if such information shall have been posted by the Administrative Agent on an Electronic System to which the Lenders have been granted access; provided that, if requested by the Administrative Agent or any Lender, the Company shall deliver a paper copy of such information to the Administrative Agent or such Lender. Information required to be delivered pursuant to this Section may also be delivered by Approved Electronic Communication.

SECTION 5.02.  Preservation of Existence, Etc.     Such Borrower will preserve and maintain, and will cause each of its subsidiaries to preserve and maintain, (a) its corporate or company, as applicable, existence and (b) material rights (statutory and otherwise) and franchises, and take such other action as may be necessary or advisable to preserve and maintain its right to conduct its business in the states, provinces or other applicable jurisdictions where it shall be conducting its business, except (other than with respect to preservation of corporate existence of any Borrower) where failure to do so does not result in, or could not reasonably be expected to have, a Material Adverse Change and except as permitted by Section 6.03.

SECTION 5.03.  Compliance with Laws.    Such Borrower will comply, and will cause each of its subsidiaries to comply, with the requirements of all Applicable Laws, such compliance to include, without limitation, paying before the same become delinquent all taxes, assessments and governmental charges imposed upon it or upon its property except to the extent diligently contested in good faith and by appropriate proceedings and for which adequate reserves for the payment thereof have been established, the failure to comply with which would reasonably be expected to result in a Material Adverse Change.

SECTION 5.04.  Use of Proceeds and Letters of Credit.    Such Borrower will use the proceeds of the Loans and Letters of Credit solely for working capital requirements and other general corporate purposes of the Company and its subsidiaries, and will not use any part of the proceeds of any Loan, whether directly or indirectly, for any purpose that entails a violation of any of the Regulations of the Board, including Regulations T, U and X.

SECTION 5.05.  Anti-Corruption Laws and Sanctions.    (a) The Company will maintain in effect and enforce policies and procedures reasonably designed to promote and achieve compliance by the Company, its subsidiaries and their respective directors, officers, employees and agents with applicable Anti-Corruption Laws and applicable Sanctions.

(b)  No Borrower will request any Borrowing or Letter of Credit, and no Borrower will use directly or, to the Company’s knowledge, indirectly, and the Company will procure that each of its subsidiaries and its or their respective directors, officers, employees and agents will not use directly or, to the Company’s knowledge, indirectly, the proceeds of any Borrowing or Letter of Credit (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in material violation of any applicable Anti-Corruption Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent such activities, business or transaction would not be prohibited by applicable Sanctions, or (iii) in any manner that would result in the violation of any applicable Sanctions by the Company, any subsidiary or any Lender.

(c)  Notwithstanding the foregoing provisions of this Section, nothing herein shall require the Company or any of its subsidiaries which are organized or incorporated under the laws of Canada or any province or territory thereof (each, a “Canadian Party”), to take any action or refrain from taking any action, to the extent such provisions would otherwise contravene, or require any notification to the Attorney General of Canada under, the Foreign Extraterritorial Measures Act, by any such Canadian Party and this Section shall be limited and interpreted accordingly.

SECTION 5.06.  Compliance with Swiss Ten Non-Bank Rule and Swiss Twenty Non-Bank Rule.    Each Swiss Borrower shall comply with the Swiss Ten Non-Bank Rule and the Swiss Twenty Non-Bank Rule, provided that a Swiss Borrower shall not be in breach of this Section if its number of creditors in respect of either the Swiss Ten Non-Bank Rule or the Swiss Twenty Non-Bank Rule is exceeded solely by reason of (a) a failure by one or more Lenders or Issuing Banks to comply with their obligations under Section 2.15(e), 10.04(b) or 10.04(i) or (b) one or more Lenders or Issuing Banks ceasing to qualify as Swiss Qualifying Banks for the purpose of this Agreement. For the purpose of determining compliance with this Section, the Swiss Borrowers shall be entitled to assume (i) the continuing accuracy of any representation and warranty made by a Lender or Issuing Bank to the Swiss Borrowers that such Lender is a Swiss Qualifying Bank, and (ii) that no Lender or Issuing Bank has made any assignment, participation or other transfer to a non-Swiss Qualifying Bank except as permitted under this Agreement.

ARTICLE VI

Negative Covenants

Until the Commitments have expired or been terminated and the principal of and interest on each Loan and all fees payable hereunder have been paid in full and all Letters of Credit have expired or terminated and all LC Disbursements have been reimbursed, each Borrower covenants and agrees that it will not, and will not permit any of its Significant Subsidiaries to:

SECTION 6.01.  Indebtedness.    Permit any subsidiary of the Company to create or suffer to exist any Indebtedness other than Permitted Subsidiary Indebtedness.

SECTION 6.02.  Liens; Guarantees.    Create or suffer to exist, or permit any of its subsidiaries to create or suffer to exist, (a) any Lien other than a Permitted Lien, in each case to secure or provide for the payment of any Debt, unless, on or prior to the date thereof, the Company or the applicable subsidiary shall have, pursuant to documentation reasonably satisfactory to the Administrative Agent, equally and ratably secured the Obligations under this Agreement by a Lien acceptable to the Administrative Agent, or (b) any guarantee of any Debt for borrowed money of any Borrower, without at the same time or as soon as reasonably practicable thereafter providing to the Administrative Agent, for the benefit of the Lenders, a ratable and pari passu guarantee containing provisions substantially equivalent to those in Article IX or otherwise reasonably satisfactory to the Administrative Agent.

SECTION 6.03.  Mergers, Etc.    Merge or consolidate with or into another Person, or dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets of the Company and its subsidiaries taken as a whole (whether now owned or hereafter acquired) to or in favor of any Person, or, in the case of the Company, liquidate or dissolve, except that (a) any subsidiary of the Company (other than a Borrower) may complete any such transaction with, into or to any other subsidiary of the Company that is not a Borrower, and (b) any Borrower or subsidiary of the Company that is not a Borrower may complete any such transaction with, into or to any Borrower where (i) a Borrower is the surviving or resulting corporation or transferee and (ii) if such transaction involves the Company, the Company is the surviving or resulting corporation or transferee; provided, that in each case, immediately before and after giving effect to such proposed transaction, no Event of Default shall have occurred and be continuing.

SECTION 6.04.  Leverage Ratio.    In the case of the Company, maintain at the end of each fiscal quarter a ratio of Consolidated Total Debt to Consolidated EBITDA for the period of four fiscal quarters ending at the end of such fiscal quarter of not more than 4.5 to 1.0.

ARTICLE VII

Events of Default

If any of the following events (“Events of Default”) shall occur:

(a)  any Borrower shall fail to pay (i) within three Business Days after the same becomes due and payable, any amount of principal of any Loan or any reimbursement obligation in respect of any LC Disbursement, or (ii) within five Business Days after the same becomes due and payable, any interest, fees or any other amount payable under this Agreement or any other Loan Document; provided, that any failure described in this clause (a) resulting from a material disruption to the payment or communications systems or financial markets which are, in each case, required to operate in order for payments to be made by such Borrower hereunder and which is not caused by, and is beyond the control of, such Borrower shall not be deemed an Event of Default if such payment is made by the earlier of (x) the date one Business Day after such disruption shall have ceased or (y) the date three Business Days after the date on which such Event of Default would otherwise occur pursuant to clause (i) or (ii) above;

(b)  any representation, warranty or certification made by or on behalf of any Loan Party (or any of its officers) in or in connection with this Agreement or any other Loan Document shall prove to have been incorrect in any material respect when made or deemed made;

(c)  (i)  any Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 5.01(c), 5.02, 5.04, 5.05 or Article VI or (ii) any Borrower shall fail to perform or observe any other term, covenant or agreement contained in this Agreement (other than obligations specifically set forth elsewhere in this Article VII) on its part to be performed or observed if the failure to perform or observe such other term, covenant or agreement shall remain unremedied for 30 days (to the extent such failure is remediable) after written notice thereof shall have been given to the Company by the Administrative Agent or any Lender;

(d)  any Borrower or any Significant Subsidiary shall fail to pay any principal of or premium or interest on any Indebtedness (other than Indebtedness incurred under this Agreement) (including Hedge Agreements) thereof in the aggregate (for all such Persons) in excess of US$150,000,000 when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Indebtedness and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate the maturity of such Indebtedness; or any such Indebtedness shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof;

(e)  any Borrower or any Significant Subsidiary shall become insolvent or generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Borrower or any Significant Subsidiary seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, moratorium, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, including any plan of compromise, arrangement or other similar proceeding involving or affecting its creditors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), such proceeding shall remain undismissed or unstayed for a period of 60 days, any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur or any Borrower or any Significant Subsidiary shall consent to or acquiesce in any such proceeding; or any Borrower or any Significant Subsidiary shall take any corporate action to authorize any of the actions set forth above in this clause (e);

(f)  any judgment or order for the payment of money in excess of US$150,000,000 (in the aggregate) shall be rendered against any Borrower or any Significant Subsidiary and shall remain unpaid by such Person and either (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; provided, however, that any such judgment or order shall not be an Event of Default under this clause (f) if and for so long as (x) the amount of such judgment or order is covered by a valid and binding policy of insurance between the defendant and the insurer covering payment thereof and (y) such insurer, which shall be rated at least “A” by A.M. Best Company, has been notified of, and has not disputed the claim made for payment of, the amount of such judgment or order;

(g)  the obligations of any Loan Party under this Agreement or any other Loan Document to which it is a party shall become invalid or unenforceable, or any Loan Party, or any court or governmental or regulatory body having jurisdiction over such Loan Party, shall so assert in writing or any Loan Party or any of its Affiliates shall contest in any manner the validity or enforceability thereof;

(h)  one or more ERISA Events or Canadian Pension Events shall have occurred which individually or in the aggregate results in a liability in excess of US$150,000,000 against any Borrower or any Significant Subsidiary;

(i)  (i)  any Borrower or any Affiliate thereof as employer under a Multiemployer Plan shall have made a complete or partial withdrawal from such Multiemployer Plan and the plan sponsor of such Multiemployer Plan shall have notified such withdrawing employer that such employer has incurred a withdrawal liability which shall be assessed against any Borrower or any Significant Subsidiary (a “Withdrawal Liability”), or (ii) any Borrower or any Affiliate thereof ceases to participate as a participating employer under a Canadian Pension Plan which is a multi-employer pension plan (“MEPP”) as defined in the PBA and, after such cessation of participation, such employer has any further liability to contribute to such MEPP (a “MEPP Liability”) and the aggregate of the Withdrawal Liabilities and the MEPP Liabilities exceed US$150,000,000;

(j)  the guarantee of the Company under Article IX hereof shall cease to be, or shall be asserted by any Loan Party not to be, a valid, binding and enforceable obligation of the Company; or

(k)  a Change in Control shall occur;

then, and in every such event (other than an event with respect to any Borrower described in clause (e) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Company, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments shall terminate immediately and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers; and in case of any event with respect to any Borrower described in clause (e) of this Article, the Commitments shall immediately and automatically terminate, the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder, shall immediately and automatically become due and payable, and the obligation to Cash Collateralize pursuant to Section 2.04(i) shall immediately and automatically become effective, in each case without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrowers.

ARTICLE VIII

The Administrative Agent

Each of the Lenders and Issuing Banks hereby irrevocably appoints the Administrative Agent to serve as administrative agent under the Loan Documents and authorizes the Administrative Agent to take such actions and to exercise such powers as are delegated to the Administrative Agent by the terms of the Loan Documents, together with such actions and powers as are reasonably incidental thereto.

The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender or an Issuing Bank as any other Lender or Issuing Bank and may exercise the same as though it were not the Administrative Agent, and such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Company or any of its subsidiaries as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders or the Issuing Banks.

The Administrative Agent shall not have any duties or obligations except those expressly set forth in the Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, (a) the Administrative Agent shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties), (b) the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in the opinion of its internal or external counsel, could expose the Administrative Agent to liability or be contrary to any Loan Document or Applicable Law, and (c) except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its subsidiaries that is communicated to or obtained by it or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, under the circumstances as provided in the Loan Documents) or in the absence of its own gross negligence or wilful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until written notice thereof (stating that it is a “notice of default”) is given to it by the Company or a Lender, and the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, amendment, renewal or extension of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank sufficiently in advance to the making of such Loan or the issuance, amendment, renewal or extension of such Letter of Credit.

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. The Administrative Agent may consult with legal counsel (who may be counsel for any Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

The Administrative Agent may perform any and all its duties and exercise its rights and powers by or through any one or more sub-agents appointed by it. The Administrative Agent and any such sub-agent may perform any and all its duties and exercise its rights and powers through its respective Related Parties. The exculpatory provisions of the preceding paragraphs and the provisions of Section 10.03 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Subject to the appointment and acceptance of a successor Administrative Agent as provided in this paragraph, the Administrative Agent may resign at any time by notifying the Lenders, the Issuing Banks and the Company. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Company, to appoint a successor. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent which shall be a bank that has, or with one or more Affiliates that have, offices in the City of New York, in Toronto and in London, or an Affiliate of any such bank, that is reasonably acceptable to the Company. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor, such successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. The fees payable by the Company to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor. After an Administrative Agent’s resignation hereunder, the provisions of this Article and Section 10.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent.

In case of the pendency of any proceeding with respect to any Loan Party under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan or any LC Disbursement shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)  to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Exposure and all other obligations under the Loan Documents that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim under Sections 2.10, 2.11, 2.13, 2.14, 2.15, 2.18 and 10.03) allowed in such judicial proceeding; and

(b)  to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender and each Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders or the Issuing Banks, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 10.03). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the obligations or the rights of any Lender or Issuing Bank, or to vote in respect of the claim of any Lender or Issuing Bank in any such proceeding.

Each Lender and Issuing Bank acknowledges that it has, independently and without reliance upon the Administrative Agent, any Arranger or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arranger or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

The parties agree that none of the Arrangers or any Person named as a Syndication Agent or Documentation Agent on the cover page of this Agreement shall, in such capacities, have any powers, duties or responsibilities under this Agreement or any other Loan Document, but all such Persons shall have the benefit of the indemnities provided for hereunder.

ARTICLE IX

Guarantee

In order to induce the Lenders and the Issuing Banks to extend credit to the other Borrowers hereunder, the Company hereby irrevocably and unconditionally guarantees, as a primary obligor and not merely as a surety, the payment when and as due of the Obligations of such other Borrowers. The Company further agrees that the due and punctual payment of such Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee hereunder notwithstanding any such extension or renewal of any such Obligation.

The Company waives presentment to, demand of payment from and protest to any other Borrower of any of the Obligations, and also waives notice of acceptance of its obligations and notice of protest for nonpayment. The obligations of the Company under this Article IX shall not be affected by (a) the failure of the Administrative Agent, any Lender or any Issuing Bank to assert any claim or demand or to enforce any right or remedy against any Loan Party under the provisions of this Agreement, any other Loan Document or otherwise, (b) any extension or renewal of any of the Obligations, (c) any rescission, waiver, amendment or modification of, or release from, any of the terms or provisions of this Agreement or any other Loan Document or agreement, (d) any default, failure or delay, wilful or otherwise, in the performance of any of the Obligations or (e) any other act, omission or delay to do any other act which may or might in any manner or to any extent vary the risk of the Company or otherwise operate as a discharge of a guarantor as a matter of law or equity or which would impair or eliminate any right of the Company to subrogation.

The Company further agrees that its agreement hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any of the Obligations or operated as a discharge thereof) and not merely of collection, and waives any right to require that any resort be had by the Administrative Agent, any Lender or any Issuing Bank to any balance of any deposit account or credit on the books of the Administrative Agent, any Lender or any Issuing Bank in favor of any Borrower or any other Person.

The obligations of the Company hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full of all the Obligations), and shall not be subject to any defense or set-off, counterclaim, recoupment or termination whatsoever, by reason of the invalidity, illegality or unenforceability of any of the Obligations, any impossibility in the performance of any of the Obligations or otherwise (other than for the indefeasible payment in full of all the Obligations).

The Company further agrees that its obligations hereunder shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Obligation is rescinded or must otherwise be restored by the

Administrative Agent, any Lender or any Issuing Bank upon the bankruptcy or reorganization of any Borrower or otherwise.

In furtherance of the foregoing and not in limitation of any other right which the Administrative Agent, any Lender or any Issuing Bank may have at law or in equity against the Company by virtue hereof, upon the failure of any other Borrower to pay any Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, the Company hereby promises to and will, upon receipt of written demand by the Administrative Agent, any Lender or any Issuing Bank, forthwith pay, or cause to be paid, to the Administrative Agent, such Lender or such Issuing Bank, as the case may be, in cash an amount equal to the unpaid principal amount of such Obligations then due, together with accrued and unpaid interest thereon. The Company further agrees that if payment in respect of any Obligation shall be due in a currency other than US Dollars and/or at a place of payment other than New York and if, by reason of any change in law, disruption of currency or foreign exchange markets, war or civil disturbance or other event, payment of such Obligation in such currency or at such place of payment shall be impossible or, in the reasonable judgment of the Administrative Agent, any Lender or any Issuing Bank, not consistent with the protection of its rights or interests, then, at the election of the Administrative Agent, the Company shall make payment of such Obligation in US Dollars (based upon the applicable Exchange Rate in effect on the date of payment) and/or in New York, and shall indemnify the Administrative Agent, each Lender and each Issuing Bank against any losses or reasonable out-of-pocket expenses that it shall sustain as a result of such alternative payment.

Upon payment by the Company of any sums as provided above, all rights of the Company against any other Borrower arising as a result thereof by way of right of subrogation or otherwise shall in all respects be subordinated and junior in right of payment to the prior indefeasible payment in full of all the Obligations owed by such Borrower hereunder.

ARTICLE X

Miscellaneous

SECTION 10.01.  Notices.    (a)  Except in the case of notices and other communications expressly permitted to be given by telephone or electronically under paragraph (b) of this Section, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax or, to the extent provided in paragraph (b) of this Section, other electronic communication, as follows:

(i)  if to the Company, to it at 3 Times Square, New York, New York, Attention of Executive Vice President and Chief Financial Officer (stephane.bello@thomsonreuters.com) and Treasurer (michelle.scheer@thomsonreuters.com) with a copy to the Company, Attention of Executive Vice President and General Counsel (legal@thomsonreuters.com);

(ii)  if to any other Borrower, to it in care of the Company as provided in clause (i) above;

(iii)  if to the Administrative Agent or to JPMorgan Chase Bank, N.A. in its capacity as an Issuing Bank, to JPMorgan Chase Bank, N.A., 500 Christiana Road, Ops Building 2, 3rd Floor, Newark, DE 19713-2107, Attention of Kristen Bazink (Phone No. (302) 634-2633; Fax No. (302) 634-3301; Email: kristen.bazink@chase.com), with a copy to (A) JPMorgan Chase Bank, N.A., Credit Risk Management, 383 Madison Avenue, 24th Floor, New York, NY 10179, Attention of Matthew Cheung (Fax No. (212) 270-0377; Email: matthew.cheung@jpmorgan.com), (B) J.P. Morgan Europe Limited, Loan and Agency Group, 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Fax No. +44 (0) 207 777 2360; Email: loan_and_agency_london@jpmorgan.com), and (C) JPMorgan Chase Bank, Toronto Branch, Attention of Sandip Ghosh or Rahul Arora (Fax No. (201) 917-2114; Email: 12019172114@docs.ldsprod.com); and

(iv)  if to any other Issuing Bank or Lender, to it at its address (or fax number or, as provided in paragraph (b) of this Section, email) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, such notices shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through Electronic Systems, to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b)  Notices and other communications to the Lenders and Issuing Banks hereunder may be delivered or furnished using Electronic Systems pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices under Article II to any Lender or Issuing Bank if such Lender or Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article using Electronic Systems. Any notices or other communications to the Administrative Agent or any Loan Party may be delivered or furnished by electronic communications pursuant to procedures approved by the recipient thereof prior thereto; provided that approval of such procedures may be limited or rescinded by any such Person by notice to each other such Person.

(c)  Any party hereto may change its address, fax number, e-mail address or contact information for any other form of electronic communication permitted by paragraph (b) of this Section for notices and other communications hereunder by notice to the other parties hereto.

(d)  Each Loan Party agrees that the Administrative Agent may, but shall not be obligated to, make Communications available to the Lenders and Issuing Banks by posting the Communications on an Electronic System. Any Electronic System used by the Administrative Agent is provided “as is” and “as available.” The Administrative Agent and its Related Parties do not warrant the adequacy of any Electronic System and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by the Administrative Agent or its Related Parties in connection with the Communications or any Electronic System. In no event shall the Administrative Agent or any of its Related Parties have any liability to the Loan Parties, any Lender or Issuing Bank or any other Person for damages of any kind, including direct or indirect, special, incidental, consequential or punitive damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Loan Party’s or the Administrative Agent’s transmission of Communications through an Electronic System.

SECTION 10.02.  Waivers; Amendments.  (a)  No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the execution and delivery of this Agreement, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b)  Except as expressly provided in Section 2.07(d), 2.07(e) or 2.19, none of this Agreement, any Loan Document or any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Company and the Required Lenders or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders; provided that (i) any provision of this Agreement or any other Loan Document may be amended, supplemented or otherwise modified by an agreement in writing entered into by the Company and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency so long as, in each case, either (A) such amendment, modification or supplement does not adversely affect the rights of the Administrative Agent, any Lender or any Issuing Bank or (B) the Lenders shall have received at least five Business Days’ prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment, supplement or other modification and (ii) no such agreement shall (A) increase the Commitment of any Lender without the written consent of such Lender, (B) reduce or forgive the principal amount of any Loan or payment obligation in respect of any LC Disbursement or reduce the rate of interest thereon (other than as a result of any waiver of any increase in the interest rate applicable to any Loan or LC Disbursement pursuant to Section 2.11(d)), or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (C) postpone the maturity of any Loan, or the required date of reimbursement of any LC Disbursement, or any date for the payment of any interest or fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (D) change Section 2.16(b) or 2.16(c) in a manner that would alter the pro rata sharing of payments required thereby, without the written consent of each Lender, (E) change any of the provisions of this Section or the percentage set forth in the definition of “Required Lenders” or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or thereunder or make any determination or grant any consent hereunder or thereunder, without the written consent of each Lender, or (F) release the Company from its guarantee under Article IX hereof without the written consent of each Lender; provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or any Issuing Bank without the prior written consent of the Administrative Agent or such Issuing Bank, as the case may be. Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in the first or second proviso of this paragraph. Notwithstanding the foregoing, any provision of this Agreement may be amended by an agreement in writing entered into by the Company, the Required Lenders and the Administrative Agent (and, if their rights or obligations are affected thereby, the Issuing Banks) if (x) by the terms of such agreement the Commitment of each Lender not consenting to the amendment provided for therein shall terminate upon the effectiveness of such amendment and (y) at the time such amendment becomes effective, each Lender not consenting thereto receives payment in full of the principal of and interest accrued on each Loan made and all other amounts owing to it or accrued for its account under this Agreement.

(c)  The Administrative Agent may, but shall have no obligation to, with the written consent of any Lender, execute amendments, waivers or other modifications on behalf of such Lender. Any amendment, waiver or other modification effected in accordance with this Section 10.02 shall be binding upon each Person that is at the time thereof a Lender and each Person that subsequently becomes a Lender.

SECTION 10.03.  Expenses; Indemnity; Damage Waiver.        (a) The Borrowers shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Arrangers and their Affiliates, including the reasonable fees, charges and disbursements of Cravath, Swaine & Moore LLP, McMillan LLP and Lenz & Staehelin, as counsel for the Administrative Agent, the Arrangers and their Affiliates, in connection with the structuring, arrangement and syndication of the credit facilities provided for herein, the preparation, execution, delivery and administration of the Loan Documents or any amendments, modifications or waivers of the provisions thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Banks in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable out-of-pocket expenses incurred by the Administrative Agent, any Arranger, any Issuing Bank or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, such Arranger, such Issuing Bank or such Lender, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or the Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans, or Letters of Credit; provided, that the Borrowers shall have no obligation to pay fees, charges or disbursements of more than (x) one firm of counsel acting for the Administrative Agent or any Arranger or Issuing Bank in each applicable jurisdiction and (y) one firm of counsel acting for the Lenders in each applicable jurisdiction; provided further that any amounts payable under this paragraph to any Lender that has defaulted in its obligation to fund Loans hereunder shall not be required to be paid until such default no longer exists.

(b)  The Borrowers shall indemnify the Administrative Agent and each Arranger, Issuing Bank and Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”), against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the reasonable fees, charges and disbursements of counsel for any Indemnitee, incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the structuring, arrangement and syndication of the credit facilities provided for herein, (ii) the preparation, execution, delivery and administration, waiver or modification of any Loan Document or any other agreement or instrument contemplated hereby, the performance by the parties to the Loan Documents of their respective obligations thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (iii) any Loan or Letter of Credit or the use of the proceeds thereof (including any refusal by an Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit) or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether initiated by any Borrower, Indemnitee or third party or whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or wilful misconduct of such Indemnitee or the breach or violation by such Indemnitee of its agreements hereunder; provided further that any amounts payable under this paragraph to any Lender that has defaulted in its obligation to fund Loans hereunder shall not be required to be paid until such default no longer exists. Notwithstanding the foregoing, the Borrowers shall have no obligation to pay fees, charges or disbursements for more than (i) one firm of counsel acting for the

Administrative Agent, the Arrangers, the Issuing Banks and the Lenders and their respective Affiliates in each applicable jurisdiction and (ii) one firm of counsel acting for the Lenders and their respective Affiliates in each applicable jurisdiction; provided that an Indemnitee shall have the right to employ additional counsel (including local counsel), and the Borrowers shall bear the reasonable fees, charges and disbursements of such additional counsel, if (x) the employment of counsel by such Indemnitee has been authorized in writing by the Company, (y) such Indemnitee has reasonably concluded (based upon advice of counsel to such Indemnitee) that there may be legal defenses available to it that are different from or in addition to those available to any other Indemnitee or (z) such Indemnitee has reasonably concluded (based upon advice of counsel to such Indemnitee) that a conflict or potential conflict exists between such Indemnitee and any other Indemnitee.

(c)  To the extent that any Borrower fails to pay any amount required to be paid by it to the Administrative Agent or any Issuing Bank under paragraph (a) or (b) of this Section (and without limiting such Borrower’s obligation to do so), each Lender severally agrees to pay to the Administrative Agent or such Issuing Bank, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent or such Issuing Bank in its capacity as such. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the aggregate Revolving Credit Exposures and unused Commitments at the time.

(d)  To the extent permitted by applicable law, the parties hereto shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, (i) for any damages arising from the use by others of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the Internet) (other than as determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or wilful misconduct of such Indemnitee or the breach or violation by such Indemnitee of its agreements hereunder) or (ii) for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof.

(e)  No Indemnitee shall have the right, without the indemnifying Borrower’s prior written consent (such consent not to be unreasonably withheld), to settle any claim that such Borrower has acknowledged to be subject to indemnification under this Section if such settlement (i) contains a stipulation to, or admission or acknowledgement of, any liability or wrongdoing on the part of such Borrower, (ii) involves the incurrence of any costs or expenses on the part of such Borrower or (iii) imposes any obligation upon such Borrower.

(f)  All amounts due under this Section shall be payable promptly after written demand therefor.

SECTION 10.04.  Successors and Assigns.    (a)  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), except that (i) the Loan Parties may not assign or otherwise transfer any of their rights or obligations hereunder or under the other Loan Documents without the prior written consent of each Lender (and any attempted assignment or transfer by any Loan Party without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer any of its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of any Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section), the Arrangers, the Syndication Agents, the Documentation Agents and, to the extent expressly contemplated hereby, the sub-agents of the Administrative Agent and the Related Parties of the Administrative Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)    (i)  Subject to the conditions set forth in paragraphs (b)(ii) and (i) of this Section, any Lender may assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans and other amounts at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed; for the avoidance of doubt, the consent is not deemed to be unreasonably withheld if a proposed assignment would expose a Loan Party to the risk that because of such assignment Swiss Withholding Tax would become due on interest payments owed by a Loan Party under this Agreement) of:

(A)  the Company; provided that no consent of the Company shall be required for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, if an Event of Default has occurred and is continuing, any other assignee; provided further that any such Affiliate of a Lender, any such Approved Fund or any such other assignee following an Event of Default, must represent in writing to such Lender and each Swiss Borrower that it is a Swiss Qualifying Bank unless such Swiss Borrower shall otherwise consent (for the avoidance of doubt, such consent will not be deemed to be unreasonably withheld if a proposed assignment would expose a Loan Party to the risk that because of such assignment Swiss Withholding Tax would become due on interest payments owed by a Loan Party under this Agreement);

(B)  the Administrative Agent; and

(C)  each Issuing Bank.

(ii)  Assignments shall be subject to the following additional conditions (as well as to paragraph (i) of this Section):

(A)  except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, the amount of each Commitment of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than US$5,000,000 (or, if smaller, the entire remaining amount of any of the assigning Lender’s Commitment) unless each of the Company and the Administrative Agent otherwise consents; provided that no such consent of the Company shall be required if an Event of Default has occurred and is continuing;

(B)  unless an Event of Default shall have occurred and be continuing and the Administrative Agent and the Required Lenders shall have otherwise agreed, each partial assignment of a Commitment and extensions of credit shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(C)  the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Electronic System), together with a processing and recordation fee of US$3,500;

(D)  unless an Event of Default shall have occurred and be continuing, the assignor or the Administrative Agent shall, if the assignee is a Lender, an Affiliate of a Lender or an Approved Fund, give prior written notice to the Company of such assignment; and

(E)  the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent any tax forms required by Section 2.15(f) and an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain MNPI) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal, State, provincial, territorial and foreign securities laws.

(c)  Subject to acceptance and recording thereof pursuant to paragraph (e) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.11(i), 2.13, 2.14, 2.15, 2.18 and 10.03). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (f) of this Section.

(d)  The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices in The City of New York a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amounts owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, the Issuing Banks and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by any Borrower, Issuing Bank or Lender at any reasonable time and from time to time upon reasonable prior notice.

(e)  Upon its receipt of a duly completed Assignment and Assumption (or an agreement incorporating by reference a form of Assignment and Assumption posted on the Electronic System) executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire and any tax forms required under Section 2.15(f) (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph. Following the effectiveness of any assignment, the Borrowers shall, if so requested, cause promissory notes reflecting such assignment to be issued to the assignee and, if applicable, to the assignor, upon cancellation of any existing promissory notes originally issued to the assignor.

(f)  Subject to paragraph (i) of this Section, any Lender may, without the consent of the Company, the Administrative Agent, the Issuing Banks or any other Lender, sell participations to one or more Eligible Assignees (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and its Loans); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (ii) of the first proviso to Section 10.02(b) that affects such Participant. Subject to paragraph (g) of this Section, each Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.11(i), 2.13, 2.15 and 2.18 (subject to the requirements and limitations therein, including the requirements under Section 2.15(f), it being understood that the documentation required under Section 2.15(f) shall be delivered to the applicable Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.16(c) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as an non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant to which it has sold a participation and the principal amounts (and stated interest) of each such Participant’s interest in the Loans or other rights and obligations of such Lender under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Loans or other rights and obligations under this Agreement) except to the extent that such disclosure is necessary to establish that such Loan or other right or obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.

(g)  A Participant shall not be entitled to receive any greater payment under Section 2.11(i), 2.13, 2.15 or 2.18 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Company’s prior written consent. A Participant shall not be entitled to the benefits of Section 2.15 unless the Company is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 2.15(e) as though it were a Lender; provided that no Participant shall be entitled to any tax gross-up or tax indemnity payment or any increased interest payment under Section 2.11(i) in respect of any Swiss Withholding Tax resulting from a breach by such Participant of any representation, warranty or other undertaking made by it under Section 2.15(d) or paragraph (i) of this Section.

(h)  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(i)  During the term that any Swiss Borrower is a Borrower under this Agreement, no Lender or Issuing Bank shall (i) without the consent of the Company as provided in paragraph (b) above, assign all or a portion of its rights or obligations under this Agreement to any Person other than a Person that represents in writing to such Lender or Issuing Bank and such Swiss Borrower that it is a Swiss Qualifying Bank or (ii) enter into a Restricted Sub-Participation with any Person, it being understood, however, that participations and other transfers of Lenders’ rights or interests hereunder, to the extent they do not constitute Restricted Sub-Participations, shall be permitted so long as they are not prohibited by the other paragraphs of this Section 10.04; provided that this paragraph (i) shall not prevent a Lender or Issuing Bank from assigning, following an Event of Default which is continuing, pursuant to Section 10.04(b)(ii) Loans of Borrowers other than any Swiss Borrower.

SECTION 10.05.  Survival.    All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and the issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. Notwithstanding the foregoing or anything else to the contrary set forth in this Agreement or any other Loan Document, in the event that, in connection with the refinancing or repayment in full of the credit facilities provided for herein, an Issuing Bank shall have provided to the Administrative Agent a written consent to the release of the Lenders from their obligations hereunder with respect to any Letter of Credit issued by such Issuing Bank, then from and after such time such Letter of Credit shall cease to be a “Letter of Credit” outstanding hereunder for all purposes of this Agreement and the other Loan Documents (including for purposes of determining whether the Borrowers are required to comply with Articles V and VI hereof, but excluding Sections 2.13, 2.14, 2.15, 2.18 and 10.03 hereof and any expense reimbursement or indemnity provisions set forth in any other Loan Document), and the Lenders shall be deemed to have no participations in such Letter of Credit, and no obligations with respect thereto, under Section 2.05(d) or 2.05(e). The provisions of Sections 2.11(i), 2.13, 2.14, 2.15, 2.18, 10.03 and 10.15 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans and the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof.

SECTION 10.06.  Counterparts; Integration; Effectiveness; Pursuit of Remedies; Electronic Execution.    (a) This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof (but do not supersede any provisions of any commitment letter or fee letter related to the credit facilities established hereby that do not by the terms of such documents terminate upon the effectiveness of this Agreement, all of which provisions shall remain in full force and effect). Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent (or its counsel) shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by fax or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

(b)  The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Agreement and the transactions contemplated hereby or in connection with any Assignment and Assumption shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that nothing herein shall require the Administrative Agent to accept electronic signatures in any form or format without its prior written consent.

SECTION 10.07.  Severability.    Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 10.08.  Right of Setoff.    If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set-off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations (other than trade payables) at any time owing by such Lender or Affiliate to or for the credit or the account of any Borrower against any of and all the obligations of such Borrower now or hereafter existing under this Agreement or any other Loan Document held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

SECTION 10.09.  Governing Law; Jurisdiction; Consent to Service of Process.  (a) This Agreement shall be construed in accordance with and governed by the law of the State of New York.

(b)  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the Borrowers hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding shall be heard and determined exclusively in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Borrower or its properties in the courts of any jurisdiction.

(c)  Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.01, provided that if the Company ever ceases to maintain such office in the Borough of Manhattan, each of the Loan Parties shall designate and appoint any wholly owned subsidiary of the Company that maintains an office in the Borough of Manhattan as its agent to receive on its behalf service of process by providing notice to the Administrative Agent pursuant to Section 10.01(c). If neither the Company nor any of its wholly owned subsidiaries maintains an office in the Borough of Manhattan, then each of the Loan Parties shall provide notice thereof to the Administrative Agent, and hereby designate and appoint Torys LLP, 1114 Avenue of the Americas, 23rd Floor, New York, New York 10036, or any other address in the State of New York communicated by Torys LLP to the Administrative Agent, as its agent to receive on its behalf service of process. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 10.10.  WAIVER OF JURY TRIAL.      EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 10.11.  Headings.    Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 10.12.  Confidentiality; Non-Public Information.      (a) The Administrative Agent, each Issuing Bank and each Lender agrees to maintain the confidentiality of the Information (as defined below), and will not use such Information for any purpose or in any manner except in connection with this Agreement or other services provided by it or its Affiliates to the Company or its Affiliates, except that Information may be disclosed (a) to its Affiliates and its and its Affiliates’ Related Parties and accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential or shall be subject to a professional obligation of confidentiality), (b) to the extent requested by any regulatory or self-regulatory authority (it being understood that, other than in the case of any disclosure to a regulator or examiner during a routine examination that does not reference or is not targeted at the Company or its Affiliates, the Administrative Agent, such Issuing Bank or such Lender, as the case may be, will to the extent reasonably practicable and lawful provide the Company with an opportunity to request confidential treatment from such authority), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) to the extent necessary to prosecute or defend any claim, in connection with the exercise of any remedies hereunder or any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions at least as restrictive as those of this Section, to (i) any assignee of or Participant (or its advisors) in, or any prospective assignee of or Participant (or its advisors) in, any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Company or any subsidiary and its obligations or (iii) any rating agency, insurer or insurance broker of any Lender or any Affiliate of any Lender, (g) with the written consent of the Company, (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or any other confidentiality agreement to which it is party with the Company or any of its subsidiaries or (ii) becomes available to the Administrative Agent, such Issuing Bank or such Lender on a nonconfidential basis from a source other than the Company, and (i) to market data collectors, similar service providers, including league table providers, to the lending industry, in each case, limited to information of the type routinely provided to such providers. For the purposes of this Section, “Information” means all confidential information received from the Company relating to the Company or its subsidiaries, other than any such information that is available to the Administrative Agent, any Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by the Company. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(b)  Each Lender acknowledges that Information furnished to it pursuant to this Agreement may include MNPI and confirms that it has developed compliance procedures regarding the use of MNPI and that it will handle MNPI in accordance with such procedures and Applicable Law, including Federal, State, provincial, territorial and foreign securities laws.

(c)  All Information, including requests for waivers and amendments, furnished by the Company or the Administrative Agent pursuant to, or in the course of administering, this Agreement will be syndicate-level information, which may contain MNPI. Accordingly, each Lender represents to the Company and the Administrative Agent that it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain MNPI in accordance with its compliance procedures and Applicable Law, including Federal, State, provincial, territorial and foreign securities laws.

SECTION 10.13.  USA PATRIOT Act.    Each Lender hereby notifies the Loan Parties that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the names and addresses of the Loan Parties and other information that will allow such Lender to identify the Loan Parties in accordance with the USA Patriot Act.

SECTION 10.14.  No Fiduciary Duty.   Each of the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders and their respective Affiliates may be providing financing or other services to other Persons that have or may in the future have interests conflicting with the interests of the Loan Parties and their respective Related Parties. Each Borrower agrees that in connection with all aspects of the Transactions and any communications in connection therewith, the Borrowers and their Affiliates, on the one hand, and the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders and their Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Administrative Agent, the Arrangers, the Issuing Banks, the Lenders or their Affiliates, and no such duty will be deemed to have arisen in connection with any such Transactions or communications.

SECTION 10.15.  Conversion of Currencies.    (a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b)  The obligations of each party hereto in respect of any sum due to any other party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of each party hereto contained in this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

SECTION 10.16.  Restricted Obligations Applicable to each Swiss Borrower.    (a) If and to the extent that a payment fulfilling Obligations under this Agreement by any Swiss Borrower would, at the time such payment is due, under Swiss law and practice (inter alia, prohibiting capital repayments or restricting profit distributions) not be permitted, in particular if and to the extent such Swiss Borrower guarantees or indemnifies obligations other than obligations of one of its subsidiaries (i.e., obligations of its direct or indirect parent companies (up-stream guarantees) or sister companies (cross-stream guarantees)) (“Restricted Obligations”), then such obligations and payment amount shall from time to time be limited to the amount permitted to be paid; provided that such limited amount shall at no time be less than such Swiss Borrower’s profits and reserves available for distribution as dividends at the time or times payment under this Agreement is requested from such Swiss Borrower; and provided further that such limitation (as it may apply from time to time or not) shall not (generally or definitively) free such Swiss Borrower from payment obligations hereunder in excess thereof, but merely postpone the payment date therefor until such times as payment is again permitted notwithstanding such limitation. Any and all indemnities and guarantees contained in this Agreement, including under Sections 2.15(a) and 10.03(b), shall be construed in a manner consistent with this Section.

(b)  In respect of its Restricted Obligations, each Swiss Borrower shall:

  (i)  if and to the extent required by applicable law in force at the relevant time:

(A)  subject to any applicable double taxation treaty, deduct Swiss Withholding Tax at the rate of 35% (or such other rate as shall be in force from time to time) from any payment made by it in respect of Restricted Obligations; and

(B)  pay any such deduction to the Swiss Federal Tax Administration;

 (ii)  notify (or procure that the Company notifies) the Administrative Agent that such a deduction has been made and provide the Administrative Agent with evidence that such a deduction has been paid to the Swiss Federal Tax Administration, all in accordance with Section 2.15(a); and

(iii)  to the extent such a deduction is made, not be obliged to either gross-up in accordance with Section 2.15(a) or indemnify the Administrative Agent or the relevant Lenders or Issuing Banks in accordance with Section 2.15(a) in relation to any such payment made by it in respect of Restricted Obligations unless grossing-up is permitted under the laws of Switzerland then in force. For the avoidance of doubt, payment obligations of any Swiss Borrower pursuant to this clause (iii) qualify as Restricted Obligations.

(c)  If and to the extent requested by the Administrative Agent and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow the Administrative Agent (and the Lenders and Issuing Banks) to obtain a maximum benefit from any Swiss Borrower under this Agreement, each Swiss Borrower shall, and any parent company of such Swiss Borrower being a party to this Agreement shall procure that such Swiss Borrower will, promptly implement all such measures and/or promptly procure the fulfillment of all prerequisites allowing it to promptly make the (requested) payment(s) hereunder from time to time, including the following:

  (i)  preparation of an up-to-date audited statement of financial position of such Swiss Borrower;

 (ii)  confirmation of the auditors of such Swiss Borrower that the relevant amount represents (the maximum of) freely distributable profits;

(iii)  approval by a shareholders’ meeting of such Swiss Borrower of the (resulting) profit distribution; and

all such other measures necessary or useful to allow such Swiss Borrower to make the payments and perform the obligations agreed hereunder with a minimum of limitations.

SECTION 10.17.  Original Credit Agreement.    (a) Each of the Lenders party hereto that is a “Lender” under the Original Credit Agreement hereby waives any advance notice of any termination or reduction of “Commitments” and prepayment of “Loans” (in each case as defined in the Original Credit Agreement) under the Original Credit Agreement.

(b)  Effective as of the Restatement Effective Date, the Original Credit Agreement is hereby amended and restated in its entirety to be in the form hereof. The amendment and restatement of the Original Credit Agreement hereby shall not be construed to discharge or otherwise affect any “Obligations” (as defined in the Original Credit Agreement) of the Loan Parties accrued or otherwise owing under the Original Credit Agreement that have not been paid, it being understood that such “Obligations” (as defined in the Original Credit Agreement) shall continue as Obligations hereunder. Without limiting the generality of the foregoing, this Agreement is not intended to constitute a novation of the Original Credit Agreement.

(c)  On and as of the Restatement Effective Date, (i) the “Commitment” of each “Lender” (as defined in the Original Credit Agreement) that is not a Lender party to this Agreement shall terminate, and such “Lender” shall cease to be a Lender hereunder for all purposes, provided that such “Lender” shall continue to be entitled to the benefits of Sections 2.13, 2.14, 2.15, 2.18 and 10.03, and (ii) the remaining “Commitments” (as defined in the Original Credit Agreement) under the Original Credit Agreement shall be adjusted as necessary such that, on and as of the Restatement Effective Date, the Commitments hereunder shall be as set forth on Schedule 2.01.

SECTION 10.18.  Interest Rate Limitation.     Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan (other than a Loan to a Canadian Borrower), together with all fees, charges and other amounts that are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the NYFRB Rate to the date of repayment, shall have been received by such Lender.

SECTION 10.19.  Acknowledgement and Consent to Bail-In of EEA Financial Institutions.    Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among the parties hereto, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)  the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)  the effects of any Bail-in Action on any such liability, including, if applicable:

  (i)  a reduction in full or in part or cancellation of any such liability;

 (ii)  a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent entity or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)  the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THOMSON REUTERS CORPORATION,

by
/s/ Michelle Scheer
	Name:	Michelle Scheer
	Title:	Treasurer

THOMSON REUTERS FINANCE S.A.,

by
/s/ Camilla Nunn
	Name:	Camilla Nunn
	Title:	Director

/s/ Ann Pianciamore
	Name:	Ann Pianciamore
	Title:	Director

THOMSON REUTERS HOLDINGS AG,

by
/s/ Priscilla Hughes
	Name:	Priscilla Hughes
	Title:	Director

/s/ Michelle Puls
	Name:	Michelle Puls
	Title:	Director

[Signature Page to the Credit Agreement]

JPMORGAN CHASE BANK, N.A., individually and as Administrative Agent and an Issuing Bank,

by
/s/ Nicolas Gitron-Beer
	Name:	Nicolas Gitron-Beer
	Title:	Vice President

BARCLAYS BANK PLC, individually and as an Issuing Bank,

by
/s/ Craig J. Malloy
	Name:	Craig J. Malloy
	Title:	Director

ROYAL BANK OF CANADA, individually and as an Issuing Bank,

by
/s/ Chris Cowan
	Name:	Chris Cowan
	Title:	Authorized Signatory

CITIBANK, N.A., individually and as an Issuing Bank,

by
/s/ Michael Vondriska
	Name:	Michael Vondriska
	Title:	Vice President

THE TORONTO-DOMINION BANK, individually and as an Issuing Bank,

by
/s/ Ryan Davis
	Name:	Ryan Davis
	Title:	Director

/s/ Matthew Hendel
	Name:	Matthew Hendel
	Title:	Managing Director

BANK OF MONTREAL, individually and as an Issuing Bank,

by
/s/ Martin Stevenson
	Name:	Martin Stevenson
	Title:	Managing Director

Signature Page to Credit Agreement,

dated as of August 16, 2011, as originally amended and restated as of May 16, 2013,

and as further amended and restated hereby, of Thomson Reuters Corporation

Name of Institution:

BANK OF AMERICA, N.A.

by
/s/ Colin A Pierce
	Name:	Colin A. Pierce
	Title:	Associate

Signature Page to Credit Agreement,

dated as of August 16, 2011, as originally amended and restated as of May 16, 2013,

and as further amended and restated hereby, of Thomson Reuters Corporation

Name of Institution:

MORGAN STANLEY BANK, N.A.

by
/s/ Michael King
	Name:	Michael King
	Title:	Authorized Signatory

Signature Page to Credit Agreement,

dated as of August 16, 2011, as originally amended and restated as of May 16, 2013,

and as further amended and restated hereby, of Thomson Reuters Corporation

Name of Institution:

STANDARD CHARTERED BANK

by
/s/ Vivek Sinha
	Name:	Vivek Sinha
	Title:	Executive Director Loan Syndications Standard Chartered Bank

Signature Page to Credit Agreement,

dated as of August 16, 2011, as originally amended and restated as of May 16, 2013,

and as further amended and restated hereby, of Thomson Reuters Corporation

Name of Institution:

GOLDMAN SACHS BANK USA

by
/s/ Josh Rosenthal
	Name:	Josh Rosenthal
	Title:	Authorized Signatory

Signature Page to Credit Agreement,

dated as of August 16, 2011, as originally amended and restated as of May 16, 2013,

and as further amended and restated hereby, of Thomson Reuters Corporation

Name of Institution:

MIZUHO BANK, LTD.

by
/s/ Daniel Guevara
	Name:	Daniel Guevara
	Title:	Authorized Signatory

Signature Page to Credit Agreement,

dated as of August 16, 2011, as originally amended and restated as of May 16, 2013,

and as further amended and restated hereby, of Thomson Reuters Corporation

Name of Institution:

WELLS FARGO BANK, N.A.

by
/s/ Sid Khanolkar
	Name:	Sid Khanolkar
	Title:	Director

Schedule 1.01

None.

Schedule 2.01

Commitments
Lender	Commitment
JPMorgan Chase Bank, N.A.	US$250,000,000
Barclays Bank PLC	US$250,000,000
Royal Bank of Canada	US$250,000,000
Citibank, N.A.	US$250,000,000
The Toronto-Dominion Bank	US$250,000,000
Bank of Montreal	US$250,000,000
Bank of America, N.A.	US$180,000,000
Morgan Stanley Bank, N.A.	US$180,000,000
Standard Chartered Bank	US$180,000,000
Goldman Sachs Bank USA	US$120,000,000
Mizuho Bank, Ltd.	US$120,000,000
Wells Fargo Bank, N.A.	US$120,000,000

Total	US$2,400,000,000

Schedule 2.04A

LC Commitments
Issuing Bank	LC Commitment
JPMorgan Chase Bank, N.A.	$40,000,000
Barclays Bank[1]	$40,000,000
Royal Bank of Canada	$40,000,000
Citibank, N.A.	$40,000,000
The Toronto-Dominion Bank	$40,000,000
Bank of Montreal	$40,000,000

Total	US$240,000,000

1 Barclays Bank shall only be obligated to issue standby Letters of Credit and shall not be obligated to issue any trade or commercial Letters of Credit.

Schedule 2.04B

LC#	Type	Currency	Amount	Issued	Expires	Auto- Renew	Beneficiary	Issuing Bank
S-257603	Financial	USD	40,038.00	5/15/2006	4/30/2017	Yes	THE FEDERAL RESERVE BANK OF CHICAGO	JPM
U-221602	Financial	USD	1,200,000.00	2/8/2002	1/23/2017	Yes	PLAZA V LEASING ASSOCIATES L.L.C.	JPM

4L4S-779064	Performance	USD	214,844.58	27/07/2016	12/31/2016	No	MINISTRY OF EDUCATION	JPM

4L4S-779065	Performance	USD	125,933.57	27/07/2016	12/31/2016	No	MINISTRY OF EDUCATION	JPM

BMCH103165OS	Financial	USD	6,913,868.00	8/16/2011	5/25/2017	Yes	PACIFIC EMPLOYERS	BMO

BMCH849570S	Financial	USD	45,000.00	8/16/2011	3/6/2017	Yes	RIVER PARK ESTATES CORPORATION	BMO

BMCH87520OS	Financial	USD	66,478.00	8/16/2011	4/30/2017	Yes	TRIZECHAHN ST. LOUIS LLC.	BMO

BMCH87524OS	Financial	USD	30,665.00	8/16/2011	3/26/2017	Yes	GREEN 288 MADISON LLC	BMO

BMCH99445OS	Financial	USD	142,000.00	8/16/2011	1/31/2017	Yes	TOTAL HEALTH PLAN INC.	BMO

HACH20150OS	Financial	USD	248,000.00	8/16/2011	3/9/2017	Yes	WORKERS COMPENSATION BOARD NOR	BMO

HACH20153OS	Financial	USD	23,793.81	8/16/2011	12/31/2016	Yes	TEN HAGE III CORP	BMO

BMTO14877OS	Non-Financial	USD	113,119.75	8/16/2011	12/31/2016	Yes	COMMONWEALTH INSURANCE CO.	BMO

Total: $9,163,740.71

EXHIBIT A

Form of Assignment and Assumption

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [NAME OF ASSIGNOR] (the “Assignor”) and [NAME OF ASSIGNEE] (the “Assignee”). Capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement identified below (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below, (a) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the credit facility provided for under the Credit Agreement (including any Letters of Credit included in, and any guarantees made pursuant to, such credit facility) and (b) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above being referred to herein collectively as the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:
[and is an Affiliate/Approved Fund of [identify Lender]1]

3.	Company:	Thomson Reuters Corporation

4.	Borrowers:	The Company, Thomson Reuters Holdings AG, Thomson Reuters Finance S.A. and the other Borrowers from time to time.

5.	Administrative Agent:	JPMorgan Chase Bank, N.A.

6.	Credit Agreement:	The US$2,400,000,000 Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016, among Thomson Reuters Corporation; the other Borrowers from time to time party thereto; the Lenders from time to time party hereto; JPMorgan Chase Bank, N.A., as Administrative Agent.

1 Select as applicable.

Form of Assignment and Assumption

7.     Assigned Interest:

	Aggregate Amount of Commitments/Loans of all Lenders	Amount of Commitments/Loans Assigned	Percentage Assigned of Aggregate Amount of Commitments/Loans of all Lenders[2]
Commitments/Loans	US$[●]	US$	%

[8.    DTTP Treaty Passport Scheme: The Assignee confirms that it holds a passport under the HM Revenue & Customs’ DT Treaty Passport scheme (reference number [●]) and is tax resident in [●], so that interest payable to it by Borrowers is generally subject to full exemption from U.K. withholding tax, and requests that the Administrative Agent notify:

(a) each Borrower that is a borrower under the Credit Agreement as at the Effective Date; and

(b) each Borrower that becomes a borrower under the Credit Agreement after the Effective Date, that it wishes that scheme to apply to the Credit Agreement.]3

Effective Date:                                   , 20   [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The Assignee agrees to deliver to the Administrative Agent a completed Administrative Questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Company, the other Loan Parties and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the Assignee’s compliance procedures and applicable laws, including Federal, state, provincial, territorial and foreign securities laws.

2 Set forth, to at least nine decimals.

3 Include in the case of assignments of any Loans or Commitments made or available to a Borrower organized in the United Kingdom, if Assignee holds a passport under the HMRC DT Treaty Passport scheme and wishes that scheme to apply to the Credit Agreement. Include DTTP scheme reference number and Assignee’s jurisdiction of tax residence.

Form of Assignment and Assumption

The terms set forth in this Assignment and Assumption are hereby agreed to by:

[NAME OF ASSIGNOR], as Assignor,

by

Name:
Title:

[NAME OF ASSIGNEE], as Assignee,

by

Name:
Title:

Consented to and Accepted:

JPMORGAN CHASE BANK, N.A., as Administrative Agent,

by

Name:
Title:

[Consented to:][4]

[NAME OF ISSUING BANK], as an Issuing Bank,

by

Name:
Title:

4 To be added only if the consent of such Issuing Bank is required by Section 10.04(b) of the Credit Agreement.

Form of Assignment and Assumption

[Consented to:][5]

THOMSON REUTERS CORPORATION,

by

Name:
Title:

[Consented to:][6]

THOMSON REUTERS HOLDINGS AG,

by

Name:
Title:

5 To be added only if the consent of the Company is required by Section 10.04(b) of the Credit Agreement.

6 To be added only if the consent of the Swiss Borrower is required by Section 10.04(i) of the Credit Agreement.

Form of Assignment and Assumption

ANNEX 1

to Form of Assignment and Assumption

US$2,400,000,000 Thomson Reuters Corporation Credit Agreement

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.  Representations and Warranties.

1.1  Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any guarantee thereunder, (iii) the financial condition of the Borrowers, any of their subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrowers, any of their subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.  Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement that are required to be satisfied by it in order to acquire the Assigned Interest and become a Lender, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is [not] a Swiss Qualifying Bank, (v) it has received and/or had the opportunity to review a copy of the Credit Agreement to the extent it has in its sole discretion deemed necessary, together with copies of the most recent financial statements delivered pursuant to Section 5.01(a) or 5.01(b) thereof, as applicable, and such other documents and information as it has in its sole discretion deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on any Agent, any Arranger, any Issuing Bank or any Lender, or any of the Related Parties of any of the foregoing, and (vi) attached to this Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee and (b) agrees that it will (i) independently and without reliance on any Agent, any Arranger, any Issuing Bank, the Assignor or any other Lender, or any of the Related Parties of any of the foregoing, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.  Payments.  From and after the Effective Date, the Applicable Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3.  General Provisions.  This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This

Form of Assignment and Assumption

Assignment and Assumption may be executed in any number of counterparts, each of which shall constitute an original and all of which when taken together shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the State of New York.

Form of Assignment and Assumption

EXHIBIT B-1

Form of Borrower Joinder Agreement

BORROWER JOINDER AGREEMENT dated as of [●] (this “Agreement”), among THOMSON REUTERS CORPORATION, an Ontario corporation (the “Company”), [NAME OF NEW SUBSIDIARY BORROWER], a [JURISDICTION] [ORGANIZATIONAL FORM] (the “New Borrower”) and JPMORGAN CHASE BANK, N.A., as Administrative Agent (the “Administrative Agent”).

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company; the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; the Administrative Agent. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

Under the Credit Agreement, the Lenders and the Issuing Banks have agreed, upon the terms and subject to the conditions set forth therein, to make Loans to, and issue Letters of Credit for the account of, the Borrowers, and the Company and the New Borrower desire that the New Borrower become a “Borrower” under the Credit Agreement. Each of the Company and the New Borrower represent and warrant that the representations and warranties in the Credit Agreement relating to the New Borrower and this Agreement are true and correct in all material respects on and as of the date hereof. The Company agrees that the guarantee of the Company contained in the Credit Agreement will apply to the Obligations of the New Borrower.

Upon execution and delivery of this Agreement (and of any other documents reasonably requested by the Administrative Agent) by each of the Company, the New Borrower and the Administrative Agent and the satisfaction of the other conditions set forth in Section 4.03 of the Credit Agreement, the New Borrower shall become a party to the Credit Agreement and a “Borrower” for all purposes thereof; provided that this Agreement shall not become effective if it shall be unlawful for the New Borrower to become a “Borrower” thereunder or for any Lender to make Loans or otherwise extend credit to the New Borrower as provided therein.

B-1-1

Form of Borrower Joinder Agreement

The New Borrower hereby agrees to be bound by all provisions of the Credit Agreement. The Applicable Funding Account for the New Borrower shall be:

Bank	Swift	Acct #	ABA	IBAN/ Routing Code

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

B-1-2

Form of Borrower Joinder Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THOMSON REUTERS CORPORATION,

by

Name:
Title:

[NAME OF NEW BORROWER],

by

Name:
Title:

JPMORGAN CHASE BANK, N.A., as Administrative Agent,

by

Name:
Title:

B-1-3

Form of Borrower Joinder Agreement

EXHIBIT B-2

Form of Borrower Termination Agreement

JPMorgan Chase Bank, N.A.,

  as Administrative Agent under the Credit Agreement referred to below,

500 Stanton Christiana Road

Ops Building 2, 3rd Floor

Newark, DE 19713-2107

Attention: Kristen Bazink (Telecopy No. (302) 634-3301)

[DATE]

Re:  Borrower Termination Agreement

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; the Administrative Agent. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

The Company hereby terminates the status of [NAME OF TERMINATED BORROWER] (the “Terminated Borrower”) as a “Borrower” under the Credit Agreement. [The Company represents and warrants that all Loans made to the Terminated Borrower have been repaid, all Letters of Credit issued for the account of the Terminated Borrower have been drawn in full or have expired or have been cash collateralized, terminated or otherwise provided for to the satisfaction of the applicable Issuing Bank and all amounts payable by the Terminated Borrower in respect of LC Disbursements, interest and/or fees (and, to the extent notified by any Agent or any Lender, any other amounts payable under the Credit Agreement by the Terminated Borrower) have been paid in full on or prior to the date hereof.][The Company and the Terminated Borrower acknowledge that the Terminated Borrower shall continue to be a Borrower until such time as all Loans made to the Terminated Borrower have been repaid, all Letters of Credit issued for the account of the Terminated Borrower have been drawn in full or have expired or have been cash collateralized, terminated or otherwise provided for to the satisfaction of the applicable Issuing Bank and all amounts payable by the Terminated Borrower in respect of LC Disbursements, interest and/or fees (and, to the extent notified by any Agent or any Lender, any other amounts payable under the Credit Agreement by the Terminated Borrower) have been paid in full; provided that the Terminated Borrower shall not have the right to request or receive further extensions of credit under the Credit Agreement.]

B-2-1

Form of Borrower Termination Agreement

THIS INSTRUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Very truly yours,

THOMSON REUTERS CORPORATION,

by

Name:
Title:

[NAME OF TERMINATED BORROWER],

by

Name:
Title:

B-2-2

Form of Borrower Termination Agreement

EXHIBIT C

Form of Borrowing Request

JPMorgan Chase Bank, N.A.,

  as Administrative Agent under the Credit Agreement referred to below,

500 Stanton Christiana Road

Ops Building 2, 3rd Floor

Newark, DE 19713-2107

Attention: Kristen Bazink (Telecopy No. (302) 634-3301)

[DATE]

Re: Borrowing Request

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent. Each capitalized term used but not defined herein shall have the meaning assigned to it in the Credit Agreement.

[NAME OF BORROWER] hereby gives you notice pursuant to Section 2.03 of the Credit Agreement that it requests a Borrowing under the Credit Agreement, and in that connection sets forth below the terms on which such Borrowing is requested to be made:

(a) such Borrowing shall be denominated in [CURRENCY] and shall be in an aggregate principal amount equal to US$[●]7;

(b) the date of such Borrowing shall be [●], which shall be a Business Day;

(c) [if such Borrowing is denominated in US Dollars,] such Borrowing shall be [an ABR Borrowing][a LIBOR Borrowing];

(d) [if such Borrowing is a LIBOR Borrowing or EURIBOR Borrowing] the initial Interest Period for such Borrowing shall have a [●]8 [weeks’] [months’] duration;

(e) the Applicable Funding Account for such Borrowing shall be [●]; and

(g) [if such Borrower is organized in a jurisdiction other than the United States, the United Kingdom or Canada,] payments of the principal and interest on such Borrowing will be made from [JURISDICTION].

7 The aggregate principal amount of any LIBOR or EURIBOR Borrowing must be an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum. The aggregate principal amount of any ABR Revolving Borrowing must be an integral multiple of $100,000 and not less than $1,000,000.

8 Shall be subject to the definition of “Interest Period” and can be a period of one week or one, two, three or six months (or such other period as the applicable Borrower may request and for which interbank offered rates shall be available in accordance with the definition of “LIBO Rate”). If an Interest Period is not specified, then the applicable Borrower will be deemed to have selected an Interest Period of one month’s duration. May not end after the Maturity Date.

C-1

Form of Borrowing Request

[Each of the][The] Company [and the [NAME OF OTHER BORROWER]] hereby represents and warrants to the Administrative Agent and the Lenders that, on the date of this Borrowing Request and on the date of the related Borrowing, the conditions to lending specified in paragraphs (a) and (b) of Section 4.02 of the Credit Agreement have been satisfied.

Very truly yours,

THOMSON REUTERS CORPORATION[, on behalf of [NAME OF OTHER BORROWER]],

by

Name:
Title:

[NAME OF OTHER BORROWER],

by

Name:
Title:

C-2

Form of Borrowing Request

EXHIBIT D

Form of Promissory Note

$[AMOUNT]	[DATE]

FOR VALUE RECEIVED, the undersigned, [NAME OF BORROWER] (the “Company”), hereby promises to pay to [NAME OF LENDER] (the “Lender”) or its registered assigns, in the applicable currency and in immediately available funds, in each case as provided for in the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company; the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent (such term, and each other capitalized term used but not defined herein, having the meaning assigned to it in the Credit Agreement) (a) on the dates set forth in the Credit Agreement, the lesser of (i) the principal amount set forth above and (ii) the aggregate unpaid principal amount of all Loans made by the Lender to the Borrowers pursuant to the Credit Agreement, and (b) interest from the date hereof on the principal amount from time to time outstanding at the rate or rates per annum and payable on such dates as provided in the Credit Agreement.

The Company promises to pay interest, on demand, on any overdue principal and, to the extent permitted by law, overdue interest from their due dates at a rate or rates provided in the Credit Agreement.

The Company hereby waives diligence, presentment, demand, protest and notice of any kind whatsoever. The nonexercise by the holder hereof of any of its rights hereunder in any particular instance shall not constitute a waiver thereof in that or any subsequent instance.

All borrowings evidenced by this promissory note (this “Note”) and all payments and prepayments of the principal hereof and interest hereon and the respective dates thereof shall be endorsed by the holder hereof on the schedule attached hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof, or otherwise recorded by such holder in its internal records; provided, however, that the failure of the holder hereof to make such a notation or any error in such notation shall not affect the obligations of the Company under this Note.

This Note is one of the promissory notes referred to in the Credit Agreement that, among other things, contains provisions for the acceleration of the maturity hereof upon the happening of certain events, for optional and mandatory prepayment of the principal hereof prior to the maturity hereof and for the amendment or waiver of certain provisions of the Credit Agreement, all upon the terms and conditions therein specified.

Form of Promissory Note

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[NAME OF BORROWER]

by

Name:
Title:

Form of Promissory Note

LOANS AND PAYMENTS

Date	Amount of Loan	Maturity Date	Payments of Principal/Interest	Principal Balance of Note	Name of Person Making the Notation

Form of Promissory Note

EXHIBIT E

Form of Compliance Certificate

The undersigned hereby certifies as follows:

1.	I am the [Chief Financial Officer] [Treasurer] [Controller] of Thomson Reuters Corporation (the “Company”).

2.	I have reviewed the terms of the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among the Company; the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent.

3.	The review described in paragraph 2 above did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes an Event of Default under the Credit Agreement continuing as of the date of this Certificate, except as set forth in a separate attachment, if any, to this Certificate, specifying the nature and extent of the condition or event, the period during which it has existed and the corrective action which the Company has taken, is taking, or proposes to take with respect to each such condition or event.

4.	The foregoing certifications, together with the computations set forth in Annex A hereto and the financial statements delivered with this Certificate in support hereof, are made and delivered or deemed to be delivered on [ ], 20[ ] pursuant to Section 5.01(b) of the Credit Agreement.

THOMSON REUTERS CORPORATION

by

Name:
Title:

E-1

Form of Compliance Certificate

Annex A

to Form of Compliance Certificate

FOR THE FISCAL YEAR ENDED [        ]

1. Consolidated Total Debt:	[ , ]

2. Consolidated EBITDA:	[ ]

3. Consolidated Total Debt to EBITDA Ratio:	[ ]

Consolidated Total Debt / Consolidated EBITDA = Consolidated Total Debt to Consolidated EBITDA of not more than 4.5 to 1.0 per Section 6.04 of the Credit Agreement

E-2

Form of Compliance Certificate

EXHIBIT F

Form of Maturity Date Extension Request

JPMorgan Chase Bank, N.A.,

  as Administrative Agent under the Credit Agreement referred to below,

500 Stanton Christiana Road

Ops Building 2, 3rd Floor

Newark, DE 19713-2107

Attention: Kristen Bazink (Telecopy No. (302) 634-3301)

[DATE]

Re: Maturity Date Extension Request

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; JPMorgan Chase Bank, N.A., as Administrative Agent.

In accordance with Section 2.07(e) of the Credit Agreement, the undersigned hereby requests an extension of the Maturity Date from November 10, 20[  ] to November 10, 20[  ].9

Very truly yours,

THOMSON REUTERS CORPORATION,

by

Name:
Title:

9 Each extension of the Maturity Date may not exceed one year.

F-1

Form of Maturity Date Extension Request

EXHIBIT G-1

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders or Non-U.S. Issuing Banks That Are Not Partnerships For U.S. Federal

Income Tax Purposes)

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the [U.S. Borrower] within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to the [U.S. Borrower] as described in Section 881(c)(3)(C) of the Code and (v) the interest payments in question are not effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and the [U.S. Borrower] with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform the [U.S. Borrower] and the Administrative Agent and (ii) the undersigned shall have at all times furnished the [U.S. Borrower] and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER OR ISSUING BANK]

By:
Name:
Title:

Date:                           , 20

G-1-1

Form of Tax Compliance For Non-US Lenders or Non-US Issuing Banks That Are Not Partnerships For U.S. Federal Income Tax Purpose

EXHIBIT G-2

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the [U.S. Borrower] within the meaning of Section 871(h)(3)(B) of the Code, (iv) it is not a controlled foreign corporation related to the [U.S. Borrower] as described in Section 881(c)(3)(C) of the Code, and (v) the interest payments in question are not effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (ii) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:                           , 20

G-2-1

Form of US Tax Compliance Certificate for Non-US Participants that are not Partnerships for US Federal Income Tax Purposes

EXHIBIT G-3

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the [U.S. Borrower] within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the [U.S. Borrower] as described in Section 881(c)(3)(C) of the Code, and (vi) the interest payments in question are not effectively connected with the undersigned’s or its direct or indirect partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (ii) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date:                           , 20

G-3-1

Form of US Tax Compliance Certificate for Non-US Participants that are Partnerships for US Federal Income Tax Purposes

EXHIBIT G-4

FORM OF

U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders or Non-U.S. Issuing Banks That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to the Credit Agreement dated as of August 16, 2011, as amended and restated as of November 10, 2016 (as further amended, supplemented or otherwise modified time to time, the “Credit Agreement”), among Thomson Reuters Corporation (the “Company”); the other Borrowers from time to time party thereto; the Lenders from time to time party thereto; and JPMorgan Chase Bank, N.A., as Administrative Agent.

Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any promissory note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to the Credit Agreement, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the [U.S. Borrower] within the meaning of Section 871(h)(3)(B) of the Code, (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the [U.S. Borrower] as described in Section 881(c)(3)(C) of the Code, and (vi) the interest payments in question are not effectively connected with the undersigned’s or its direct or indirect partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and the [U.S. Borrower] with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (i) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (ii) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[NAME OF LENDER OR ISSUING BANK]

By:
Name:
Title:

Date:                           , 20

G-4-1

Form of US Tax Compliance Certificate for Non-US Lenders or Non-US Issuing Banks that are Partnerships for US Federal Income Tax Purposes